As filed with the Securities and Exchange Commission on November 9, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

New Fortress Energy LLC
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4924	83-1482060
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

111 W. 19th Street, 8th Floor
New York, NY 10011
(516) 268-7400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Cameron D. MacDougall, Esq.
111 W. 19th Street, 8th Floor
New York, NY 10011
(516) 268-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman E. Ramey Layne James R. Brown Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Michael J. Schwartz Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A shares representing limited liability company interests	$100,000,000	$12,120

(1)	Includes Class A shares issuable upon exercise of the underwriters’ option to purchase additional Class A shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated          , 2018

PRELIMINARY PROSPECTUS

New Fortress Energy LLC

Class A shares
Representing Limited Liability Company Interests

This is the initial public offering of Class A shares representing limited liability company interests of New Fortress Energy LLC. We are offering           Class A shares. We were recently formed by New Fortress Energy Holdings LLC and have elected to be treated as a corporation for U.S. federal income tax purposes. We expect that the initial public offering price will be between $       and $       per Class A share.

Prior to this offering, there has been no public market for our Class A shares. We intend to apply to list our Class A shares on Nasdaq Global Select Market under the symbol “NFE.”

We are an “emerging growth company” and are eligible for reduced reporting requirements for this prospectus and future filings. Please read “Summary—Our Emerging Growth Company Status.”

Investing in our Class A shares involves risks. Please read “Risk Factors” beginning on page 20.

These risks include the following:

•	Because we are currently dependent upon a limited number of customers, the loss of a significant customer could adversely affect our operating results.
•	Our business is dependent upon obtaining substantial additional funding from various sources, which may not be available or may only be available on unfavorable terms.
•	Failure of liquified natural gas (“LNG”) to be a competitive source of energy in the markets in which we operate, and seek to operate, could adversely affect our expansion strategy.
•	We have operations in multiple jurisdictions and may expand our operations to additional jurisdictions, including jurisdictions in which the tax laws, their interpretation or their administration may change. As a result, our tax obligations and related filings are complex and subject to change, and our after-tax profitability could be lower than anticipated.
•	New Fortress Energy Holdings LLC has the ability to direct the voting of a majority of our shares, and its interests may conflict with those of our other shareholders.
•	There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from Delaware General Corporation Law (“DGCL”) in a manner that may be less protective of the interests of our Class A shareholders.
•	Shareholders will experience immediate and substantial dilution of $ per Class A share.
•	There is no existing market for our Class A shares and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A shares may fluctuate significantly, and shareholders could lose all or part of their investment.
	Per Class A share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to New Fortress Energy LLC (before expenses)(1)	$	$
(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters may purchase up to an additional          Class A shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A shares to purchasers on or about                   , 2018 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley	Barclays

Prospectus dated       , 2018

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this registration statement is accurate as of any date other than the date on the front cover of this registration statement. Our business, financial condition, results of operations and prospects may have changed since such dates. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the industries in which we operate, including trends in the market and our position and the position of our competitors, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the Securities and Exchange Commission (the “SEC”), which we did not participate in preparing and as to which we make no representation), as well as our good-faith estimates, which have been derived from management’s knowledge and experience in the industries in which we operate. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

i

GLOSSARY OF TERMS

As commonly used in the liquefied natural gas industry, to the extent applicable and as used in this prospectus, the terms listed below have the following meanings:

ADO	automotive diesel oil

Bcf/yr	billion cubic feet per year

Btu
the amount of heat require to raise the temperature of one avoirdupois pound of pure water from 59 degrees Fahrenheit to 60 degrees Fahrenheit at an absolute pressure of 14.696 pounds per square inch gage (psig)

CAA	Clean Air Act

CERCLA	Comprehensive Environmental Response, Compensation and Liability Act

CWA	Clean Water Act

DOE	U.S. Department of Energy

DOT	U.S. Department of Transportation

EPA	U.S. Environmental Protection Agency

FERC	Federal Energy Regulatory Commission

FTA countries	countries with which the United States has a free trade agreement providing for national treatment for trade in natural gas

GAAP	generally accepted accounting principles in the United States

GHG	greenhouse gases

GSA	gas sales agreement

GW	gigawatt. We estimate 2,500,000 LNG gallons would be required to produce one gigawatt

Henry Hub	a natural gas pipeline located in Erath, Louisiana that serves as the official delivery location for futures contracts on the New York Mercantile Exchange

ISO container	International Organization of Standardization, an intermodal container

LNG	natural gas in its liquid state at or below its boiling point at or near atmospheric pressure

MMBtu	one million Btus, which corresponds to approximately 12.1 LNG gallons

mtpa	million tons per year

MW	megawatt. We estimate 2,500 LNG gallons would be required to produce one megawatt.

ii

NGA	Natural Gas Act of 1938, as amended

non-FTA countries	countries without a free trade agreement providing for national treatment for trade in natural gas and with which trade is permitted

OPA	Oil Pollution Act

OUR	Office of Utilities Regulation (Jamaica)

PHMSA	Pipeline and Hazardous Materials Safety Administration

PPA	power purchase agreement

SSA	steam supply agreement

TBtu	one trillion Btus, which corresponds to approximately 12,100,000 LNG gallons

iii

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our Class A shares. While this summary highlights what we consider to be the most important information about us, you should read this entire prospectus carefully including, in particular, “Risk Factors,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $   per Class A share (the mid-point of the price range set forth on the cover page of this prospectus), (ii) unless otherwise indicated, that the underwriters’ option to purchase additional Class A shares is not exercised and (iii) excludes Class A shares reserved for issuance under our equity incentive plan. This summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Company,” “NFE,” “we,” “our,” “us” or like terms refer to New Fortress Energy LLC and its subsidiaries. When used in a historical context, “our,” “us,” “we” or like terms refer to New Fortress Energy Holdings LLC, a Delaware limited liability company (“New Fortress Energy Holdings”), our predecessor for financial reporting purposes. References in this prospectus to “NFI” refer to New Fortress Intermediate LLC, which following the transactions discussed in this prospectus, will own our operating subsidiaries, including NFE Atlantic Holdings LLC (“NFE Atlantic”) as well as limited assets or liabilities of New Fortress Energy Holdings held prior to the completion of this offering. Upon the completion of this offering, we will own a controlling   % membership interest in NFI (through our role as the sole managing member of NFI), and New Fortress Energy Holdings will own a non-controlling   % membership interest in NFI. You should also see the “Glossary of Terms” for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

New Fortress Energy LLC

Overview

We are an integrated gas-to-power company that seeks to use “stranded” natural gas to satisfy the world’s large and growing power needs. Our mission is to provide modern infrastructure solutions to create cleaner, reliable energy while generating a positive economic impact worldwide. Our business model is simple, yet, we believe, unique for the liquefied natural gas (“LNG”) industry. We aim to deliver targeted energy solutions to customers around the world, thereby reducing their energy costs and diversifying their energy resources, while also reducing pollution and generating compelling margins.

We aim to deliver targeted energy solutions by employing a four-part integrated LNG production and delivery model:

Liquefaction – Our approach is to enter into long-term, largely fixed-price contracts for feedgas, then liquefy that gas at or proximate to its site of extraction, minimizing transport and pipeline costs for the feedgas producers. We are currently developing two liquefiers in the Marcellus area of Pennsylvania, each of which is expected to have the capacity to produce approximately 3 to 4 million gallons of LNG (which is the equivalent of 250,000 to 350,000 MMBtu) per day, and intend to develop five or more additional liquefiers over the next five years.

Logistics – We expect to own or control the logistics assets necessary to deliver LNG to our customers through our “logistics pipeline.” Tanker trucks will transport LNG from our liquefiers to a port on the Delaware river for Marcellus sourced LNG or the Gulf of Mexico for Mid-Continent sourced LNG, at which point LNG will be transloaded directly to large marine vessels.

Shipping – We have long-term charters for both large-scale floating storage units (“FSUs”) and floating storage and regasification units (“FSRUs”), and smaller liquefied natural gas carriers (“LNGCs”). These assets transport LNG from ports to our downstream terminals for ultimate delivery to our customers. There is approximately a five day sail time from port to our downstream terminals in the Caribbean.

Terminals – Through our network of current and planned downstream terminals, we will be positioned to deliver gas and power solutions to our customers seeking either to transition from environmentally dirtier distillate fuels such as ADO and heavy fuel oil (“HFO”) or to purchase natural gas to meet their current fuel needs. Our goal is to build 10 - 20 downstream terminals over the next five years.

We believe this compelling business model will provide opportunities to generate average revenues of approximately $10.00 per MMBtu, including both fuel sales and capacity charges (we often invest capital in infrastructure in connection with our entry into a new market, and customers agree to pay a “capacity charge” as consideration for the right to use the underlying infrastructure). We expect individual contract pricing is likely to range between $8.00 and $13.00 per MMBtu, depending on the customer’s size, purchased volume, credit profile, the complexity of the delivery and the infrastructure required to deliver it.

NFE’s Global Market Landscape

We believe that the world is “long” gas and “short” power, and that natural gas is a compelling fuel for power production. But because much of the world’s natural gas reserves are not directly connected by pipeline to electricity producers and other end users, it must be otherwise transported. An efficient way to transport is through the conversion of natural gas to LNG, which involves treating natural gas to remove impurities and then chilling it to approximately negative 260 degrees Fahrenheit, a process generally referred to as liquefaction. In LNG form, natural gas is typically transported in bulk by containers or tankers hauled by rail or truck or by marine vessels, such as LNG carriers. Once delivered to its end destination, LNG can be reconverted to natural gas through a process referred to as “regasification.”

Today approximately 70% of the world’s electricity is consumed by 10 countries and over a billion people, or approximately 14% of the world’s population, currently lack access to electricity, according to the International Energy Agency’s October 2017 report. As economic development worldwide spurs demand for electricity, approximately 1.5 million MW of new power is expected to be needed by 2040, according to Exxon Mobil’s 2017 Outlook on Energy. To satisfy these power needs with gas-fired power would require approximately 3.75 billion gallons of LNG (or 310 TBtu) per day (based upon an estimated conversion of 2,500 gallons per day of LNG for every MW of power capacity). Further, we believe that many countries around the world – keenly focused on economics as well as the environment – will increasingly look to natural gas to displace environmentally dirtier fuels such as HFO, ADO and coal that are used to generate power, particularly if natural gas is cheaper than these environmentally dirtier fuels. For example, most islands in the Caribbean generate 90% to 100% of their electricity from HFO or ADO, as compared to less than 1% of electricity generation in the United States. We believe there is a significant market opportunity.

Liquefaction projects currently under construction are expected to come online by 2020. Afterward, LNG supply growth is expected to slow through 2025. According to the Shell 2018 LNG Outlook Report, from 2020 through 2025, LNG demand expectations exceed supply estimates and, at 2025, supply estimates are almost half that of demand expectations. By 2025, this equates to an addressable LNG market with 450 mtpa (approximately 740 million gallons per day) of demand, which management estimates to represent a global market value of approximately $212 billion per annum. According to the 2018 World LNG Report by the International Gas Union, existing global liquefaction capacity is estimated to be 369 mtpa. Based on this report, by 2025, we expect the shortfall in supply to be approximately 200 mtpa versus current operating plants and 100 mtpa versus projects under construction. This shortfall is the equivalent of approximately 50 to 100 liquefiers of similar capacity to one of our liquefiers in Pennsylvania.

We plan to capitalize on this growing supply-demand gap and create new markets for natural gas by developing liquefaction assets, particularly in areas with significant “stranded” reserves, which we define as natural gas reserves not connected to large interstate or transnational pipelines. That is, not only are these reserves not connected by pipeline to end users, they are not connected to any significant pipeline – as is the case in Pennsylvania.

The World is Long Gas…..

Global Gas Reserves[1]

Eurasia
2,091 Tcf
Europe
105 Tcf
North America
382 Tcf
Middle East
2,794 Tcf
Asia Pacific
682 Tcf
Africa
488 Tcf
Central & S. America
290 Tcf

Projected Growth in Global Gas Demand by 2030[2]

Asia
Americas
Rest of the World
Middle East
15%
39%
21%
25%

….. But Short Power

Global Electricity Access[3]

Southeast Europe
Caribbean
Mexico
West Africa
East Africa
South Asia
Southeast Asia
South America
South Africa
MWh per Capita
>10.0MWh
5.0 – 10.0MWh
2.5-5.0MWh
1.0-2.5MWh
<1.0MWh
No data

LNG Demand Growth[4]
MTPA
800
700
600
500
400
300
200
100
0
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040
Proposed Liquefaction
Existing Liquefaction
LNG Demand

(1)	BP Statistical Review of World Energy, June 2018
(2)	The World Bank, “Electric Power Consumption (KWh per Capita)”
(3)	2015 International Energy Agency Report
(4)	IHS Markit

Our Business Model

As an integrated gas-to-power LNG company, our business model spans the entire production and delivery chain from natural gas procurement and liquefaction to logistics, shipping, terminals and conversion or development of natural gas-fired generation. While historically, liquefaction, transportation, regasification and power generation have been financed separately, the segregation of such projects has inhibited the development of natural gas-fired power in many developing countries. In executing this business model, we have the capability to build or arrange any necessary infrastructure ourselves without reliance on multilateral financing sources or traditional project finance structures, so that we maintain our strategic flexibility.

Our goal is to purchase gas, liquefy it, and transport it to one of our Terminals (as defined herein) at a cost of approximately $4.20 per MMBtu or less (before owner’s costs such as marketing and administrative costs, financing costs and contingencies). We expect our downstream transportation, shipping and regasification costs to approximate $1.50 per MMBtu, which is consistent with the costs of our current operations. Our goal is to sell substantially all of this gas to downstream customers under long-term contracts at targeted pricing in excess of approximately $10.00 per MMBtu, including both fuel sales and capacity charges. Gas not delivered to downstream customers would be sold on the spot market. Currently, the market price for LNG delivered via LNGC is approximately $8.00 to $12.00 per MMBtu, depending on the size of cargoes purchased. For contracted delivery, assuming the costs and sales prices described above, we seek to earn a margin of $4.30 per MMBtu, or $0.36 per gallon, which would equal a margin of 40% or more, on our gas sales. For spot sales, we seek to earn an attractive margin by adjusting our sales price based on current market rates. Our operations, which are currently conducted at our LNG storage and regasification terminal at the Port of Montego Bay, Jamaica (the “Montego Bay Terminal”) and at our liquefaction, storage and production facility in Miami, Florida (the “Miami Facility”), are currently generating revenue on sales of approximately 400,000 gallons of LNG (33,000 MMBtu) per day. We have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 9.4 million gallons (777,000 MMBtu) per day, which includes approximately 1.4 million gallons per day that are currently contracted. We are in active discussions with additional customers who may have significant demand for additional LNG, although there can be no assurance that these discussions will result in additional contracts or the terms of such contracts.

Our Terminals

Downstream, we have five terminals operational or under development. Our terminals will position us to access customers in a number of attractive markets around the world.

UNITED STATES
MEXICO
Gulf of Mexico
Atlantic Ocean
JAMAICA
1
2
3
PUERTO RICO
4
5
IRELAND
Active Terminals
Terminals in Development

We look to build terminals in locations where the need for LNG is significant. In these markets, we first seek to identify and establish “beachhead” target markets for the sale of LNG, natural gas or natural gas-fired power. We then seek to convert and supply natural gas to additional power customers. Finally, our goal is to expand within the market by supplying additional industrial and transportation customers.

We currently have two operational terminals and three under development, as described below. We design and construct terminals to meet the supply and demand specifications of our current and potential future customers in the applicable region. Our terminals currently operating or under development are expected to be capable of receiving between 700,000 and 6 million LNG gallons (58,000 and 500,000 MMBtu) per day depending upon the needs of our customers and potential demand in the region. Set forth below is additional detail regarding each terminal:

Montego Bay, Jamaica – Our Montego Bay Terminal commenced commercial operations in October 2016. The terminal is capable of processing up to 740,000 LNG gallons (61,000 MMBtu) per day and features approximately 7,000 cubic meters of onsite storage. It supplies natural gas to 145MW turbines at the power plant operated by Jamaican Public Service Company Limited (“JPS”) pursuant to a long-term take-or-pay contract for natural gas equivalent to approximately 300,000 gallons of LNG (25,000 MMBtu) per day. The Montego Bay

Terminal also supplies several on-island industrial users with natural gas or LNG pursuant to other long-term take-or-pay contracts. Our Montego Bay Terminal is currently operating at 36% capacity to service JPS and these other industrial users. We have the ability to service other potential customers with the excess capacity of the Montego Bay Terminal, and we are seeking to enter into long-term contracts with new customers for such purposes. We deliver LNG to the Montego Bay Terminal via small LNGC.

Old Harbour, Jamaica – Our marine LNG storage and regasification terminal in Old Harbour, Jamaica (the “Old Harbour Terminal” and, together with the Montego Bay Terminal, the “Jamaica Terminals”) is substantially complete and expected to commence commercial operations in the first quarter 2019. It is capable of processing approximately 6 million gallons of LNG (500,000 MMBtu) per day. The Old Harbour Terminal is expected to supply gas to a new 190MW Old Harbour power plant (the “Old Harbour Power Plant”) operated by South Jamaica Power Company Limited (“JPC”) pursuant to a long-term take-or-pay contract for natural gas equivalent to approximately 350,000 gallons of LNG (29,000 MMBtu) per day. We also expect the Old Harbour Terminal to supply gas to a new 94MW power plant that we are constructing, and, subject to agreement on terms, approximately 269,000 gallons of LNG (22,000 MMBtu) per day to the alumina refinery operated by Jamalco, an entity owned by the government of Jamaica with a focus on bauxite mining and alumina production in Jamaica. We expect that our Old Harbour Terminal will operate at 16% capacity to service JPC and Jamalco. We will have the ability to service other potential customers with the excess capacity of the Old Harbour Terminal, and we are seeking to enter into long-term contracts with new customers for such purposes. The Old Harbour Terminal is an offshore terminal with storage and regasification equipment via FSRU. The offshore design eliminates the need for expensive storage tanks and permanent, onshore infrastructure.

San Juan, Puerto Rico – Our San Juan facility is currently under development and is expected to commence commercial operations in the second quarter 2019. It is designed as a landed multi-fuel handling facility located in the Port of San Juan, Puerto Rico (the “San Juan Facility”). The San Juan Facility is being constructed with multiple truck loading bays to provide LNG to on-island industrial users. In addition, we have submitted a proposal to the Puerto Rico Electric Power Authority (“PREPA”) to convert and supply natural gas to Units 5 and 6 of the San Juan Combined Cycle Power Plant – which have a capacity of 440MW. The power plant is currently running on diesel, and we plan to convert the power plant to run on natural gas and provide approximately 25 TBtu of natural gas per year, which would equal approximately 850,000 gallons of LNG (70,000 MMBtu) per day. We expect the conversion to natural gas under our proposal would allow PREPA to realize significant, recurring annual cost savings of approximately $285 million (based on current diesel pricing and information provided in PREPA’s request for proposals) after one time conversion costs while also using a more sustainable, environmentally friendly form of energy.

La Paz, Baja California Sur, Mexico – Our La Paz terminal is currently under development and is expected to commence commercial operations in October 2019. It is being designed as an LNG receiving terminal located at the Port of Pichilingue in Baja California Sur, Mexico, where LNG will be delivered via a small LNGC vessel or barge (the “La Paz Terminal”). Initially, the La Paz Terminal is expected to supply approximately 225,000 gallons of LNG (18,000 MMBtu) per day for a 94MW gas-fired mobile power unit that we plan to develop, own, and operate. Similarly, we expect that we will use the La Paz Terminal infrastructure, which includes truckloading bays, to facilitate the conversion of, and supply approximately 180,000 gallons of LNG (15,000 MMBtu) per day to the 80MW Los Cabos power plant, as well as regional industrial users such as ferries and hotels.

Shannon, Ireland – We have entered into an agreement to purchase all of the ownership interests in a project company that owns the rights to develop and operate an LNG terminal and a CHP plant on the Shannon Estuary near Ballylongford, Ireland. The Ireland terminal is expected to commence commercial operations in the fourth quarter 2020. We intend this terminal to include a storage facility with onshore regasification equipment and pipeline connection into the distribution system of Gas Networks Ireland, Ireland’s national gas network (the “Ireland Terminal” and, together with the Jamaica Terminals, the San Juan Facility and the La Paz Terminal, our “Terminals”). We plan to deliver LNG to the terminal via a traditional size LNGC. The equipment on site will have the capacity to import and regasify more than 6 million gallons of LNG (500,000 MMBtu) per day, which is the equivalent of Ireland’s total foreign natural gas imports. Additionally, the planning permission approval for the terminal includes the ability to build an integrated 500MW power plant on-site with priority dispatch.

Our Liquefaction Assets

We intend to supply all existing and future customers with LNG produced primarily at our own liquefaction facilities. We have one operational liquefaction facility in Miami and are currently developing two liquefaction facilities in Pennsylvania (our “Pennsylvania Facilities” and, together with the Miami Facility, the “Liquefaction Facilities”) and plan to develop five to ten additional liquefaction facilities over the next five years.

We believe that, by building smaller facilities and optimizing efficiencies, we will be able to construct our liquefaction facilities significantly faster and more economically than those typically developed in the industry. We expect to construct each liquefaction facility for a total cost (including ancillary logistics infrastructure) of between $750 to $850 million, which implies an anticipated cost of LNG production of approximately $374 per ton. There can be no assurance development costs will not exceed our targets. If we can achieve these cost targets, this would be considerably more cost-effective than the industry’s published liquefaction costs, which range from $511 to $867 per ton excluding ancillary infrastructure. Each of our liquefaction facilities is anticipated to produce approximately 3.6 million gallons of LNG (298,000 MMBtu) per day, or 2.15 mtpa of LNG.

We constructed the Miami Facility, which commenced commercial operations in 2016, in under 12 months at a cost to build of approximately $70 million. The Miami Facility employs what we believe is one of the largest private ISO container fleets in the world. It has one liquefaction train, with liquefaction production capacity of approximately 100,000 gallons of LNG (8,200 MMBtu) per day and was 95.5% dispatchable during 2017. The facility also has three LNG storage tanks, with total capacity of approximately 1,000 cubic meters. The plant also includes two separate LNG transfer areas capable of serving both truck and rail. We are currently delivering approximately 31,000 gallons of LNG per day from the Miami Facility pursuant to long-term, take-or-pay contracts.

We are in advanced stages of the design, development and permitting for our first Pennsylvania Facility, and we expect it to be substantially complete in the fourth quarter of 2020. We expect our first Pennsylvania Facility to have the capacity to liquefy approximately 3.6 million gallons of LNG (250,000 – 330,000 MMBtu) per day. We have already entered into a 15-year contract to acquire all of the feedgas needed to operate our first Pennsylvania Facility at capacity, with pricing that is generally fixed at $2.50 per MMBtu. Once LNG is produced at this facility, a dedicated tanker truck fleet will transport the LNG to a nearby port. We are in the advanced stages of negotiating a long-term lease for the use of a facility at a port approximately 195 miles away along the Delaware river, and we expect to finalize the lease prior to the completion of this offering. Under such lease, we expect to have exclusive rights to use such facility for the term of the lease and that LNG will be transferred directly from tanker truck, rail or other non-pipeline means to marine vessel through multiple transloading bays, allowing for simultaneous and continuous operations. From there, our dedicated fleet of marine vessels will be able to transport the LNG to our Terminals and then on to our customers. We are also in the process of developing our second Pennsylvania Facility and expect to begin commercial operations in the first quarter of 2021. We expect to have liquefaction capacity of approximately 7.3 million gallons of LNG per day after the completion of our Pennsylvania Facilities.

At the completion of this offering, we will have committed approximately $2 billion in building and developing our facilities since 2014. Pending completion and commissioning of our liquefiers in development, we expect to continue to supply our downstream customers with LNG and natural gas sourced from a combination of our Miami Facility and purchases of LNG on the open market. We are drawing on our experience from the construction and operation of our Miami Facility to optimize the development of our Pennsylvania Facilities.

Our Customers

Our downstream customers are, and we expect future customers to be, a mix of power, transportation and industrial users of natural gas and LNG. We seek to substantially reduce our customers’ fuel costs while providing them with a cleaner-burning, more environmentally friendly fuel source. In addition, we also intend to sell power and steam directly to some of our customers.

We seek to enter into long-term, take-or-pay contracts to deliver natural gas or LNG, which generally include targeted pricing of approximately $10.00 per MMBtu. Pricing for any particular customer depends on the size of the customer, purchased volume, the customer’s credit profile, the complexity of the delivery and the infrastructure required to deliver it, and there can be no assurance we will acheive our targeted pricing. In general, the better the credit and larger the size of the user, the lower the contract price of our fuel.

To date, we have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 9.4 million gallons (777,000 MMBtu) per day, which includes approximately 1.4 million gallons per day currently contracted to downstream customers. Our operations, which are currently conducted primarily at our Montego Bay Terminal and at our Miami Facility, are currently generating revenue from sales of approximately 400,000 gallons (33,000 MMBtu) per day. Our ambition is to continue to aggressively grow this customer portfolio. We are in active discussions with additional customers who may have significant demand for additional LNG.

Growth Opportunities and Track Record

As the world continues to electrify and demand for power grows, we believe that countries will continue to look to natural gas as a viable, efficient, cost-effective and more environmentally friendly fuel. With a potential 3.75 billion LNG-gallon-per-day addressable market created by the approximately 1.5 million MW of new power expected to be needed by 2040, according to Exxon Mobil’s 2017 Outlook on Energy, we see multiple opportunities for our business to grow.

Proven Ability to Execute. We are confident in our ability to execute and scale our business model to support our expected growth because we have a successful track record of infrastructure project development. We developed, constructed and commissioned our Miami Facility, a 100,000 gallon-per-day (8,300 MMBtu) liquefier in Miami-Dade County, Florida, in under 12 months. This liquefier includes two truckloading bays capable of loading LNG tank trucks at 200 gallons-per-minute per truck, and through which we currently service our South Florida customers. We also ship ISO tankers by rail to Port Everglades for shipment to customers in the Bahamas and Barbados. We followed our Miami Facility by designing, permitting, constructing and commissioning our Montego Bay Terminal in under 14 months. This terminal is equipped with 7,000 cubic meters (2 million gallons) of on-land storage, has a direct pipeline connection to JPS’s 145MW turbines at the Bogue Power Plant, and has two truckloading bays for deliveries to on-island customers. We also expect to commission our Old Harbour Terminal starting in December 2018. Construction is complete, and we expect our chartered FSRU to arrive in the fourth quarter 2018. When operational, the Old Harbour Terminal will service a new 190MW power plant operated by JPC and a new 94MW plant that we have begun constructing at Jamalco. These projects demonstrate our proven ability to design, construct and commission large and complex infrastructure projects on accelerated timeframes and encompassing a broad range of operations – liquefaction, logistics, onshore terminals, offshore terminals, pipeline connections, marine assets and integrated power generation assets.

Growth Opportunity — Africa. In Sub-Saharan Africa, 590 million people, or 57% of the population, lack access to electricity. As a result, power generation on the continent is anticipated to more than double to 253GW by 2030. Natural gas consumption is expected to grow by nearly 150% over this timeframe, outpacing nearly every other fuel. We recognize the immense opportunity that Africa affords and are opening our first office in Ghana in late 2018. We have engaged with multiple local counterparties, and we anticipate deploying meaningful capital in African projects in the future.

Business Strategies

Our primary business objective is to provide superior returns to our shareholders as a vertically integrated energy infrastructure company. We intend to accomplish this objective by implementing the following strategies:

•	Continue to develop LNG liquefaction and distribution facilities. We currently procure our LNG either by purchasing it on the open markets in amounts sufficient to service our customers’ needs or by manufacturing it in our Miami Facility. Following this offering, we intend to continue to develop the infrastructure necessary to supply our existing and future customers with LNG produced primarily at our facilities, including our Pennsylvania Facilities. We expect that ownership of this vertical supply chain, from fixed-price gas procurement to liquefaction to delivery of LNG, will reduce our (and our customers’) future LNG price variations, thereby reinforcing our competitive standing in the LNG market.
•	Expand our LNG distribution business. Our sales and marketing team seeks to identify utilities, transportation companies, and industrial end-users who may view natural gas or LNG as a potentially compelling alternative to traditional distillate fuels and enter into long-term, take-or-pay contracts for our products and services. Following entry into these agreements, we intend to develop the necessary infrastructure to deliver natural gas or LNG directly to the consumer in readily usable form and, in the case of power generation or steam production, to produce and deliver the required quantities of power or steam. Our comprehensive infrastructure and management services and our experience as a first mover in the Atlantic Basin should allow us to expand our footprint in the Atlantic Basin and beyond to new customers as demand for alternatives to traditional energy sources continues to expand. Following this offering, we intend to expand our footprint and enhance our service offerings to our current customers while developing relationships with new customers.

•	Develop gas-fired power generation assets. We believe that developing and constructing our own gas-fired power generation assets is a compelling growth strategy for our company. We are currently developing a dual-fired combined heat and power facility in Clarendon, Jamaica (the “CHP Plant”), from which we expect to supply electricity to JPS under a long-term contract. Because we intend to control the entire “spark spread” from upstream production to delivery of electricity to a customer or grid, we are able to capture economic value in a way a traditional power producer likely cannot. For example, the cost of fuel is a pass-through for most power producers. Because we would supply these power plants with our own LNG and natural gas, we capture fuel economics which can be significant.
•	Continue to build-out our Caribbean infrastructure. Our take-or-pay gas supply agreements and steam supply agreements with electric utilities and industrial end-users in Jamaica provide us with the opportunity for stable, long-term contracted cash flows. In order to service these contracts efficiently and cost effectively, we have begun to develop the necessary assets and infrastructure in Jamaica. Following this offering, we intend to develop and optimize our Caribbean infrastructure to provide natural gas, LNG, steam or electricity in readily usable form directly to our customers in Jamaica and other places in the Caribbean, such as Puerto Rico. Beyond these prospects, we intend to selectively identify and market our services to energy customers who view natural gas or LNG as a compelling alternative to other fuel sources that will allow us to further expand our footprint.
•	Maintain financial strength and flexibility. We will seek to maintain a conservative balance sheet, which will allow us to better react to our customers’ changing needs. As of the closing of this offering, we expect to have $ in total assets (including $ in cash and cash equivalents) and $ of total indebtedness outstanding. We believe this low leverage and cash position, along with our cash flows from operations will provide us with sufficient liquidity to execute on the business strategies discussed above.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	Comprehensive energy solution creates new customer base. We offer our customers a comprehensive energy solution. We provide the infrastructure and manage the logistics necessary to deliver natural gas or LNG directly to our customers in amounts tailored to their consumption needs. In addition, we offer to construct or convert power generation assets to burn natural gas, thereby producing cleaner and cheaper electricity. By offering a comprehensive solution, we believe we can prompt meaningful numbers of significant energy consumers—such as power utilities, railroads, ships, mining and other industrial operations—looking for a better alternative to oil to convert to natural gas and enter into contracts with us.
•	Demonstrated ability to execute. The success of our business strategy and its benefit to our customers is demonstrated by our proven ability to secure long-term, take-or-pay contracts. Our Montego Bay Terminal and related infrastructure (operational since October 30, 2016) has enabled JPS to use natural gas at the Bogue Power Plant, rather than rely on automotive diesel oil (“ADO”), at prices that are competitive with ADO. We have also entered into a long-term, take-or-pay contract with JPC to supply JPC’s Old Harbour Power Plant with LNG, a 20-year steam supply agreement (“SSA”) to supply Jamalco with steam for use in its alumina refinery operations, and a 20-year power purchase agreement (“PPA”) to supply electricity to the Jamaica power grid from our CHP Plant in Clarendon, Jamaica.

•	Economically and environmentally attractive product. We believe natural gas is a cheaper, cleaner and thus superior alternative energy source to traditional oil-based fuels. According to our internal estimates, on an energy equivalent basis using recent pricing, natural gas provides meaningfully more energy per dollar spent compared to diesel. Importantly, natural gas is also an environmentally cleaner fuel source compared to oil. In a June 2015 study, the U.S. Energy Information Administration conducted an analysis to compare the amount of carbon dioxide emissions per unit of energy output among fossil fuels, including oil, and found that natural gas produces the lowest amount of carbon dioxide of all fossil fuels in the study. Natural gas’s attributes, coupled with an increased focus on economics and the environment, make it a compelling energy source for many energy consumers.
•	Scalable infrastructure can drive margin expansion. Our Jamaica Terminals, CHP Plant and other infrastructure position us to deliver natural gas to additional islands throughout the Atlantic Basin and beyond. We believe we can augment our existing infrastructure by investing limited amounts of additional capital to expand uses with our largest customers and to secure new customers at favorable margins. We expect that significant expansion of our liquefaction capabilities and our delivery logistics chain through the development, ownership and operation of the Pennsylvania Facilities, together with the current operations at the Miami Facility, will enable us to supply our existing and future customers with LNG produced primarily at our own Liquefaction Facilities and will help to reduce the risk of future LNG price variations.

Our Relationship with New Fortress Energy Holdings and its Affiliates

Following the completion of this offering, New Fortress Energy Holdings will retain a significant interest in us through its ownership of            Class B shares, representing a       % voting and non-economic limited liability company interest in us and a          % economic interest in NFI.

A substantial majority of the equity of New Fortress Energy Holdings is owned by Fortress Equity Partners (A) LP (the “Fortress Shareholder”), a Delaware limited partnership. The Fortress Shareholder is managed by FIG LLC, a Delaware limited liability company (“FIG LLC”), which is an affiliate of Fortress Investment Group LLC (“Fortress”).

While our relationship with New Fortress Energy Holdings and its affiliates is a significant strength, it is also a source of potential conflicts. Please read “—Controlled Company Status” and “Risk Factors.”

Our Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•	provide an auditor’s attestation report on the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the “PCAOB,” requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;
•	comply with any new audit rules adopted by the PCAOB, unless the SEC determines otherwise;
•	provide certain disclosure regarding executive compensation required of larger public companies; or
•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.07 billion or more in annual revenues;
•	the date on which we become a “large-accelerated filer” (i.e., the end of the fiscal year on which the total market value of our common equity securities held by non-affiliates is $700.0 million or more as of the preceding June 30th);

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or
•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Controlled Company Status

Because New Fortress Energy Holdings will initially hold approximately       % of the voting power of our shares following the completion of this offering (or approximately       % if the underwriters’ option to purchase additional Class A shares is exercised in full), we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and Nasdaq Global Select Market (“NASDAQ”) rules. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and NASDAQ that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A shares are listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have           independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and NASDAQ rules, including by appointing a majority of independent directors to our board of directors, subject to a permitted “phase-in” period.

Risk Factors

An investment in our Class A shares involves risks associated with our business, regulatory and legal matters, our limited liability company structure and the tax characteristics of our Class A shares. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our Class A shares. However, this list is not exhaustive. Please read the full discussion of these risks and the other risks described under “Risk Factors” and “Forward-Looking Statements.”

These risks include the following:

•	We have a limited operating history, and an investment in our Class A shares is highly speculative.
•	We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•	Failure of LNG to be a competitive source of energy in the markets in which we operate, and seek to operate, could adversely affect our expansion strategy.
•	There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from Delaware General Corporation Law (“DGCL”) in a manner that may be less protective of the interests of our Class A shareholders.
•	Because we are currently dependent upon a limited number of customers, the loss of a significant customer could adversely affect our operating results.
•	Our business is dependent upon obtaining substantial additional funding from various sources, which may not be available or may only be available on unfavorable terms.
•	Our current lack of asset and geographic diversification could have an adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

•	We are currently highly dependent upon economic, political and other conditions and developments in the Caribbean, particularly Jamaica, and the other jurisdictions in which we operate.
•	We have operations in multiple jurisdictions and may expand our operations to additional jurisdictions, including jurisdictions in which the tax laws, their interpretation or their administration may change. As a result, our tax obligations and related filings are complex and subject to change, and our after-tax profitability could be lower than anticipated.
•	Shareholders will experience immediate and substantial dilution of $ per Class A share.
•	New Fortress Energy Holdings has the ability to direct the voting of a majority of our shares, and its interests may conflict with those of our other shareholders.
•	We do not intend to pay cash dividends on our Class A shares. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A shares appreciates.
•	There is no existing market for our Class A shares and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A shares may fluctuate significantly, and shareholders could lose all or part of their investment.
•	We expect to be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.
•	NFE is a holding company. NFE’s sole material asset after completion of this offering will be its equity interest in NFI, and accordingly, NFE will be dependent upon dividends from NFI to pay taxes and cover its corporate and other overhead expenses.

Formation Transactions and Structure

NFE was formed as a Delaware limited liability company by New Fortress Energy Holdings on August 6, 2018. NFE currently has no assets or liabilities and has conducted no operations. New Fortress Energy Holdings currently owns all of the outstanding membership interests of the subsidiaries through which we operate our business, including NFE Atlantic. New Fortress Energy Holdings’ only asset other than cash is its investments in consolidated subsidiaries.

Following this offering and the related transactions described below, NFE will be a holding company whose only material asset will consist of membership interests in NFI, which will own all of the outstanding membership interests in NFE Atlantic. NFE will be the sole managing member of NFI, will be responsible for all operational, management and administrative decisions relating to NFI’s business and will consolidate financial results of NFI and its subsidiaries.

In connection with this offering, the following transactions have occurred or will occur:

•	New Fortress Energy Holdings will contribute all of its interests in NFE Atlantic and its limited assets and liabilities, if any, to NFI in exchange for common units of NFI (“NFI LLC Units”), which will be the only class of units of NFI;
•	NFE will issue Class A shares in this offering to the public, representing limited liability company interests with 100% of the economic rights in NFE, at an initial offering price of $ per Class A share;
•	NFE will contribute the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares from us) to NFI in exchange for NFI LLC Units, equal to the number of Class A shares sold in this offering;
•	NFI will use the net proceeds from this offering (including any net proceeds from the exercise of the underwriters’ option to purchase additional Class A shares from us) as described in “Use of Proceeds;” and
•	New Fortress Energy Holdings will receive a number of Class B shares equal to the number of NFI LLC Units held by it immediately following the completion of this offering.

The diagram under “—Organizational Structure” below depicts a simplified version of our organization and ownership structure after giving effect to this offering and the related formation transactions.

For further details on our agreements with New Fortress Energy Holdings and its affiliates, please read “Certain Relationships and Related Transactions.”

We refer to the above transactions throughout this prospectus as the “Transactions.”

Our Class A shares and Class B shares

Our first amended and restated limited liability company agreement (the “operating agreement”) will provide for two classes of shares, Class A shares and Class B shares, representing limited liability company interests in us. Only the holders of our Class A shares are entitled to participate in any dividends our board of directors may declare. Each Class A share will also be entitled to one vote on the limited matters to be voted on by our shareholders. We expect to list our Class A shares for trading on NASDAQ under the symbol “NFE.”

Class B shares are not entitled to receive dividends but will be entitled to vote on the same basis as the Class A shares. Holders of Class A shares and Class B shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. We do not intend to list the Class B shares on any stock exchange. All of our Class B shares will initially be owned by New Fortress Energy Holdings. For a description of the rights and privileges of shareholders under our operating agreement, including voting rights, please read “Our Operating Agreement.”

Redemption Right

Following this offering, under the NFI limited liability company agreement (the “NFI LLC Agreement”), New Fortress Energy Holdings and any permitted transferees of New Fortress Energy Holdings’ NFI LLC Units will, subject to certain limitations, have the right (the “Redemption Right”) to cause NFI to acquire all or a portion of their NFI LLC Units for, at NFI’s election, (i) Class A shares at a redemption ratio of one Class A share for each NFI LLC Unit redeemed, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. NFI will determine whether to issue Class A shares or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including the trading price for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity to acquire the NFI LLC Units and alternative uses for such cash. As the sole managing member of NFI, our decision to make a cash payment upon the redemption of NFI LLC Units will be made by a committee of our board of directors. Alternatively, upon the exercise of the Redemption Right, NFE (instead of NFI) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered NFI LLC Unit directly from the redeeming NFI unitholder for, at its election, (x) one Class A share, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (y) an equivalent amount of cash. In connection with any redemption of NFI LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of Class B shares will be automatically cancelled.

For purposes of any transfer or exchange of NFI LLC Units initially owned by New Fortress Energy Holdings and our Class B shares, the NFI LLC Agreement and our operating agreement will contain provisions effectively linking each NFI LLC Unit with one of our Class B shares. Class B shares cannot be transferred without transferring an equal number of NFI LLC Units and vice versa.

For additional information, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Amended and Restated Limited Liability Company Agreement of NFI.”

Holding Company Structure

Our post-offering organizational structure will allow New Fortress Energy Holdings to retain a direct equity ownership in NFI, which will be classified as a partnership for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold a direct equity ownership in us in the form of Class A shares, and an indirect ownership interest in NFI through our ownership of NFI LLC Units. Although we were formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes.

Pursuant to our operating agreement and the NFI LLC Agreement, our capital structure and the capital structure of NFI will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the NFI LLC Units and our Class A shares.

For additional information, please read “—Organizational Structure” and “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Amended and Restated Limited Liability Company Agreement of NFI.”

Conflicts of Interest

Although we have established certain policies and procedures designed to mitigate conflicts of interest, there can be no assurance that these policies and procedures will be effective in doing so. It is possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation or regulatory enforcement actions.

One or more of our officers and directors have responsibilities and commitments to entities other than us. For example, we have some of the same directors and officers as other entities affiliated with Fortress. In addition, we do not have a policy that expressly prohibits our directors, officers, securityholders or affiliates from engaging in business activities of the types conducted by us for their own account. Fortress and its members, managers, officers and employees may pursue acquisition opportunities that we may acquire or dispose of assets in which such persons have a personal interest. In the event of a violation of this code of business conduct and ethics that does not constitute bad faith, willful misconduct, gross negligence or reckless disregard of our directors’ or officers’ duties, our directors, officers or employees will not be liable to us.

Our key agreements, including our operating agreement and the NFI LLC Agreement, were negotiated among related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as terms negotiated at an arm’s-length basis with unaffiliated parties.

We may compete with entities affiliated with Fortress for certain business opportunities. From time to time, affiliates of Fortress may focus on investments in assets in industries in which we currently, and may seek to in the future, operate. These affiliates may have meaningful access to capital, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress has multiple existing and planned funds focused on investing in the industries in which we currently, and may seek to in the future, operate, each with significant current or expected capital commitments. We may also co-invest with these funds in certain business opportunities.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions assuming the underwriters do not exercise their option to purchase additional Class A shares.

(1)	New Fortress Energy Holdings, which directly holds the Class B shares of the Company, is majority-owned and controlled by the Fortress Shareholder. Fortress Shareholder is controlled by Wesley R. Edens, our Chief Executive Officer. Mr. Edens exercises voting and dispositive power over the shares held by New Fortress Energy Holdings and may be deemed to be the beneficial owner thereof. Mr. Edens disclaims beneficial ownership of shares in excess of his pecuniary interest therein.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 111 W. 19th Street, 8th Floor, New York, New York 10011 and our telephone number is (516) 268-7400. Our website is located at www.newfortressenergy.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Class A shares offered to the public
            Class A shares, or             Class A shares if the underwriters exercise their option to purchase additional Class A shares in full.
Class A shares outstanding after this offering
            Class A shares, or             Class A shares if the underwriters exercise their option to purchase additional Class A shares in full.
Class B shares outstanding after this offering
            Class B shares, or one Class B share for each NFI LLC Unit held by New Fortress Energy Holdings immediately following this offering. Class B shares vote together as a single class with Class A shares, but have no right to receive any dividends. When a NFI LLC Unit currently held by New Fortress Energy Holdings is redeemed for a Class A share, a Class B share will be cancelled.
Voting power of Class A shares after giving effect to this offering
      % (or       % if the underwriters’ option to purchase additional Class A shares is exercised in full). The voting power of our Class A shares would be 100% if all outstanding NFI LLC Units held by New Fortress Energy Holdings were redeemed (and a corresponding number of our Class B shares was cancelled) for newly issued Class A shares on a one-for-one basis.
Voting power of Class B shares after giving effect to this offering
      % (or       % if the underwriters’ option to purchase additional Class A shares is exercised in full). The voting power of our Class B shares would be 0% if all outstanding NFI LLC Units held by New Fortress Energy Holdings were redeemed (along with the cancellation of a corresponding number of our Class B shares) for newly issued Class A shares on a one-for-one basis.
Voting rights
Each Class A share entitles its holder to one vote on all matters to be voted on by shareholders generally. Each Class B share entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our operating agreement. See “Description of Shares.”
Use of proceeds
We expect the estimated net proceeds from this offering to be approximately $       million (based on an assumed initial offering price of $       per Class A share, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses.

We will contribute the net proceeds of this offering to NFI in exchange for NFI’s issuance to us of             NFI LLC Units. NFI will use the net

proceeds to complete the construction of our Terminals and Liquefaction Facilities, as well as for working capital and general corporate purposes, including the development of future projects. Please read “Use of Proceeds” for additional information.

If the underwriters exercise their option to purchase additional Class A shares in full, the additional net proceeds will be approximately $       million (based on an assumed initial offering price of $      per Class A share, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be contributed to NFI in exchange for NFI’s issuance to us of additional NFI LLC Units. After the application of the net proceeds from this offering, we will own a      % membership interest in NFI (or a      % membership interest if the underwriters’ option to purchase additional Class A shares is exercised in full). Please read “Security Ownership of Certain Beneficial Owners and Management.”

Dividend policy
We do not anticipate paying any dividends on our Class A shares. See “Dividend Policy.”
Redemption Right
Under the NFI LLC Agreement, New Fortress Energy Holdings and any permitted transferees of New Fortress Energy Holdings’ NFI LLC Units will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause NFI to acquire all or a portion of their NFI LLC Units for, at NFI’s election, (i) Class A shares at a redemption ratio of one Class A share for each NFI LLC Unit redeemed, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, NFE (instead of NFI) will have the right, pursuant to the Call Right, to acquire each tendered NFI LLC Unit directly from the redeeming NFI unitholder for, at NFE’s election, (x) one Class A share, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (y) an equivalent amount of cash. In connection with any redemption of NFI LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of Class B shares will be cancelled. For additional information, please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Amended and Restated Limited Liability Company Agreement of NFI.”

Exchange listing
We intend to apply to list our Class A shares on NASDAQ, under the symbol “NFE.”
Risk Factors
You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A shares.

Summary Historical Financial Data

NFE was formed on August 6, 2018 and does not have historical financial results. NFE currently has no assets or liabilities and has conducted no operations. The following table shows summary historical financial information of New Fortress Energy Holdings, our predecessor, for the periods and as of the dates indicated.

The summary historical financial data as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 was derived from the unaudited historical condensed consolidated financial statements of New Fortress Energy Holdings included elsewhere in this prospectus and which, in the opinion of management, contain all normal recurring adjustments necessary for a fair statement of the results for the unaudited interim periods and have been prepared on the same basis as the associated audited consolidated financial statements. The summary historical financial data as of and for the years ended December 31, 2017 and 2016 was derived from the audited historical consolidated financial statements of New Fortress Energy Holdings included elsewhere in this prospectus.

You should read the information set forth below together with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial results are not necessarily indicative of results to be expected for any future periods.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Operating revenue	$69,545	$60,653	$82,104	$18,615
Other revenue	11,387	11,357	15,158	2,780
Total revenues	80,932	72,010	97,262	21,395

Operating expenses
Cost of sales	68,625	57,854	78,692	22,747
Operations and maintenance	5,750	4,769	7,456	5,205
Selling, general and administrative	40,827	21,164	33,343	18,160
Depreciation and amortization	2,258	2,031	2,761	2,341
Total operating expenses	117,460	85,818	122,252	48,453

Operating (loss)	(36,528)	(13,808)	(24,990)	(27,058)
Interest expense	6,389	4,850	6,456	5,105
Other (income), net	(515)	(75)	(301)	(53)
Loss on extinguishment of debt	618	—	—	1,177
Loss before taxes	(43,020)	(18,583)	(31,145)	(33,287)
Tax provision (benefit)	399	819	526	(361)
Net loss	$(43,419)	$(19,402)	$(31,671)	$(32,926)

Net loss per share – basic and diluted	$(0.64)	$(0.30)	$(0.49)	$(0.56)
Weighted average number of shares outstanding – basic and diluted	67,915,822	65,000,478	65,006,140	58,753,425

	As of September 30,	As of December 31,
	2018	2017	2016
Balance Sheet Data (at period end):
Property, plant and equipment, net	$85,526	$69,350	$70,633
Total assets	485,097	381,190	389,054
Long-term debt (includes current portion)	121,970	75,253	80,385
Total liabilities	179,013	102,280	99,684
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(53,156)	$(35,983)	$(54,892)	$(43,493)
Investing activities	(105,152)	(36,109)	(52,396)	(104,040)
Financing activities	125,503	(7,056)	11,346	277,699

RISK FACTORS

Investing in our Class A shares involves risks. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our Class A shares. Additional risks not presently known to us or that we currently deem immaterial could also materially affect our business.

If any of the following risks were to occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our Class A shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have not yet completed construction and commissioning of all of our Terminals and Liquefaction Facilities. There can be no assurance that our Terminals and Liquefaction Facilities will operate as described in this prospectus, or at all.

While our marine LNG storage and regasification terminal approximately three nautical miles from the Old Harbour Power Plant (the “Old Harbour Terminal” and, together with the Montego Bay Terminal, the “Jamaica Terminals”) is substantially complete, it must still undergo extensive testing and commissioning before operations can commence. There can be no assurance that we will not need to make adjustments to these facilities as a result of such testing or commissioning, which could cause delays and be costly. With respect to our Pennsylvania Facilities, though we are in the advanced stages of design, development and permitting of our first Pennsylvania Facility, we have not reached a final investment decision regarding such facility. As such, we have not entered into binding construction contracts or obtained all necessary environmental, regulatory, construction and zoning permissions. There can be no assurance that we will be able to enter into the contracts required for the development of these assets on commercially favorable terms, if at all, or that we will be able to obtain all of the environmental, regulatory, construction and zoning permissions we need. In particular, we will require agreements with ports proximate to our Liquefaction Facilities capable of handling the transload of LNG direct from our transportation assets to our occupying vessel. If we are unable to enter into favorable contracts or to obtain the necessary regulatory and land use approvals on favorable terms, we may not be able to construct and operate these assets as described in this prospectus, or at all. Finally, the construction of facilities is inherently subject to the risks of cost overruns and delays. Furthermore, if we do enter into the necessary contracts and obtain regulatory approvals for the construction and operation of the Liquefaction Facilities, there can be no assurance that such operations will allow us to successfully export LNG to our facilities, or that we will succeed in our goal of reducing the risk to our operations of future LNG price variations. If we are unable to construct, commission and operate all of our Terminals and Liquefaction Facilities as described in this prospectus, or, when and if constructed, they do not accomplish the goals described in this prospectus, or if we experience delays or cost overruns in construction, our business, operating results, cash flows and liquidity could be materially and adversely affected. Expenses related to our pursuit of contracts and regulatory approvals related to our Terminals and Liquefaction Facilities still under development may be significant and will be incurred by us regardless of whether these assets are ultimately constructed and operational.

Our ability to implement our business strategy may be materially and adversely affected by many known and unknown factors.

Our business strategy relies upon our future ability to successfully market natural gas to end-users, develop and maintain cost-effective logistics in our supply chain and construct, develop and operate energy-related infrastructure in the U.S., Jamaica, Mexico, Ireland and other countries where we do not currently operate. Our strategy assumes that we will be able to expand our operations into other countries, including countries in the Caribbean, enter into long-term GSAs and/or PPAs with end-users, acquire and transport LNG at attractive prices, develop infrastructure, including the Old Harbour Terminal, the Pennsylvania Facilities and the CHP Plant, as well as other future projects, into efficient and profitable operations in a timely and cost-effective way, obtain approvals from all relevant federal, state and local authorities, as needed, for the construction and operation of these projects and other relevant approvals, and obtain long-term capital appreciation and liquidity with respect to such investments. Our strategy may also be affected by future governmental laws and regulations. Our strategy also assumes that we will be able to enter into strategic relationships with energy end-users, power utilities, LNG providers, shipping companies, infrastructure developers, financing counterparties and other partners. These assumptions are subject to significant economic, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Additionally, in furtherance of our business strategy, we may acquire operating businesses or other assets in the future. Any such acquisitions would be subject to significant risks and contingencies, including the risk of integration and we may not be able to realize the benefits of any such acquisitions.

Our future ability to execute our business strategy is uncertain, and it can be expected that one or more of our assumptions will prove to be incorrect and that we will face unanticipated events and circumstances that may adversely affect our proposed business. Any one or more of the following factors may have a material adverse effect on our ability to implement our proposed strategy and achieve our targets:

•	failure to develop cost-effective logistics solutions;
•	failure to manage expanding operations in the projected time frame;
•	inability to structure innovative and profitable energy-related transactions as part of our sales and trading operations and to optimally price and manage position, performance and counter-party risks;
•	inability to develop infrastructure, including our Terminals and Liquefaction Facilities, as well as other future projects, in a timely and cost-effective manner;
•	inability to attract and retain personnel in a timely and cost-effective manner;
•	failure of investments in technology and machinery, such as liquefaction technology or LNG tank truck technology, to perform as expected;
•	increases in competition which could increase our costs and undermine our profits;
•	inability to source LNG in sufficient quantities and/or at economically attractive prices;
•	failure to anticipate and adapt to new trends in the energy sector in the U.S., Jamaica, the Caribbean, Mexico, Ireland and elsewhere;
•	increases in operating costs, including the need for capital improvements, insurance premiums, general taxes, real estate taxes and utilities, affecting our profit margins;
•	inability to raise significant additional debt and equity capital in the future to implement our strategy as well as to operate and expand our business;
•	general economic, political and business conditions in the U.S., Jamaica, the Caribbean, Mexico, Ireland and in the other geographic areas in which we intend to operate;
•	inflation, depreciation of the currencies of the countries in which we operate and fluctuations in interest rates;
•	failure to obtain approvals from the Pennsylvania Department of Environmental Protection and relevant local authorities for the construction and operation of the Pennsylvania Facilities and other relevant approvals;
•	failure to win new bids or contracts, including our proposal to PREPA;
•	failure to obtain approvals from governmental regulators and relevant local authorities for the construction and operation of potential future projects and other relevant approvals;
•	existing and future governmental laws and regulations; or
•	inability, or failure, of any customer or contract counterparty to perform their contractual obligations to us (for further discussion of counterparty risk, see “—Risks Related to Our Business—Our current ability to generate cash is substantially dependent upon the performance by customers under long-term contracts that we have entered into, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance.”).

If we experience any of these failures, such failure may adversely affect our financial condition, results of operations and ability to execute our business strategy.

We have a limited operating history, and an investment in our Class A shares is highly speculative.

We have a limited operating history and track record. As a result, our prior operating history and historical financial statements may not be a reliable basis for evaluating our business prospects or the future value of our Class A shares. We commenced operations on February 25, 2014, and we had net losses of approximately $1.6 million in 2014, $14.2 million in 2015, $32.9 million in 2016 and $31.7 million in 2017. Our strategy may not be successful, and if unsuccessful, we may be unable to modify it in a timely and successful manner. We cannot give you any assurance that we will be able to implement our strategy on a timely basis, if at all, or achieve our internal model or that our assumptions will be accurate. Accordingly, your investment in our Class A shares is speculative and subject to a high degree of risk. Prior to investing in our Class A shares, you should understand that there is a possibility of the loss of your entire investment. Our limited history also means that we continue to develop and implement various policies and procedures including those related to data privacy and other matters. We will need to continue to build our team to implement our strategies.

We will continue to incur significant capital and operating expenditures while we develop infrastructure for our supply chain, including for the completion of our Terminals and Liquefaction Facilities under construction, as well as other future projects. We will need to invest significant amounts of additional capital to implement our strategy. We have not yet entered into all arrangements necessary to obtain and ship LNG to the Jamaica Terminals, and we have not completed constructing all of our Terminals and Liquefaction Facilities and our strategy includes the construction of additional facilities. Any delays beyond the expected development period for these assets would prolong, and could increase the level of, operating losses and negative operating cash flows. Our future liquidity may also be affected by the timing of construction financing availability in relation to the incurrence of construction costs and other outflows and by the timing of receipt of cash flows under our customer contracts in relation to the incurrence of project and operating expenses. Our ability to generate any positive operating cash flow and achieve profitability in the future is dependent on, among other things, our ability to develop an efficient supply chain and successfully and timely complete necessary infrastructure, including our Terminals and Liquefaction Facilities under construction, and fulfill our gas delivery obligations under our customer contracts.

Our business is dependent upon obtaining substantial additional funding from various sources, which may not be available or may only be available on unfavorable terms.

The net proceeds from this offering will not be sufficient to fully execute our business plan. After giving effect to this offering and committed debt financing of $    million, asssuming the accuracy of our assumptions relating to construction we believe that our cash resources will be sufficient to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of our Pennsylvania Facilities, the Ireland Terminal, the San Juan Facility and the La Paz Terminal, which are further described in “Business.” In the future, we expect to pursue additional offerings of debt or equity securities to assist us in developing our operations. If we are unable to secure additional funding, or if it is only available on terms that we determine are not acceptable to us, we may be unable to fully execute our business plan and our business, financial condition or results of operations may be adversely affected. Our ability to raise additional capital will depend on financial, economic and market conditions and other factors, many of which are beyond our control. We cannot assure you that such additional funding will be available on acceptable terms, or at all. To the extent that we raise additional equity capital by issuing additional securities at any point in the future, our then-existing shareholders may experience dilution. Debt financing, if available, may subject us to restrictive covenants that could limit our flexibility in conducting future business activities and could result in us expending significant resources to service our obligations. If we are unable to comply with these covenants and service our debt, we may lose control of our business and be forced to reduce or delay planned investments or capital expenditures, sell assets, restructure our operations or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business and reduce the value of your investment.

A variety of factors beyond our control could impact the availability or cost of capital, including domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, the re-pricing of market risks and volatility in capital and financial markets, risks relating to the credit risk of our customers and the jurisdictions in which we operate, as well as general risks applicable to the energy sector. Our financing costs could increase or future borrowings or equity offerings may be unavailable to us or unsuccessful, which could cause us to be unable to pay or refinance our indebtedness or to fund our other liquidity needs. We also rely on borrowings under our debt instruments to fund our capital expenditures. If any of the lenders in the syndicates backing these debt instruments were unable to perform on its commitments, we may need to seek replacement financing, which may not be available as needed, or may be available in more limited amounts or on more expensive or otherwise unfavorable terms.

We may not be profitable for an indeterminate period of time.

We have a limited operating history and did not commence revenue-generating activities until 2016, and therefore did not achieve profitability as of December 31, 2017. We will invest a substantial portion of the proceeds of this offering in capital expenditures or in pursuit of development opportunities. We will need to make a significant initial investment to complete construction and begin operations of all of our Terminals and Liquefaction Facilities, and we will need to make significant additional investments to develop, improve and operate them, as well as all related infrastructure. We also expect to make significant expenditures and investments in identifying, acquiring and/or developing other future projects. We also expect to incur significant expenses in connection with the launch and growth of our business, including costs for LNG purchases, rail and truck transportation, shipping and logistics and personnel. We will need to raise significant additional debt and equity capital to achieve our goals.

We may not be able to achieve profitability, and if we do, we cannot assure you that we would be able to sustain such profitability in the future. Our failure to achieve or sustain profitability would have a material adverse effect on our business and the value of our Class A shares.

Our business is heavily dependent upon our international operations, particularly in Jamaica, and any disruption to those operations would adversely affect us.

Our operations in Jamaica began in October 2016, when our Montego Bay Terminal commenced commercial operations, and continues to grow. Jamaica is subject political instability, acts of terrorism, natural disasters, in particular hurricanes, extreme weather conditions, crime and similar other risks which may negatively impact our operations in the region. We may also be affected by trade restrictions, such as tariffs or other trade controls. Additionally, tourism is a significant driver of economic activity in the Caribbean. As a result, tourism directly and indirectly affects local demand for our LNG and therefore our results of operations. Trends in tourism in the Caribbean are primarily driven by the economic condition of the tourists' home country or territory, the condition of their destination, and the affordability and desirability of air travel and cruises. Additionally, unexpected factors could reduce tourism at any time, including, local or global economic recessions, terrorism, pandemics, severe weather or natural disasters. If we are unable to continue to leverage on the skills and experience of our international workforce and members of management with experience in the jurisdictions in which we operate to manage such risks, we may be unable to provide LNG at an attractive price and our business could be materially affected.

Because we are currently dependent upon a limited number of customers, the loss of a significant customer could adversely affect our operating results.

A limited number of customers currently represent a substantial majority of our income. Our operating results are currently contingent on our ability to maintain LNG, natural gas, steam and power sales to these customers. At least in the short term, we expect that a substantial majority of our sales will continue to arise from a concentrated number of customers, such as power utilities, railroad companies and industrial end-users. We expect the substantial majority of our revenue for the near future to be from JPS, JPC and Jamalco and as a result, are subject to any risks specific to those entities and the jurisdictions and markets in which they operate. We may be unable to accomplish our business plan to diversify and expand our customer base by attracting a broad array of customers, which could negatively affect our business, results of operations and financial condition.

Our current ability to generate cash is substantially dependent upon the performance by customers under long-term contracts that we have entered into, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance.

Our current results of operations and liquidity are, and will continue to be in the near future, substantially dependent upon performance by JPS and JPC, which have each entered into long-term GSAs and, in the case of JPS, a PPA in relation to the power produced at the CHP Plant, with us, and Jamalco, which has entered into a long-term SSA with us. Our GSAs, PPA and SSA have a weighted average of 14.3 years remaining under such contracts, weighted based on contracted volumes. Our near term ability to generate cash is dependent on JPS’s, JPC’s and Jamalco’s continued willingness and ability to perform their obligations under their respective contracts. If any of JPS, JPC or Jamalco fails to perform its obligations under its contract, our operating results, cash flow and liquidity could be materially and adversely affected, even if we were ultimately successful in seeking damages from JPS, JPC or Jamalco for a breach of the contract. Additionally, as many of our facilities are still in developmental stage, our entry into long-term contracts before such facilities are fully operational exposes us to extended counter-party credit risk.

Risks of nonpayment and nonperformance by customers are a consideration in our businesses, and our credit procedures and policies may be inadequate to sufficiently eliminate customer credit risk. In assessing customer credit risk, we perform background checks on our potential customers before we enter into a long-term contract with them. As part of the background check, we assess a potential customer’s credit profile and financial position, including their operating results, liquidity and outstanding debt, as well as certain macroeconomic factors regarding the region(s) in which they operate. These procedures help us to appropriately assess customer credit risk on a case-by-case basis, but these procedures may not be effective in assessing credit risk in all instances. As part of our business strategy, we intend to target customers who have not been traditional purchasers of natural gas, including customers in developing countries, and these customers may have greater credit risk than typical natural gas purchasers. Therefore, we may be exposed to greater customer credit risk than other companies in the industry. In particular, JPS and JPC, which are public utility companies in Jamaica, could be subject to austerity measures imposed on Jamaica by the International Monetary Fund (the “IMF”) and other international lending organizations. Jamaica is currently subject to certain public spending limitations imposed by agreements with the IMF, and any changes under these agreements could limit JPS’s and JPC’s ability to make payments under their long-term GSAs and, in the case of JPS, its ability to make payments under its PPA, with us. In addition, our ability to operate the CHP Plant is dependent on our ability to enforce the related lease. General Alumina Jamaica (“GAJ”), one of the lessors, is a subsidiary of Noble Group, which is undergoing a financial restructuring that was recently approved by its shareholders. If GAJ is involved in a bankruptcy or similar proceeding, such proceeding could negatively impact our ability to enforce the lease. If we are unable to enforce the lease due to the bankruptcy of GAJ or for any other reason, we could be unable to operate the CHP Plant or to execute on our contracts related thereto, which could negatively affect our business, results of operations and financial condition. Additionally, we may face difficulties in enforcing our contractual rights against contractual counterparties that have not submitted to the jurisdiction of U.S. courts.

Further, adverse economic conditions in our industry increase the risk of nonpayment and nonperformance by customers, particularly customers that have sub-investment grade credit ratings.

Our contracts with our customers are subject to termination under certain circumstances.

Our contracts with our customers contain various termination rights. For example, each of our long-term customer contracts, including the contracts with JPS, JPC and Jamalco, contains various termination rights allowing our customers to terminate the contract, including, without limitation:

•	upon the occurrence of certain events of force majeure;
•	if we fail to make available specified scheduled cargo quantities;
•	the occurrence of certain uncured payment defaults;
•	the occurrence of an insolvency event;
•	the occurrence of certain uncured, material breaches; and
•	if we fail to commence commercial operations or achieve financial close within the agreed timeframes.

We may not be able to replace these contracts on desirable terms, or at all, if they are terminated. Contracts that we enter into in the future may contain similar provisions. If any of our current or future contracts are terminated, such termination could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Cyclical or other changes in the demand for and price of LNG and natural gas may adversely affect our business and the performance of our customers and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Our business and the development of energy-related infrastructure and projects generally is based on assumptions about the future availability and price of natural gas and LNG and the prospects for international natural gas and LNG markets. Natural gas and LNG prices have at various times been and may become volatile due to one or more of the following factors:

•	additions to competitive regasification capacity in North America, Europe, Asia and other markets, which could divert LNG or natural gas from our business;
•	imposition of tariffs by China or any other jurisdiction on imports of LNG from the United States;
•	insufficient or oversupply of natural gas liquefaction or export capacity worldwide;
•	insufficient LNG tanker capacity;
•	weather conditions and natural disasters;
•	reduced demand and lower prices for natural gas;
•	increased natural gas production deliverable by pipelines, which could suppress demand for LNG;
•	decreased oil and natural gas exploration activities, which may decrease the production of natural gas;
•	cost improvements that allow competitors to offer LNG regasification services at reduced prices;
•	changes in supplies of, and prices for, alternative energy sources such as coal, oil, nuclear, hydroelectric, wind and solar energy, which may reduce the demand for natural gas;
•	changes in regulatory, tax or other governmental policies regarding imported or exported LNG, natural gas or alternative energy sources, which may reduce the demand for imported or exported LNG and/or natural gas;
•	political conditions in natural gas producing regions;
•	adverse relative demand for LNG compared to other markets, which may decrease LNG imports into or exports from North America; and
•	cyclical trends in general business and economic conditions that cause changes in the demand for natural gas.

Adverse trends or developments affecting any of these factors – in particular prior to our Pennsylvania Facilities becoming operational – could result in decreases in the prices at which we are able to sell LNG and natural gas or increases in the prices we have to pay for natural gas or LNG, which could materially and adversely affect the performance of our customers, and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects. In particular, because we have not currently procured fixed-price, long-term LNG supply (our plan being to liquefy natural gas ourselves in our Liquefaction Facilities), increases in LNG prices and/or shortages of LNG supply could be material and adverse to our business. Additionally, we intend to rely on long term, largely fixed-price contracts for the feedgas that we need in order to manufacture and sell our LNG. Our actual costs and any profit realized on the sale of our LNG may vary from the estimated amounts on which our contracts for feedgas were originally based. There is inherent risk in the estimation process, including significant changes in the demand for and price of LNG as a result of the factors listed above, many of which are outside of our control.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our existing or future debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. As of September 30, 2018, we had $130 million of total indebtedness outstanding, excluding deferred financing costs, and, as of the closing of this offering, we expect to have $    million of total indebtedness outstanding.

If our cash flows and capital resources are insufficient to fund our debt service obligations and other cash requirements, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness or operations. We may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The agreements that govern our indebtedness restrict our ability to dispose of assets and use the proceeds from any such dispositions and our ability to raise debt capital to be used to repay our indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, lenders under any of our existing and future indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under our debt instruments could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation, in each case, which could result in your losing your investment.

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

We have significant working capital requirements, primarily driven by the delay between the purchase of and payment for natural gas and the extended payment terms that we offer our customers. Differences between the date when we pay our merchant clients and the date when we receive payments from our customers may adversely affect our liquidity and our cash flows. We expect our working capital needs to increase as our total business increases. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the development of our facilities, which may harm our business, financial condition and results of operations.

Operation of our LNG infrastructure and other facilities that we may construct involves significant risks.

As more fully discussed in this prospectus, our existing facilities and expected future facilities face operational risks, including the following: performing below expected levels of efficiency, breakdowns or failures of equipment, operational errors by trucks, tankers or tug operators, operational errors by us or any contracted facility operator, labor disputes and weather-related or natural disaster interruptions of operations.

Any of these risks could disrupt our operations and increase our costs, which would adversely affect our business, operating results, cash flows and liquidity.

The operation of the CHP Plant will involve particular, significant risks.

The operation of the CHP Plant will involve particular, significant risks, including, among others: failure to maintain the required power generation license(s) or other permits required to operate the CHP Plant; pollution or environmental contamination affecting operation of the CHP Plant; the inability, or failure, of any counterparty to any plant-related agreements to perform their contractual obligations to us including, but not limited to, the Lessor’s obligations to us under the CHP Plant Lease; and planned and unplanned power outages due to maintenance, expansion and refurbishment. We cannot assure you that future occurrences of any of the events listed above or any other events of a similar or dissimilar nature would not significantly decrease or eliminate the revenues from, or significantly increase the costs of operating, the CHP Plant. If the CHP Plant is unable to generate or deliver power to JPS, pursuant to the PPA, or steam (or gas to power Jamalco’s boilers in lieu of steam) to Jamalco, pursuant to the SSA, JPS or Jamalco, as applicable, may not be required to make payments under their respective agreements so long as the event continues. JPS and Jamalco, as counterparties to the PPA and SSA, respectively, and the counterparties to any other key plant-related agreements may have the right to terminate those agreements for certain failures to generate or deliver power or steam, as applicable. As a consequence, there may be reduced or no revenues from the CHP Plant which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects. In addition, termination of the SSA may give rise to termination rights under the CHP Plant Lease. If JPS terminates the PPA, Jamalco terminates the SSA, or any counterparty to any other key plant-related agreement terminates such agreement, we may not be able to enter into a replacement agreement with respect to the CHP Plant on terms as favorable as the terminated agreement.

Global climate change may in the future increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.

Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms and hurricanes, will affect our operations or the economies in our current or future market areas, but the increased frequency and severity of such weather events could increase the negative impacts to economic conditions in these regions and result in a decline in the value or the destruction of our liquefiers and downstream facilities or affect our ability to transmit LNG. In particular, if one of the regions in which our terminals are operating or under development is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur. Even the threat of a severe weather event could impact our business, financial condition or the price of our Class A shares.

Hurricanes or other natural or manmade disasters could result in an interruption of our operations, a delay in the completion of our infrastructure projects, higher construction costs or the deferral of the dates on which payments are due under our customer contracts, all of which could adversely affect us.

Storms and related storm activity and collateral effects, or other disasters such as explosions, fires, seismic events, floods or accidents, could result in damage to, or interruption of operations in our supply chain, including at our facilities or related infrastructure, as well as delays or cost increases in the construction and the development of our proposed facilities or other infrastructure. Changes in the global climate may have significant physical effects, such as increased frequency and severity of storms, floods and rising sea levels; if any such effects were to occur, they could have an adverse effect on our marine and coastal operations. Due to the concentration of our current and anticipated operations in southern Florida and the Caribbean, we are particularly exposed to the risks posed by hurricanes, tropical storms and their collateral effects. For example, the 2017 Atlantic hurricane season caused extensive and costly damage across Florida and the Caribbean, including Puerto Rico. We are unable to predict with certainty the impact of future storms on our customers, our infrastructure or our operations.

If one or more tankers, terminals, pipelines, facilities, equipment or electronic systems that we own, lease or operate or that deliver products to us or that supply our facilities and customers’ facilities are damaged by severe weather or any other disaster, accident, catastrophe, terrorist or cyber-attack or event, our operations and construction projects could be delayed and our operations could be significantly interrupted. These delays and interruptions could involve significant damage to people, property or the environment, and repairs could take a week or less for a minor incident to six months or more for a major interruption. Any event that interrupts the revenues generated by our operations, or that causes us to make significant expenditures not covered by insurance, and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We do not, nor do we intend to, maintain insurance against all of these risks and losses. We may not be able to maintain desired or required insurance in the future at rates that we consider reasonable. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

Our current operations and future projects are subject to the inherent risks associated with LNG, natural gas and power operations, including explosions, pollution, release of toxic substances, fires, seismic events, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations and/or result in damage to or destruction of the our facilities and assets or damage to persons and property. In addition, such operations and the vessels of third parties on which our current operations and future projects may be dependent face possible risks associated with acts of aggression or terrorism. Some of the regions in which we operate are affected by hurricanes or tropical storms. We do not, nor do we intend to, maintain insurance against all of these risks and losses. In particular, we do not carry business interruption insurance for hurricanes and other natural disasters. Therefore, the occurrence of one or more significant events not fully insured or indemnified against could create significant liabilities and losses which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic release of natural gas, marine disaster or natural disasters could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions.

Changes in the insurance markets attributable to terrorist attacks or political change may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

From time to time, we may be involved in legal proceedings and may experience unfavorable outcomes.

In the future we may be subject to material legal proceedings in the course of our business, including, but not limited to, actions relating to contract disputes, business practices, intellectual property and other commercial and tax matters. Such legal proceedings may involve claims for substantial amounts of money or for other relief or might necessitate changes to our business or operations, and the defense of such actions may be both time consuming and expensive. Further, if any such proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial position and results of operations.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

We depend to a large extent on the services of our chief executive officer, Wesley R. Edens, and some of our other executive officers. Mr. Edens does not have an employment agreement with us. The loss of the services of Mr. Edens or one or more of our other key executives could disrupt our operations and increase our exposure to the other risks described in this “Risk Factors” section. We do not maintain key man insurance on Mr. Edens or any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

Our construction of energy-related infrastructure is subject to operational, regulatory, environmental, political, legal and economic risks, which may result in delays, increased costs or decreased cash flows.

The construction of energy-related infrastructure, including our Terminals and Liquefaction Facilities, as well as other future projects, involves numerous operational, regulatory, environmental, political, legal and economic risks beyond our control and may require the expenditure of significant amounts of capital during construction and thereafter. These potential risks include, among other things, the following:

•	we may be unable to complete construction projects on schedule or at the budgeted cost due to the unavailability of required construction personnel or materials, accidents or weather conditions;
•	we may change orders under existing or future Engineering, Procurement and Construction (“EPC”) contracts resulting from the occurrence of certain specified events that may give our customers the right to cause us to enter into change orders or resulting from changes with which we otherwise agree;

•	we will not receive any material increase in operating cash flows until a project is completed, even though we may have expended considerable funds during the construction phase, which may be prolonged;
•	we may construct facilities to capture anticipated future energy consumption growth in a region in which such growth does not materialize;
•	the completion or success of our construction project may depend on the completion of a third-party construction project (e.g., additional public utility infrastructure projects) that we do not control and that may be subject to numerous additional potential risks, delays and complexities;
•	the purchase of the project company holding the rights to develop and operate the Ireland Terminal is subject to a number of contingencies, many of which are beyond our control and could cause us to not complete the acquisition of the project company or delay construction of our Ireland Terminal;
•	we may not be able to obtain key permits or land use approvals including those required under environmental laws on terms that are satisfactory for our operations and on a timeline that meets our commercial obligations, and there may be delays, perhaps substantial in length, such as in the event of challenges by citizens groups or non-governmental organizations, including those opposed to fossil fuel energy sources;
•	we may (and have been in select circumstances) be subject to local opposition, including the efforts by environmental groups; and
•	we may be unable to obtain rights-of-way to construct additional energy-related infrastructure or the cost to do so may be uneconomical.

A materialization of any of these risks could adversely affect our ability to achieve growth in the level of our cash flows or realize benefits from future projects, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to be dependent on our primary building contractor and other contractors for the successful completion of our energy-related infrastructure.

Timely and cost-effective completion of our energy-related infrastructure, including our Terminals and Liquefaction Facilities, as well as future projects, in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of our primary building contractor and our other contractors under our agreements with them. The ability of our primary building contractor and our other contractors to perform successfully under their agreements with us is dependent on a number of factors, including their ability to:

•	design and engineer each of our facilities to operate in accordance with specifications;
•	engage and retain third-party subcontractors and procure equipment and supplies;
•	respond to difficulties such as equipment failure, delivery delays, schedule changes and failures to perform by subcontractors, some of which are beyond their control;
•	attract, develop and retain skilled personnel, including engineers;
•	post required construction bonds and comply with the terms thereof;
•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and
•	maintain their own financial condition, including adequate working capital.

Until we have entered into an EPC contract for a particular project, in which the EPC contractor agrees to meet our planned schedule and projected total costs for a project, we are subject to potential fluctuations in construction costs and other related project costs. We expect to enter into an EPC contract for our first Pennsylvania Facility in the fourth quarter of 2018. Although some agreements may provide for liquidated damages if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of the applicable facility, and any liquidated damages that we receive may be delayed or insufficient to cover the damages that we suffer as a result of any such delay or impairment. The obligations of our primary building contractor and our other contractors to pay liquidated damages under their agreements with us are subject to caps on liability, as set forth therein. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of the applicable facility or result in a contractor’s unwillingness to perform further work. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement for any reason, we would be required to engage a substitute contractor, which could be particularly difficult in certain of the markets in which we plan to operate. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We are relying on third party engineers to estimate the future rated capacity and performance capabilities of our existing and future facilities, and these estimates may prove to be inaccurate.

We are relying on third parties for the design and engineering services underlying our estimates of the future rated capacity and performance capabilities of our Terminals and Liquefaction Facilities, as well as other future projects. If any of these facilities, when actually constructed, fails to have the rated capacity and performance capabilities that we intend, our estimates may not be accurate. Failure of any of our existing or future facilities to achieve our intended future capacity and performance capabilities could prevent us from achieving the commercial start dates under our customer contracts and could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We may not be able to purchase or receive physical delivery of natural gas in sufficient quantities and/or at economically attractive prices to satisfy our delivery obligations under the GSAs, PPA and SSA, which could have a material adverse effect on us.

Under the GSAs with JPS and JPC, we are required to deliver to JPS and JPC specified amounts of natural gas at specified times, while under the SSA with Jamalco, we are required to deliver steam, and under the PPA with JPS, we are required to deliver power, each of which also requires us to obtain sufficient amounts of LNG. However, we may not be able to purchase or receive physical delivery of sufficient quantities of LNG to satisfy those delivery obligations, which may provide JPS or JPC or Jamalco with the right to terminate its GSA, PPA or SSA, as applicable. In addition, price fluctuations in natural gas and LNG may make it expensive or uneconomical for us to acquire adequate supply of these items (until our Pennsylvania Facilities are operational).

Until the Pennsylvania Facilities become fully operational, we will be dependent upon third party LNG suppliers and shippers and other tankers and facilities to provide delivery options to and from our tankers and energy-related infrastructure. If LNG were to become unavailable for current or future volumes of natural gas due to repairs or damage to supplier facilities or tankers, lack of capacity, impediments to international shipping or any other reason, our ability to continue delivering natural gas, power or steam to end-users could be restricted, thereby reducing our revenues. Additionally, under tanker charters, we will be obligated to make payments for our chartered tankers regardless of use. We may not be able to enter into contracts with purchasers of LNG in quantities equivalent to or greater than the amount of tanker capacity we have purchased. Any permanent interruption at any key LNG supply chains that caused a material reduction in volumes transported on or to our tankers and facilities could have a material adverse effect on our business, financial condition, operating results, cash flow, liquidity and prospects.

We intend to enter into purchase agreements pursuant to which we expect to have the option to purchase LNG to supply the Jamaica Terminals that will facilitate delivery of natural gas to JPS, JPC and Jamalco until the Pennsylvania Facilities are operational. Failure to secure contracts for the purchase of a sufficient amount of natural gas could materially and adversely affect our business, operating results, cash flows and liquidity.

Recently, the LNG industry has experienced increased volatility. If market disruptions and bankruptcies of third party LNG suppliers and shippers negatively impacts our ability to purchase a sufficient amount of LNG or significantly increases our costs for purchasing LNG, our business, operating results, cash flows and liquidity could be materially and adversely affected. There can be no assurances that we will complete the Pennsylvania Facilities or be able to supply our facilities with LNG produced at our own facilities. Even if we do complete the Pennsylvania Facilities, there can be no assurance that they will operate as we expect or that we will succeed in our goal of reducing the risk to our operations of future LNG price variations.

We face competition based upon the international market price for LNG or natural gas.

Our business is subject to the risk of natural gas and LNG price competition at times when we need to replace any existing customer contract, whether due to natural expiration, default or otherwise, or enter into new customer contracts. Factors relating to competition may prevent us from entering into new or replacement customer contracts on economically comparable terms to existing customer contracts, or at all. Such an event could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects. Factors which may negatively affect potential demand for natural gas from our business are diverse and include, among others:

•	increases in worldwide LNG production capacity and availability of LNG for market supply;
•	increases in demand for natural gas but at levels below those required to maintain current price equilibrium with respect to supply;
•	increases in the cost to supply natural gas feedstock to our liquefaction projects;
•	increases in the cost to supply LNG feedstock to our facilities;
•	decreases in the cost of competing sources of natural gas, LNG or alternate fuels such as coal, HFO and diesel;
•	decreases in the price of LNG; and
•	displacement of LNG or fossil fuels more broadly by alternate fuels or energy sources or technologies (including but not limited to nuclear, wind, solar, biofuels and batteries) in locations where access to these energy sources is not currently available or prevalent.

In addition, we may not be able to successfully execute on our strategy to supply our existing and future customers with LNG produced primarily at our own facilities upon completion of the Pennsylvania Facility. See “Risk Related to Our Business—We have not yet completed construction and commissioning of all of our Terminals and Liquefaction Facilities. There can be no assurance that our Terminals and Liquefaction Facilities will operate as described in this prospectus, or at all.”

Technological innovation may render our processes obsolete.

The success of our current operations and future projects will depend in part on our ability to create and maintain a competitive position in the natural gas liquefaction industry. In particular, although we plan to build out our delivery logistics chain in Northern Pennsylvania using proven technologies such as those currently in operation at our Miami Facility, we do not have any exclusive rights to any of these technologies. In addition, such technologies may be rendered obsolete or uneconomical by legal or regulatory requirements, technological advances, more efficient and cost-effective processes or entirely different approaches developed by one or more of our competitors or others, which could materially and adversely affect our business, ability to realize benefits from future projects, results of operations, financial condition, liquidity and prospects.

Changes in legislation and regulations could have a material adverse impact on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to governmental laws, rules, regulations and requires permits that impose various restrictions and obligations that may have material effects on our results of operations. In addition, each of the applicable regulatory requirements and limitations is subject to change, either through new regulations enacted on the federal, state or local level, or by new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, such as those relating to the liquefaction, storage, or regasification of LNG, or its transportation could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating costs and restrictions could have an adverse effect on our business, the ability to expand our business, including into new markets, results of operations, financial condition, liquidity and prospects.

Increasing trucking regulations may increase our costs and negatively impact our results of operations.

We are developing a transportation system specifically dedicated to transporting LNG from our Liquefaction Facilities to a nearby port, from which our LNG can be transported to our operations in the Atlantic Basin and elsewhere. This transportation system may include trucks that we or our affiliates own and operate. Any such operations would be subject to various trucking safety regulations, including those which are enacted, reviewed and amended by the Federal Motor Carrier Safety Administration (“FMCSA”). These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, driver licensing, insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions, and transportation of hazardous materials. To a large degree, intrastate motor carrier operations are subject to state and/or local safety regulations that mirror federal regulations but also regulate the weight and size dimensions of loads.

All federally regulated carriers’ safety ratings are measured through a program implemented by the FMCSA known as the Compliance Safety Accountability (“CSA”) program. The CSA program measures a carrier’s safety performance based on violations observed during roadside inspections as opposed to compliance audits performed by the FMCSA. The quantity and severity of any violations are compared to a peer group of companies of comparable size and annual mileage. If a company rises above a threshold established by the FMCSA, it is subject to action from the FMCSA. There is a progressive intervention strategy that begins with a company providing the FMCSA with an acceptable plan of corrective action that the company will implement. If the issues are not corrected, the intervention escalates to on-site compliance audits and ultimately an “unsatisfactory” rating and the revocation of the company’s operating authority by the FMCSA, which could result in a material adverse effect on our business and consolidated results of operations and financial position.

Any trucking operations would be subject to possible regulatory and legislative changes that may increase our costs. Some of these possible changes include changes in environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard black box recorder device requirements or limits on vehicle weight and size.

We may not be able to renew or obtain new or favorable charters or leases, which could adversely affect our business, prospects, financial condition, results of operations and cash flows.

We have obtained long-term leases and corresponding rights-of-way agreements with respect to the land on which the Jamaica Terminals, the pipeline connecting the Montego Bay Terminal to the Bogue Power Plant, the Miami Facility and the CHP Plant are situated. However, we do not own the land. As a result, we are subject to the possibility of increased costs to retain necessary land use rights as well as local law. If we were to lose these rights or be required to relocate, our business could be materially and adversely affected. The Miami Facility is currently located on land we are leasing from an affiliate. Any payments under the existing lease or future modifications or extensions to the lease could involve transacting with an affiliate. We have also entered into LNG tanker charters in order to secure shipping capacity for our import of LNG to the Jamaica Terminals.

Our ability to renew existing charters or leases for our current projects or obtain new charters or leases for our future projects will depend on prevailing market conditions upon expiration of the contracts governing the leasing or charter of the applicable assets. Therefore, we may be exposed to increased volatility in terms of rates and contract provisions. Likewise, our counterparties may seek to terminate or renegotiate their charters or leases with us. If we are not able to renew or obtain new charters or leases in direct continuation, or if new charters or leases are entered into at rates substantially above the existing rates or on terms otherwise less favorable compared to existing contractual terms, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

We may not be able to successfully enter into contracts or renew existing contracts to charter tankers and to lease or acquire ship-to-ship kits in the future, which may result in us not being able to meet our obligations.

We enter into time charters of ocean-going tankers for the transportation of LNG, which extend for varying lengths of time. We also rely on two ship-to-ship kits, one of which we currently own and one of which we currently lease, and one ship-to-shore kit, which we currently own, to transmit LNG between ships and to transport it onshore. We may need to purchase additional kits, or upgrade our existing kits, in the future. We may not be able to successfully enter into contracts or renew existing contracts to charter tankers and to lease or acquire kits in the future, which may result in us not being able to meet our obligations. We are also exposed to changes in market rates and availability for tankers and kits, which may affect our earnings. Fluctuations in rates result from changes in the supply of and demand for capacity and changes in the demand for seaborne carriage of commodities. Because the factors affecting the supply and demand are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

We rely on the operation of tankers under our time charters and kits to transfer LNG between ships. The operation of ocean-going tankers and kits carries inherent risks. These risks include the possibility of:

•	natural disasters;
•	mechanical failures;
•	grounding, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.

We do not currently maintain a redundant supply of ships, ship-to-ship kits or other equipment. As a result, if our current equipment fails, is unavailable or insufficient to service our production, we may need to procure new equipment, which may not be available or be expensive to obtain. Any such occurrence could interrupt our operations and increase our operating costs. Any of these results could have a material adverse effect on our business, financial condition and operating results.

The operation of LNG carriers is inherently risky, and an incident resulting in significant loss or environmental consequences involving an LNG vessel could harm our reputation and business.

Cargoes of LNG and our chartered vessels are at risk of being damaged or lost because of events such as:

•	marine disasters;
•	piracy;
•	bad weather;
•	mechanical failures;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	human error; and
•	war and terrorism.

An accident involving our cargoes or any of our chartered vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;
•	delays in the delivery of cargo;
•	loss of revenues;
•	termination of charter contracts;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.

Any of these circumstances or events could increase our costs or lower our revenues.

If our chartered vessels suffer damage as a result of such an incident, they may need to be repaired. The loss of earnings while these vessels are being repaired would decrease our results of operations. If a vessel we charter were involved in an accident with the potential risk of environmental impacts or contamination, the resulting media coverage could have a material adverse effect on our reputation, our business, our results of operations and cash flows and weaken our financial condition.

Our chartered vessels operating in international waters, now or in the future, will be subject to various international and local laws and regulations relating to protection of the environment.

Our chartered vessels’ operations in international waters and in the territorial waters of other countries are regulated by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. The International Maritime Organization (“IMO”) International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time, and generally referred to as “MARPOL,” can affect operations of our chartered vessels. In addition, our chartered LNG vessels may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (the “HNS Convention”), adopted in 1996 and subsequently amended by a Protocol to the HNS Convention in April 2010. Other regulations include, but are not limited to, the designation of Emission Control Areas (“ECAs”) under MARPOL, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended from time to time, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974, as amended from time to time, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), the IMO International Convention on Load Lines of 1966, as amended from time to time and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004.

Moreover, the overall trends are towards more regulations and more stringent requirements which are likely to add to our costs of doing business. We contract with leading vessel providers in the LNG market and look for them to take the lead in maintaining compliance with all such requirements, although the terms of our charter agreements may call for us to bear some or all of the associated costs. While we believe we are similarly situated with respect to other companies that charter vessels, we cannot assure you that these requirements will not have a material effect on our business.

Our chartered vessels operating in U.S. waters, now or in the future, will also be subject to various federal, state and local laws and regulations relating to protection of the environment, including the OPA, the CERCLA, the CWA and the CAA. In some cases, these laws and regulations require governmental permits and authorizations before conducting certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our chartered vessels’ operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

There may be shortages of LNG tankers worldwide, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

We rely on ocean-going LNG tankers and freight carriers (for ISO containers) for the movement of LNG. Consequently, our ability to provide services to our customers could be adversely impacted by shifts in tanker market dynamics, shortages in available cargo capacity, changes in policies and practices such as scheduling, pricing, routes of service and frequency of service, or increases in the cost of fuel, taxes and labor, and other factors not within our control. The construction and delivery of LNG tankers require significant capital and long construction lead times, and the availability of the tankers could be delayed to the detriment of our LNG business and our customers because of:

•	an inadequate number of shipyards constructing LNG tankers and a backlog of orders at these shipyards;
•	political or economic disturbances in the countries where the tankers are being constructed;
•	changes in governmental regulations or maritime self-regulatory organizations;

•	work stoppages or other labor disturbances at the shipyards;
•	bankruptcy or other financial crisis of shipbuilders;
•	quality or engineering problems;
•	weather interference or a catastrophic event, such as a major earthquake, tsunami or fire; or
•	shortages of or delays in the receipt of necessary construction materials.

Changes in ocean freight capacity, which are outside our control, could negatively impact our ability to provide natural gas if LNG shipping capacity is adversely impacted and LNG transportation costs increase because we may bear the risk of such increases and may not be able to pass these increases on to our customers. Material interruptions in service or stoppages in LNG transportation could adversely impact our business, results of operations and financial condition.

Competition in the LNG industry is intense, and some of our competitors have greater financial, technological and other resources than we currently possess.

We plan to operate in the highly competitive area of LNG production and face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies and utilities, many of which have been in operation longer than us.

Many competing companies have secured access to, or are pursuing development or acquisition of, LNG facilities in North America. We may face competition from major energy companies and others in pursuing our proposed business strategy to provide liquefaction and export products and services. In addition, competitors have and are developing LNG terminals in other markets, which will compete with our LNG facilities. Some of these competitors have longer operating histories, more development experience, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources than we currently possess. We also face competition for the contractors needed to build our facilities. The superior resources that some of these competitors have available for deployment could allow them to compete successfully against us, which could have a material adverse effect on our business, ability to realize benefits from future projects, results of operations, financial condition, liquidity and prospects.

Failure of LNG to be a competitive source of energy in the markets in which we operate, and seek to operate, could adversely affect our expansion strategy.

Our operations are, and will be, dependent upon LNG being a competitive source of energy in the markets in which we operate. In the United States, due mainly to a historic abundant supply of natural gas and discoveries of substantial quantities of unconventional, or shale, natural gas, imported LNG has not developed into a significant energy source. The success of the domestic liquefaction component of our business plan is dependent, in part, on the extent to which natural gas can, for significant periods and in significant volumes, be produced in the United States at a lower cost than the cost to produce some domestic supplies of other alternative energy sources, and that it can be transported at reasonable rates through appropriately scaled infrastructure.

Potential expansion in the Caribbean and other parts of world where we may operate is primarily dependent upon LNG being a competitive source of energy in those geographical locations. For example, in the Caribbean, due mainly to a lack of regasification infrastructure and an underdeveloped international market for natural gas, natural gas has not yet developed into a significant energy source. The success of our operations in the Caribbean is dependent, in part, on the extent to which LNG can, for significant periods and in significant volumes, be produced internationally and delivered to Caribbean customers at a lower cost than the cost to deliver other alternative energy sources.

Political instability in foreign countries that export LNG, or strained relations between such countries and countries in the Caribbean, may also impede the willingness or ability of LNG suppliers and merchants in such countries to export LNG to the Caribbean. Furthermore, some foreign suppliers of LNG may have economic or other reasons to direct their LNG to non-Caribbean markets or from or to our competitors’ LNG facilities. Natural gas also competes with other sources of energy, including coal, oil, nuclear, hydroelectric, wind and solar energy, which may become available at a lower cost in certain markets.

As a result of these and other factors, natural gas may not be a competitive source of energy in the markets we intend to serve or elsewhere. The failure of natural gas to be a competitive supply alternative to oil and other alternative energy sources could adversely affect our ability to deliver LNG or natural gas to our customers in the Caribbean or other locations on a commercial basis.

Any use of hedging arrangements may adversely affect our future operating results or liquidity.

To reduce our exposure to fluctuations in the price, volume and timing risk associated with the purchase of natural gas, we may enter into futures, swaps and option contracts traded or cleared on the Intercontinental Exchange and the New York Mercantile Exchange or over-the-counter (“OTC”) options and swaps with other natural gas merchants and financial institutions. Hedging arrangements would expose us to risk of financial loss in some circumstances, including when:

•	expected supply is less than the amount hedged;
•	the counterparty to the hedging contract defaults on its contractual obligations; or
•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

The use of derivatives also may require the posting of cash collateral with counterparties, which can impact working capital when commodity prices change. However, we do not currently have any hedging arrangements, and failure to properly hedge our positions against changes in natural gas prices could have a material adverse effect on our business, financial condition and operating results.

Our risk management strategies cannot eliminate all LNG price and supply risks. In addition, any non-compliance with our risk management strategies could result in significant financial losses.

When engaged in marketing activities, it is our strategy to maintain a manageable balance between LNG purchases, on the one hand, and sales or future delivery obligations, on the other hand. Through these transactions, we seek to earn a margin for the LNG purchased by selling LNG for physical delivery to third-party users, such as public utilities, shipping/marine cargo companies, industrial users, railroads, trucking fleets and other potential end-users converting from traditional diesel or oil fuel to natural gas. These strategies cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated supply chain could expose us to risk of loss resulting from price changes if we are required to obtain alternative supplies to cover these transactions. We are also exposed to basis risks when LNG is purchased against one pricing index and sold against a different index. Moreover, we are also exposed to other risks, including price risks on LNG we own, which must be maintained in order to facilitate transportation of the LNG to our customers or to our facilities. In addition, our marketing operations involve the risk of non-compliance with our risk management policies. We cannot assure you that our processes and procedures will detect and prevent all violations of our risk management strategies, particularly if deception or other intentional misconduct is involved. If we were to incur a material loss related to commodity price risks, including non-compliance with our risk management strategies, it could have a material adverse effect on our financial position, results of operations and cash flows. There can be no assurance that we will complete the Pennsylvania Facilities or be able to supply our facilities and the CHP Plant with LNG produced at our own facilities. Even if we do complete the Pennsylvania Facilities, there can be no assurance that it will operate as described in this prospectus or that we will succeed in our goal of reducing the risk to our operations of future LNG price variations.

We may experience increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

We are dependent upon the available labor pool of skilled employees, including truck drivers. We compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our energy-related infrastructure and to provide our customers with the highest quality service. In addition, the tightening of the transportation related labor market due to the shortage of skilled truck drivers may affect our ability to hire and retain skilled truck drivers and require us to pay increased wages. Our affiliates in the United States who hire personnel on our behalf are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. We are also subject to applicable labor regulations in the other jurisdictions in which we operate, including Jamaica. We may face challenges and costs in hiring, retaining and managing our Jamaican and other employee base. A shortage in the labor pool of skilled workers, particularly in Jamaica or the United States, or other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer, thereby increasing our operating costs. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

Our current lack of asset and geographic diversification could have an adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

The substantial majority of our anticipated revenue in 2018 and 2019 will be dependent upon our assets and customers in Jamaica. Jamaica has historically experienced economic volatility and the general condition and performance of the Jamaican economy, over which we have no control, may affect our business, financial condition and results of operations. Due to our current lack of asset and geographic diversification, an adverse development at the Jamaica Terminals, in the energy industry or in the economic conditions in Jamaica, would have a significantly greater impact on our financial condition and operating results than if we maintained more diverse assets and operating areas.

We may incur impairments to goodwill or long-lived assets.

We test our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We currently intend to test goodwill for impairment annually, or more frequently as circumstances dictate. Significant negative industry or economic trends, and decline of our market capitalization, reduced estimates of future cash flows for our business segments or disruptions to our business could lead to an impairment charge of our long-lived assets, including goodwill. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if our analysis results in an impairment to our goodwill or long-lived assets, we may be required to record a charge to earnings in our consolidated financial statements during a period in which such impairment is determined to exist, which may negatively impact our operating results.

A major health and safety incident involving LNG or the energy industry more broadly or relating to our business may lead to more stringent regulation of LNG operations or the energy business generally, could result in greater difficulties in obtaining permits, including under environmental laws, on favorable terms, and may otherwise lead to significant liabilities and reputational damage.

Health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance from our operations may result in an event that causes personal harm or injury to our employees, other persons, and/or the environment, as well as the imposition of injunctive relief and/or penalties for non-compliance with relevant regulatory requirements or litigation. Any such failure that results in a significant health and safety incident may be costly in terms of potential liabilities, and may result in liabilities that exceed the limits of our insurance coverage. Such a failure, or a similar failure elsewhere in the energy industry (including, in particular, LNG liquefaction, storage, transportation or regasification operations), could generate public concern, which may lead to new laws and/or regulations that would impose more stringent requirements on our operations, have a corresponding impact on our ability to obtain permits and approvals, and otherwise jeopardize our reputation or the reputation of our industry as well as our relationships with relevant regulatory agencies and local communities. Individually or collectively, these developments could adversely impact our ability to expand our business, including into new markets. Similarly, such developments could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

The swaps regulatory and other provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the rules adopted thereunder and other regulations, including European Market Infrastructure Regulation (“EMIR”) and Regulation on Wholesale Energy Market Integrity and Transparency (“REMIT”), could adversely affect our ability to hedge risks associated with our business and our operating results and cash flows.

Title VII of the Dodd-Frank Act established federal regulation of the OTC derivatives market and made other amendments to the Commodity Exchange Act that are relevant to our business. The provisions of Title VII of the Dodd-Frank Act and the rules adopted thereunder by the Commodity Futures Trading Commission (“CFTC”), the SEC and other federal regulators may adversely affect our ability to manage certain of our risks on a cost-effective basis. Such laws and regulations may also adversely affect our ability to execute our strategies with respect to hedging our exposure to variability in expected future cash flows attributable to the future sale of our LNG inventory and to price risk attributable to future purchases of natural gas to be utilized as fuel to operate our facilities, our CHP Plant and to secure natural gas feedstock for the Liquefaction Facilities.

The CFTC has proposed new rules setting limits on the positions in certain core futures contracts, economically equivalent futures contracts, options contracts and swaps for or linked to certain physical commodities, including natural gas, held by market participants, with limited exemptions for certain bona fide hedging and other types of transactions. The CFTC has also adopted final rules regarding aggregation of positions, under which a party that controls the trading of, or owns 10% or more of the equity interests in, another party will have to aggregate the positions of the controlled or owned party with its own positions for purposes of determining compliance with position limits unless an exemption applies. The CFTC’s aggregation rules are now in effect, though CFTC staff have granted relief—until August 12, 2019—from various conditions and requirements in the final aggregation rules. With the implementation of the final aggregation rules and upon the adoption and effectiveness of final CFTC position limits rules, our ability to execute our hedging strategies described above could be limited. It is uncertain at this time whether, when and in what form the CFTC’s proposed new position limits rules may become final and effective.

Under the Dodd-Frank Act and the rules adopted thereunder, we may be required to clear through a derivatives clearing organization any swaps into which we enter that fall within a class of swaps designated by the CFTC for mandatory clearing and we could have to execute trades in such swaps on certain trading platforms. The CFTC has designated six classes of interest rate swaps and credit default swaps for mandatory clearing, but has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we expect to qualify for the end-user exception from the mandatory clearing and trade execution requirements for any swaps entered into to hedge our commercial risks, if we fail to qualify for that exception and have to clear such swaps through a derivatives clearing organization, we could be required to post margin with respect to such swaps, our cost of entering into and maintaining such swaps could increase and we would not enjoy the same flexibility with the cleared swaps that we enjoy with the uncleared OTC swaps we enter. Moreover, the application of the mandatory clearing and trade execution requirements to other market participants, such as Swap Dealers, may change the cost and availability of the swaps that we use for hedging.

As required by the Dodd-Frank Act, the CFTC and the federal banking regulators have adopted rules requiring certain market participants to collect initial and variation margin with respect to uncleared swaps from their counterparties that are financial end-users and certain registered Swap Dealers and Major Swap Participants. The requirements of those rules are subject to a phased-in compliance schedule, which commenced on September 1, 2016. Although we believe we will qualify as a non-financial end user for purposes of these rules, were we not to do so and have to post margin as to our uncleared swaps in the future, our cost of entering into and maintaining swaps would be increased. Our counterparties that are subject to the Basel III capital requirements may increase the cost to us of entering into swaps with them or, although not required to collect margin from us under the margin rules, require us to post collateral with them in connection with such swaps in order to offset their increased capital costs or to reduce their capital costs to maintain those swaps on their balance sheets.

The Dodd-Frank Act also imposes regulatory requirements on swaps market participants, including Swap Dealers and other swaps entities as well as certain regulations on end-users of swaps, including regulations relating to swap documentation, reporting and recordkeeping, and certain business conduct rules applicable to Swap Dealers and other swaps entities. Together with the Basel III capital requirements on certain swaps market participants, these regulations could significantly increase the cost of derivative contracts (including through requirements to post margin or collateral), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against certain risks that we encounter, and reduce our ability to monetize or restructure our existing derivative contracts and to execute our hedging strategies. If, as a result of the swaps regulatory regime discussed above, we were to forgo or reduce our use of swaps to hedge our risks, such as commodity price risks that we encounter in our operations, our operating results and cash flows may become more volatile and could be otherwise adversely affected.

EMIR may result in increased costs for OTC derivative counterparties and also lead to an increase in the costs of, and demand for, the liquid collateral that EMIR requires central counterparties to accept. Although we expect to qualify as a non-financial counterparty under EMIR and thus not be required to post margin under EMIR, our subsidiaries and affiliates operating in the Caribbean may still be subject to increased regulatory requirements, including recordkeeping, marking to market, timely confirmations, derivatives reporting, portfolio reconciliation and dispute resolution procedures. Regulation under EMIR could significantly increase the cost of derivatives contracts, materially alter the terms of derivatives contracts and reduce the availability of derivatives to protect against risks that we encounter. The increased trading costs and collateral costs may have an adverse impact on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Our subsidiaries and affiliates operating in the Caribbean may be subject to REMIT as wholesale energy market participants. This classification imposes increased regulatory obligations on our subsidiaries and affiliates, including a prohibition to use or disclose insider information or to engage in market manipulation in wholesale energy markets, and an obligation to report certain data. These regulatory obligations may increase the cost of compliance for our business and if we violate these laws and regulations, we could be subject to investigation and penalties.

Failure to obtain and maintain permits, approvals and authorizations from governmental and regulatory agencies on favorable terms with respect to the design, construction and operation of our facilities could impede operations and construction and could have a material adverse effect on us.

The design, construction and operation of energy-related infrastructure, including our existing and proposed facilities, the import and export of LNG and the transportation of natural gas, are highly regulated activities at the federal, state and local levels. Approvals of the DOE under Section 3 of the NGA, as well as several other material governmental and regulatory permits, approvals and authorizations, including under the CAA and the CWA and their state analogues, may be required in order to construct and operate an LNG facility and export LNG. Permits, approvals and authorizations obtained from the FERC, DOE and other federal and state regulatory agencies also contain ongoing conditions, and additional requirements may be imposed. Certain federal permitting processes may trigger the requirements of the National Environmental Policy Act (“NEPA”), which requires federal agencies to evaluate major agency actions that have the potential to significantly impact the environment. Compliance with NEPA may extend the time and/or increase the costs for obtaining necessary governmental approvals associated with our operations and create independent risk of legal challenges to the adequacy of the NEPA analysis, which could result in delays that may adversely affect our business, contracts, financial condition, operating results, cash flow, liquidity and profitability. We may also be subject to yet additional requirements in Jamaica, Bermuda, Mexico, Ireland or other jurisdictions, including with respect to land use approvals needed to construct and operate our facilities.

We cannot control the outcome of any review and approval process, including whether or when any such permits, approvals and authorizations will be obtained, the terms of their issuance, or possible appeals or other potential interventions by third parties that could interfere with our ability to obtain and maintain such permits, approvals and authorizations or the terms thereof. If we are unable to obtain and maintain such permits, approvals and authorizations on favorable terms, we may not be able to recover our investment in our projects. Many of these permits, approvals and authorizations require public notice and comment before they can be issued, which can lead to delays to respond to such comments, and even potentially to revise the permit application. There is no assurance that we will obtain and maintain these governmental permits, approvals and authorizations on favorable terms, or that we will be able to obtain them on a timely basis, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects. Moreover, many of these permits, approvals and authorizations are subject to administrative and judicial challenges, which can delay and protract the process for obtaining and implementing permits and can also add significant costs and uncertainty.

Existing and future environmental, health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions.

Our business is now and will in the future be subject to extensive federal, state and local laws and regulations both in the United States and in other jurisdictions where we operate that regulate and restrict, among other things, the siting and design of our facilities, discharges to air, land and water, with particular respect to the protection of human health, the environment and natural resources from risks associated with storing, receiving and transporting LNG; the handling, storage and disposal of hazardous materials, hazardous waste and petroleum products; and remediation associated with the release of hazardous substances. For example, PHMSA has promulgated detailed regulations governing LNG facilities under its jurisdiction to address LNG facility siting, design, construction, equipment, operations, maintenance, personnel qualifications and training, fire protection and security. None of our LNG facilities are subject to PHMSA’s jurisdiction, but state and local regulators can impose similar siting, design, construction and operational requirements.

Federal and state laws impose liability, without regard to fault or the lawfulness of the original conduct, for the release of certain types or quantities of hazardous substances into the environment. As the owner and operator of our facilities, we could be liable for the costs of cleaning up any such hazardous substances that may be released into the environment at or from our facilities and for resulting damage to natural resources.

Many of these laws and regulations, such as the CAA and the CWA, and analogous state laws and regulations, restrict or prohibit the types, quantities and concentration of substances that can be emitted into the environment in connection with the construction and operation of our facilities, and require us to obtain and maintain permits and provide governmental authorities with access to our facilities for inspection and reports related to our compliance. For example, the Pennsylvania Department of Environmental Protection laws and regulations will apply to the construction and operation of the Pennsylvania Facilities. Relevant local authorities may also require us to obtain and maintain permits associated with the construction and operation of our facilities, including with respect to land use approvals. Failure to comply with these laws and regulations could lead to substantial liabilities, fines and penalties or capital expenditures related to pollution control equipment and restrictions or curtailment of our operations, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Other future legislation and regulations could cause additional expenditures, restrictions and delays in our business and to our proposed construction, the extent of which cannot be predicted and which may require us to limit substantially, delay or cease operations in some circumstances. In October 2017, the U.S. Government Accountability Office issued a legal determination that a 2013 interagency guidance document was a “rule” subject to the Congressional Review Act (“CRA”). This legal determination could open a broader set of agency guidance documents to potential disapproval and invalidation under the CRA, potentially increasing the likelihood that laws and regulations applicable to our business will become subject to revised interpretations in the future that we cannot predict. Revised, reinterpreted or additional laws and regulations that result in increased compliance costs or additional operating or construction costs and restrictions could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects.

Greenhouse Gases/Climate Change. From time to time, there may be federal and state regulatory and policy initiatives to reduce GHG emissions in the United States from a variety of sources. Other federal and state initiatives are being considered or may be considered in the future to address GHG emissions through, for example, United States treaty commitments or other international agreements, direct regulation, a carbon emissions tax, or cap-and-trade programs.

Responding to scientific reports regarding threats posed by global climate change, the U.S. Congress has in the past considered legislation to reduce emissions of GHGs. In addition, some states and foreign jurisdictions have individually or in regional cooperation, imposed restrictions on GHG emissions under various policies and approaches, including establishing a cap on emissions, requiring efficiency measures, or providing incentives for pollution reduction, use of renewable energy sources, or use of replacement fuels with lower carbon content.

The adoption and implementation of any U.S. federal, state or local regulations or foreign regulations imposing obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur significant costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for natural gas and natural gas products. The potential increase in our operating costs could include new costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay taxes related to our GHG emissions, and administer and manage a GHG emissions program. We may not be able to recover such increased costs through increases in customer prices or rates. In addition, changes in regulatory policies that result in a reduction in the demand for hydrocarbon products that are deemed to contribute to GHGs, or restrict their use, may reduce volumes available to us for processing, transportation, marketing and storage. These developments could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, due to concerns over climate change, numerous countries around the world have adopted or are considering adopting laws or regulations to reduce GHG emissions. In December 2015, the U.S. and 195 other nations attending the United Nations Climate Change Conference adopted the Paris Agreement on global climate change, which establishes a universal framework for addressing GHG emissions based on nationally determined contributions. The Paris Agreement calls for zero net anthropogenic GHG emission to be reached during the second half of the 21st century. Each party is to prepare a plan on its contributions to reach this goal; each plan is to be filed in a publicly available registry. The Paris Agreement does not create any binding obligations for nations to limit their GHG emissions but rather includes pledges to voluntarily limit or reduce future emissions. It also creates a process for participating countries to review and increase their intended emissions reduction goals every five years. The ultimate impact of the Paris Agreement depends on its ratification and implementation by participating countries, and cannot be determined at this time. Although the United States became a party to the Paris Agreement in April 2016, the Trump administration subsequently announced in June 2017 its intention either to withdraw from the Paris Agreement or renegotiate more favorable terms. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement. It is not possible to know how quickly renewable energy technologies may advance, but the increased use of renewable energy could ultimately reduce future demand for hydrocarbons. These developments could have a material adverse effect on our financial position, results of operations and cash flows.

Fossil Fuels. Our business activities depend upon a sufficient and reliable supply of natural gas feedstock, and are therefore subject to concerns in certain sectors of the public about the exploration, production and transportation of natural gas and other fossil fuels and the consumption of fossil fuels more generally. Legislative and regulatory action, and possible litigation, in response to such public concerns may also adversely affect our operations. We may be subject to future laws, regulations, or actions to address such public concern with fossil fuel generation, distribution and combustion, greenhouse gases and the effects of global climate change. Our customers may also move away from using fossil fuels such as LNG for their power generation needs for reputational or perceived risk-related reasons. These matters represent uncertainties in the operation and management of our business, and could have a material adverse effect on our financial position, results of operations and cash flows.

Hydraulic Fracturing. Certain of our suppliers employ hydraulic fracturing techniques to stimulate natural gas production from unconventional geological formations (including shale formations), which currently entails the injection of pressurized fracturing fluids (consisting of water, sand and certain chemicals) into a well bore. Moreover, hydraulically fractured natural gas wells account for a significant percentage of the natural gas production in the U.S.; the U.S. Energy Information Administration reported in 2016 that hydraulically fractured wells provided two-thirds of U.S. marketed gas production in 2015. The requirements for permits or authorizations to conduct these activities vary depending on the location where such drilling and completion activities will be conducted. Several states have adopted or are considering adopting regulations to impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing operations, or to ban hydraulic fracturing altogether. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and any conditions which may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In addition to state laws, some local municipalities have adopted or are considering adopting land use restrictions, such as city ordinances, that may restrict the performance of or prohibit the well drilling in general and/or hydraulic fracturing in particular.

Hydraulic fracturing activities are typically regulated at the state level, but federal agencies have asserted regulatory authority over certain hydraulic fracturing activities and equipment used in the production, transmission and distribution of oil and natural gas, including such oil and natural gas produced via hydraulic fracturing. Federal and state legislatures and agencies may seek to further regulate or even ban such activities. For example, the Delaware River Basin Commission (“DRBC”), a regional body created via interstate compact responsible for, among other things, water quality protection, water supply allocation, regulatory review, water conservation initiatives, and watershed planning in the Delaware River Basin, has implemented a de facto ban on hydraulic fracturing activities in that basin since 2010 pending the approval of new regulations governing natural gas production activity in the basin. More recently, the DRBC has stated that it will consider new regulations that would ban natural gas production activity, including hydraulic fracturing, in the basin. If additional levels of regulation or permitting requirements were imposed on hydraulic fracturing operations, natural gas prices in North America could rise, which in turn could materially adversely affect the relative pricing advantage that has existed in recent years in favor of domestic natural gas prices (based on Henry Hub pricing). Increased regulation or difficulty in permitting of hydraulic fracturing, and any corresponding increase in domestic natural gas prices, could materially adversely affect demand for LNG and our ability to develop commercially viable LNG facilities.

We are subject to numerous governmental export laws and trade and economic sanctions laws and regulations. A failure by us to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, results of operations or financial condition.

We conduct business throughout the world and our business activities and services are subject to various applicable import and export control laws and regulations of the United States and other countries, particularly countries in the Caribbean. We must also comply with U.S. trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. Although we take precautions to comply with all such laws and regulations, violations of governmental export control and economic sanctions laws and regulations could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations needed to conduct aspects of our international business, reputational harm and other adverse consequences.

We are also subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”), which generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we have adopted policies and procedures that are designed to ensure that we, our employees and other intermediaries comply with the FCPA, there is no assurance that these policies and procedures will work effectively all of the time or protect us against liability under anti-corruption laws and regulations, including the FCPA, for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. If we are not in compliance with anti-corruption laws and regulations, including the FCPA, we may be subject to criminal and civil penalties and other remedial measures, including changes or enhancements to our procedures, policies and control, as well as potential personnel change and disciplinary actions, which could have an adverse impact on our business, results of operations and financial condition.

In addition, in certain countries we serve or expect to serve our customers through third-party agents and other intermediaries, such as customs agents. Violations of applicable import, export, trade and economic sanctions laws and regulations by these third-party agents or intermediaries may also result in adverse consequences and repercussions to us. There can be no assurance that we and our agents and other intermediaries will be in compliance with export control and economic sanctions laws and regulations in the future. In such event of non-compliance, our business and results of operations could be adversely impacted.

Risks Relating to the Jurisdictions in Which We Operate

We are currently highly dependent upon economic, political and other conditions and developments in the Caribbean, particularly Jamaica, and the other jurisdictions in which we operate.

We currently conduct a meaningful portion of our business in Jamaica. As a result, our current business, results of operations, financial condition and prospects are materially dependent upon economic, political and other conditions and developments in Jamaica.

We currently have interests and operations in Jamaica and the United States and currently intend to expand into the Caribbean, Mexico, Ireland and other geographies, and such interests are subject to governmental regulation in each market. The governments in these markets differ widely with respect to structure, constitution and stability and some countries lack mature legal and regulatory systems. To the extent that our operations depend on governmental approval and regulatory decisions, the operations may be adversely affected by changes in the political structure or government representatives in each of the markets in which we operate. Recent political, security and economic changes have resulted in political and regulatory uncertainty in certain countries in which we operate or may pursue operations. Some of these countries have experienced political, security and economic instability in the recent past and may experience instability in the future.

Any slowdown or contraction affecting the local economy in a jurisdiction in which we operate could negatively affect the ability of our customers to purchase LNG, natural gas, steam or power from us or to fulfill their obligations under their contracts with us. If the economy in Jamaica or other jurisdictions in which we operate worsens because of, for example:

•	lower economic activity;
•	an increase in oil, natural gas or petrochemical prices;
•	devaluation of the applicable currency;
•	higher inflation; or
•	an increase in domestic interest rates,

then our business, results of operations, financial condition and prospects may also be significantly affected by actions taken by the government in the jurisdictions in which we operate. Caribbean governments traditionally have played a central role in the economy and continue to exercise significant influence over many aspects of it. They may make changes in policy, or new laws or regulations may be enacted or promulgated, relating to, for example, monetary policy, taxation, exchange controls, interest rates, regulation of banking and financial services and other industries, government budgeting and public sector financing. These and other future developments in the Jamaican economy or in the governmental policies in our Caribbean markets may reduce demand for our products, adversely affect our business, financial condition, results of operations or prospects.

For example, JPS and JPC are subject to the mandate of the OUR. The OUR regulates the amount of money that power utilities in Jamaica, including JPS and JPC, can charge their customers. Though the OUR cannot impact the fixed price we charge our customers for LNG, pricing regulations by the OUR and other similar regulators could negatively impact our customers’ ability to perform their obligations under our GSAs and, in the case of JPS, the PPA, which could adversely affect our business, financial condition, results of operations or prospects.

Our financial condition and operating results may be adversely affected by foreign exchange fluctuations.

Our consolidated financial statements are presented in U.S. dollars. Therefore, fluctuations in exchange rates used to translate other currencies into U.S. dollars will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the value of our investments and the return on our investments. Additionally, some of the jurisdictions in which we operate may limit our ability to exchange local currency for U.S. dollars.

A portion of our cash flows and expenses may in the future be incurred in currencies other than the U.S. dollar. Our material counterparties’ cash flows and expenses may be incurred in currencies other than the U.S. dollar. We cannot be sure that non-U.S. currencies will not be subject to volatility and depreciation or that the current exchange rate policies affecting these currencies will remain the same. We may choose not to hedge, or we may not be effective in efforts to hedge, this foreign currency risk. Depreciation or volatility of the Jamaican dollar against the U.S. dollar or other currencies could cause counterparties to be unable to pay their contractual obligations under our agreements or to lose confidence in us and may cause our expenses to increase from time to time relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods.

We have operations in multiple jurisdictions and may expand our operations to additional jurisdictions, including jurisdictions in which the tax laws, their interpretation or their administration may change. As a result, our tax obligations and related filings are complex and subject to change, and our after-tax profitability could be lower than anticipated.

We are subject to income, withholding and other taxes in the United States on a worldwide basis and in numerous state, local and foreign jurisdictions with respect to our income and operations related to those jurisdictions. Our after-tax profitability could be affected by numerous factors, including the availability of tax credits, exemptions and other benefits to reduce our tax liabilities, changes in the relative amount of our earnings subject to tax in the various jurisdictions in which we operate, the potential expansion of our business into or otherwise becoming subject to tax in additional jurisdictions, changes to our existing businesses and operations, the extent of our intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions.

In addition, our after-tax profitability may be affected by changes in the relevant tax laws and tax rates, regulations, administrative practices and principles, judicial decisions, and interpretations, in each case, possibly with retroactive effect. The United States recently enacted tax reform legislation in Public Law No. 115-97, commonly referred to as the Tax Cuts and Jobs Act, and the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that ratified it, both of which could result in further changes to our global taxation. These tax reforms provided for new and complex provisions that significantly change how the United States and other jurisdictions tax entities and operations, and those provisions are subject to further legislative change and administrative guidance and interpretation, all of which may differ from our interpretation. Other countries in which we operate may also undergo tax reforms that could adversely impact our after-tax profitability.

Risks Inherent in an Investment in Us

New Fortress Energy Holdings has the ability to direct the voting of a majority of our shares, and its interests may conflict with those of our other shareholders.

Upon completion of this offering, New Fortress Energy Holdings will initially own, an aggregate of approximately    Class B shares representing       % of our voting power (or approximately       % if the underwriters’ option to purchase additional Class A shares is exercised in full). New Fortress Energy Holdings’ beneficial ownership of greater than 50% of our voting shares means New Fortress Energy Holdings will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A shares will be able to affect the way we are managed or the direction of our business. The interests of New Fortress Energy Holdings with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders. Given this concentrated ownership, New Fortress Energy Holdings would have to approve any potential acquisition of us. The existence of a significant shareholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Moreover, New Fortress Energy Holdings’ concentration of share ownership may adversely affect the trading price of our Class A shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

In addition, New Fortress Energy Holdings may have different tax positions from us that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration New Fortress Energy Holdings’s tax or other considerations which may differ from the considerations of us or our other stockholders.

New Fortress Energy Holdings may compete with us.

Our governing documents will provide that New Fortress Energy Holdings is not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, New Fortress Energy Holdings may compete with us for investment opportunities and may own an interest in entities that compete with us. Additionally, our operating agreement provides that if New Fortress Energy Holdings or an affiliate or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our Class A shareholders or our affiliates. This may create actual and potential conflicts of interest between us and New Fortress Energy Holdings and result in less than favorable treatment of us and our Class A shareholders.

Our operating agreement, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A shares and could deprive our investors of the opportunity to receive a premium for their shares.

Our operating agreement will authorize our board of directors to issue preferred shares without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred shares, it could be more difficult for a third party to acquire us. In addition, some provisions of our operating agreement could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders. These provisions include:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;
•	providing that all vacancies, including newly created directorships, may, except as otherwise required by law, or, if applicable, the rights of holders of a series of preferred shares, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•	permitting any action by shareholders to be taken only at an annual meeting or special meeting rather than by a written consent of the shareholders, subject to the rights of any series of preferred shares with respect to such rights;
•	permitting special meetings of our shareholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;
•	prohibiting cumulative voting in the election of directors;
•	establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of the shareholders; and
•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our operating agreement.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from the Delaware General Corporation Law (“DGCL”) in a manner that may be less protective of the interests of our Class A shareholders.

Our operating agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us. By contrast, under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of shares or declaration of dividends, or (iv) a transaction from which the director derived an improper personal benefit. In addition, our operating agreement provides that we indemnify our directors and officers for acts or omissions to the fullest extent provided by law. By contrast, under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he reasonably believed to be in the best interests of the corporation, and, in criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful. Accordingly, our operating agreement may be less protective of the interests of our Class A shareholders, when compared to the DGCL, insofar as it relates to the exculpation and indemnification of our officers and directors.

Shareholders will experience immediate and substantial dilution of $       per Class A share.

The assumed initial public offering price of $       per Class A share (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $       per Class A share. Based on the assumed initial public offering price of $       per Class A share, shareholders will incur immediate and substantial dilution of $       per Class A share in the pro forma net tangible book value per share. This dilution results primarily because the assets contributed to us by New Fortress Energy Holdings are recorded at their historical cost in accordance with generally accepted accounting principles (“GAAP”), and not their fair value. Please read “Dilution.”

We do not intend to pay cash dividends on our Class A shares. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A shares appreciates.

We do not plan to declare cash dividends on our Class A shares in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A share at a price greater than you paid for it. There is no guarantee that the price of our Class A shares that will prevail in the market will ever exceed the price that you pay in this offering.

We may issue preferred shares, the terms of which could adversely affect the voting power or value of our Class A shares.

Our operating agreement will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Class A shares respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of our Class A shares. For example, we might grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred shares could affect the residual value of the Class A shares.

The market price of our Class A shares could be adversely affected by sales of substantial amounts of our Class A shares in the public or private markets or the perception in the public markets that these sales may occur, including sales by New Fortress Energy Holdings after the exercise of the Redemption Right or other large holders.

After this offering, we will have          Class A shares and          Class B shares outstanding, assuming no exercise of the underwriters’ option to purchase additional Class A shares. The Class A shares sold in this offering will be freely tradable without restriction under the Securities Act except for any Class A shares that may be held or acquired by our directors, officers or affiliates, which will be restricted securities under the Securities Act. The NFI LLC Units held by New Fortress Energy Holdings and any Class A shares New Fortress Energy Holdings acquires through the exercise of the Redemption Right will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by New Fortress Energy Holdings after the exercise of the Redemption Right or other large holders of a substantial number of our Class A shares in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our Class A shares or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to New Fortress Energy Holdings. Alternatively, we may be required to undertake a future public or private offering of Class A shares and use the net proceeds from such offering to purchase an equal number of NFI LLC Units from New Fortress Energy Holdings. Please read “Shares Eligible for Future Sale.”

There is no existing market for our Class A shares and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A shares may fluctuate significantly, and shareholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the Class A shares. After this offering, there will be only             publicly-traded Class A shares. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Class A shareholders may not be able to resell their Class A shares at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Class A shares and limit the number of investors who are able to buy the Class A shares.

The initial public offering price for our Class A shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price of the Class A shares that will prevail in the trading market. The market price of our Class A shares may decline below the initial public offering price. The market price of our Class A shares may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;
•	announcements by us or our competitors of significant contracts or acquisitions;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	general economic conditions;
•	the failure of securities analysts to cover our Class A shares after this offering or changes in financial estimates by analysts;
•	future sales of our Class A shares; and

•	the other factors described in these “Risk Factors.”

We expect to be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, New Fortress Energy Holdings will hold a majority of the voting power of our shares. As a result, we expect to be a controlled company within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of NASDAQ;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to auditing standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosures regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We currently intend to take advantage of the exemptions described above. We have also elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results if comparing us to such companies. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A shareholders held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A shares to be less attractive as a result, there may be a less active trading market for our Class A shares and our Class A share price may be more volatile.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A shares.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. In connection with the preparation of our financial statements for the year ended December 31, 2017, we concluded there was a significant deficiency in our internal controls over financial reporting. While we continue to implement measures to address this deficiency, we cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. In connection with our efforts to maintain effective internal controls, we will need to hire additional accounting personnel as well as to make additional investments in software and systems. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A shares.

We will incur increased costs as a result of being a public company.

We have no history operating as a publicly traded company. As a newly public company with shares listed on NASDAQ, we will need to comply with an extensive body of regulations that did not apply to us previously, including certain provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, regulations of the SEC and NASDAQ requirements. We expect these rules and regulations will increase our legal, accounting, compliance and other expenses that we did not incur prior to this offering and make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors and create additional board committees. We intend to enter into an administrative services agreement with FIG LLC, an affiliate of Fortress, in connection with the closing of this offering, pursuant to which FIG LLC will provide us with certain back-office services and charge us for selling, general and administrative expenses incurred to provide these services. FIG LLC will also continue to provide compliance services for the foreseeable future and any transition will take place over time. In addition, we may incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We estimate that we will incur approximately $    million of incremental costs per year associated with being a publicly traded company; however, it is possible that our actual incremental costs of being a publicly traded company will be higher than we currently estimate. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A shares or if our operating results do not meet their expectations, our share price could decline.

The trading market for our Class A shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose viability in the financial markets, which in turn could cause our share price or trading volume to decline.

NFE is a holding company. NFE’s sole material asset after completion of this offering will be its equity interest in NFI, and accordingly, NFE will be dependent upon distributions from NFI to pay taxes and cover its corporate and other overhead expenses.

NFE is a holding company and will have no material assets other than its equity interest in NFI. Please read “Summary—Organizational Structure.” NFE has no independent means of generating revenue. To the extent NFI has available cash and subject to the terms of NFI’s credit agreements and any other debt instruments, we will cause NFI to make (i) pro rata distributions to holders of NFI LLC Units, including NFE, in an amount sufficient to allow NFE to pay its taxes, (ii) at the election of certain holders of NFI LLC Units, additional distributions in an amount generally intended to allow such holders of NFI LLC Units to satisfy their respective income tax liabilities with respect to their allocable share of the income of NFI (based on certain assumptions and conventions), which additional distributions may be made on a pro rata basis to all holders of NFI LLC Units (including NFE) or a non-pro rata basis to holders of NFI LLC Units (other than NFE) in redemption of NFI LLC Units from such holders, and (iii) non pro rata distributions to NFE in an amount at least sufficient to reimburse NFE for its corporate and other overhead expenses. To the extent that NFE needs funds and NFI or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements or are otherwise unable to provide such funds, NFE’s liquidity and financial condition could be adversely affected.

In certain circumstances, NFI will be required to make tax distributions to holders of NFI LLC Units, and such tax distributions may be substantial. To the extent NFE receives tax distributions in excess of its actual tax liabilities and retains such excess cash, the holders of NFI LLC Units would benefit from such accumulated cash balances if they exercise their Redemption Right.

Pursuant to the NFI LLC Agreement, NFI will make generally pro rata distributions to the holders of NFI LLC Units, including NFE, in an amount sufficient to allow NFE to satisfy its actual tax liabilities. In addition, to the extent NFI has available cash and certain holders of NFI LLC Units require additional distributions to satisfy their assumed income tax liabilities with respect to their allocable share of the income of NFI (based on certain assumptions and conventions) and elect to receive such distributions, NFI will be required to make additional tax distributions in an amount generally intended to allow such other holders of NFI LLC Units to satisfy their assumed income tax liabilities. These additional tax distributions may be made either (x) on a pro rata basis to all holders of NFI LLC Units, including NFE, or (y) on a non-pro rata basis to holders of NFI LLC Units (other than NFE) in redemption of a number of NFI LLC Units from each such unitholder with a value equivalent to the amount of the additional tax distribution to such unitholder.

The amount of such additional tax distributions will be determined based on certain assumptions, including assumed income tax rates, and will be calculated after taking into account other distributions (including other tax distributions) made by NFI. To the extent additional tax distributions are made pro rata based on ownership, additional tax distributions may significantly exceed the actual tax liability for many of the holders of NFI LLC Units, including NFE. If NFE retains the excess cash it receives from such distributions, the holders of NFI LLC Units would benefit from any value attributable to such accumulated cash balances as a result of their exercise of the Redemption Right. However, we intend to take steps to eliminate any material excess cash balances, which could include, but is not necessarily limited to, a distribution of the excess cash to holders of our Class A shares or the reinvestment of such cash in NFI for additional NFI LLC Units.

In addition, regardless of whether such additional tax distributions are made pro rata or in redemption of NFI LLC Units, the tax distributions that NFI may be required to make may be substantial. In addition, the amount of any additional tax distributions NFI is required to make likely will exceed the tax liabilities that would be owed by a corporate taxpayer similarly situated to NFI. Funds used by NFI to satisfy its obligation to make tax distributions will not be available for reinvestment in our business, except to the extent additional tax distributions are made on a pro rata basis and NFE uses any excess cash it receives to reinvest in NFI for additional NFI LLC Units.

If NFI were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result.

We intend to operate such that NFI does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of NFI LLC Units pursuant to the Redemption

Right (or our Call Right) or other transfers of NFI LLC Units could cause NFI to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of NFI LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of NFI, and the NFI LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of NFI to transfer their NFI LLC Units and will provide us, as managing member of NFI, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of NFI to redeem their NFI LLC Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that NFI will continue to be treated as a partnership for U.S. federal income tax purposes.

If NFI were to become a publicly traded partnership, significant tax inefficiencies might result for us and for NFI, including as a result of our inability to file a consolidated U.S. federal income tax return with NFI.

USE OF PROCEEDS

We expect the estimated net proceeds from this offering to be approximately $       million, before offering expenses and after deducting underwriting discounts and commissions, based on an assumed initial public offering price of $       per Class A share (the mid-point of the price range set forth on the cover of this prospectus). If the underwriters exercise their option to purchase additional Class A shares in full, we expect the estimated net proceeds to be approximately $       million. See “Underwriting.”

We will contribute the net proceeds of this offering to NFI in exchange for NFI’s issuance to us of NFI LLC Units. NFI intends to use the net proceeds from this offering in the following manner: (i) $    million to complete the construction of the Old Harbour Terminal, (ii) $    million to complete the construction of the Pennsylvania Facilities, (iii) $    million to complete the construction of the CHP Plant, (iv) $    million to complete the construction of the La Paz Terminal, (v) $    million to complete the construction of the San Juan Facility, (vi) $    million to complete the construction of the Ireland Terminal and (vii) $    million for general company purposes, including the development of future projects. If the underwriters exercise their option to purchase additional Class A shares in full, the additional net proceeds will be approximately $       million (based on an assumed initial offering price of $       per Class A share, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be contributed to NFI in exchange for NFI’s issuance to us of NFI LLC Units. After the application of the net proceeds from this offering, we will own a       % membership interest in NFI (or a       % membership interest if the underwriters’ option to purchase additional Class A shares is exercised in full). Please read “Security Ownership of Certain Beneficial Owners and Management.” For a description of our Terminals and Liquefaction Facilities, see “Business.”

Pending any use, the net proceeds of this offering may be invested in short-term, interest-bearing investment-grade securities.

Assuming no exercise of the underwriters’ option to purchase additional Class A shares, a $1.00 increase (decrease) in the assumed initial public offering price of $       per Class A share would increase (decrease) the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, by approximately $       million, assuming the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2018:

•	on an actual basis; and
•	on an adjusted basis to give effect to (i) the Transactions and (ii) the sale by us of Class A shares at the initial public offering price of $ per Class A share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting assumed underwriting discounts and commissions and estimated offering expenses, and the application of the proceeds from this offering, each as described under “Use of Proceeds.”

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Summary—Formation Transactions and Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus.

	As of September 30, 2018
	Actual	As Adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents	$51,903	$
Total debt(2)	121,970
Members’ equity/Shareholders’ equity
Members’ equity	(120,585)
Class A shareholders – Public	—
Class B shareholders – New Fortress Energy Holdings	426,741
Total members’ equity/shareholders’ equity	306,156
Non-controlling interests	(72)
Total capitalization	$428,054	$
(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted cash, total shareholders’ equity and total capitalization by approximately $ , assuming that the number of Class A shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000 shares in the number of Class A shares offered by us would increase (decrease) the amount of our as adjusted cash, total shareholders’ equity and total capitalization by approximately $ , assuming an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Amounts presented are net of unamortized debt issuance costs.

DILUTION

Dilution is the amount by which the offering price per Class A share in this offering will exceed the pro forma net tangible book value per share after the offering. On a pro forma basis as of September 30, 2018, after giving effect to the offering of Class A shares and the Transactions, our net tangible book value was approximately $       million, or $       per Class A share. Purchasers of Class A shares in this offering will experience substantial and immediate dilution in pro forma net tangible book value per Class A share for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per Class A share(1)		$
Pro forma net tangible book value per Class A share before the offering(2)	$
Decrease in net tangible book value per share attributable to purchasers in the offering
Less: Pro forma net tangible book value per share after the offering(3)
Immediate dilution in net tangible book value per Class A share to purchasers in the offering(4)(5)		$
(1)	The mid-point of the price range set forth on the cover of this prospectus.
(2)	Determined by dividing the number of Class B shares ( Class B shares) to be issued to New Fortress Energy Holdings and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3)	Determined by dividing the number of shares to be outstanding after this offering ( Class A shares and Class B shares) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(4)	If the initial public offering price were to increase or decrease by $1.00 per Class A share, then dilution in net tangible book value per Class A share would equal $ and $ , respectively.
(5)	Assumes the underwriters’ option to purchase additional Class A shares from us is not exercised. If the underwriters’ option to purchase additional Class A shares from us is exercised in full, the immediate dilution in net tangible book value per Class A share to purchasers in this offering will remain $ .

The following table sets forth the number of Class A and Class B shares that we will issue and the total consideration contributed to us by New Fortress Energy Holdings and by the purchasers of Class A shares calculated before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (in millions, except per share amounts):

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	%	Amount	%
	($ in millions)
New Fortress Energy Holdings(1)(2)(3)			$	—%	$
Purchasers in this offering(2)				100%	$
Total		100%	$	100%
(1)	Upon the consummation of the Transactions contemplated by this prospectus, New Fortress Energy Holdings will own Class B shares.
(2)	Assumes the underwriters’ option to purchase additional Class A shares from us is not exercised.
(3)	The assets contributed by New Fortress Energy Holdings were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by New Fortress Energy Holdings and its affiliates, as of September 30, 2018, after giving effect to the application of the net proceeds of the offering, is $ million.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our Class A shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations and financial condition, capital requirements, business prospects, statutory and contractual restrictions on our ability to pay dividends, including restrictions contained in our debt agreements, and other factors our board of directors may deem relevant.

SELECTED HISTORICAL FINANCIAL DATA

NFE was formed on August 6, 2018 and does not have historical financial results. NFE currently has no assets or liabilities and has conducted no operations. The following table shows selected historical financial information of New Fortress Energy Holdings, our predecessor, for the periods and as of the dates indicated.

The selected historical financial data as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 was derived from the unaudited historical condensed consolidated financial statements of New Fortress Energy Holdings included elsewhere in this prospectus and which, in the opinion of management, contain all normal recurring adjustments necessary for a fair statement of the results for the unaudited interim periods and have been prepared on the same basis as the associated audited consolidated financial statements. The selected historical financial data as of and for the years ended December 31, 2017 and 2016 was derived from the audited historical consolidated financial statements of New Fortress Energy Holdings included elsewhere in this prospectus.

You should read the information set forth below together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial results are not necessarily indicative of results to be expected for any future periods.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Revenues
Operating revenue	$69,545	$60,653	$82,104	$18,615
Other revenues	11,387	11,357	15,158	2,780
Total revenue	80,932	72,010	97,262	21,395

Operating expenses
Cost of sales	68,625	57,854	78,692	22,747
Operations and maintenance	5,750	4,769	7,456	5,205
Selling, general and administrative	40,827	21,164	33,343	18,160
Depreciation and amortization	2,258	2,031	2,761	2,341
Total operating expenses	117,460	85,818	122,252	48,453

Operating (loss)	(36,528)	(13,808)	(24,990)	(27,058)
Interest expense	6,389	4,850	6,456	5,105
Other (income), net	(515)	(75)	(301)	(53)
Loss on extinguishment of debt	618	—	—	1,177
Loss before taxes	(43,020)	(18,583)	(31,145)	(33,287)
Tax provision (benefit)	399	819	526	(361)
Net loss	$(43,419)	$(19,402)	$(31,671)	$(32,926)

Net loss per share – basic and diluted	$(0.64)	$(0.30)	$(0.49)	$(0.56)
Weighted average number of shares outstanding – basic and diluted	67,915,822	65,000,478	65,006,140	58,753,425

	As of September 30,	As of December 31,
	2018	2017	2016
Balance Sheet Data (at period end):
Property, plant and equipment, net	$85,526	$69,350	$70,633
Total assets	485,097	381,190	389,054
Long-term debt (includes current portion)	121,970	75,253	80,385
Total liabilities	179,013	102,280	99,684
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(53,156)	$(35,983)	$(54,892)	$(43,493)
Investing activities	(105,152)	(36,109)	(52,396)	(104,040)
Financing activities	125,503	(7,056)	11,346	277,699

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Certain information contained in this discussion and analysis or set forth elsewhere in this prospectus or accompanying marketing material, including information with respect to our plans, strategy, projections and expected timeline for our business and related financing, includes forward-looking statements that involve risks and uncertainties. Forward-looking statements contained in this prospectus are estimates based upon current information and involve a number of risks and uncertainties. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors.

You should read “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The following information should be read in conjunction with our audited consolidated financial statements, unaudited condensed consolidated interim financial statements and accompanying notes included elsewhere in this prospectus, as well as the information presented under “Selected Historical Financial Data.” Our financial statements have been prepared in accordance with GAAP. This information is intended to provide investors with an understanding of our past performance and our current financial condition and is not necessarily indicative of our future performance. Please refer to “—Factors Impacting Comparability of Our Financial Results” for further discussion. Unless otherwise indicated, dollar amounts are presented in thousands.

Unless the context otherwise requires, references to “Company,” “NFE,” “we,” “our,” “us” or like terms refer to New Fortress Energy LLC and its subsidiaries. When used in a historical context, “Company,” “we,” “our,” “us,” or like terms refer to New Fortress Energy Holdings LLC, a Delaware limited liability company (“New Fortress Energy Holdings”), our predecessor for financial reporting purposes.

Overview

We are engaged in providing energy and logistical services to end users worldwide seeking to convert their operating assets from diesel or heavy fuel oil (“HFO”) to LNG. The Company currently has liquefaction and regasification operations in the United States and Jamaica. We currently source LNG from a combination of our own liquefaction facility in Miami, Florida and purchases on the open market. We are developing the infrastructure necessary to supply all of our existing and future customers with LNG produced primarily at our own facilities. We expect that control of our vertical supply chain, from liquefaction to delivery of LNG, will help to reduce our exposure to future LNG price variations and enable us to supply our existing and future customers with LNG at a price that reflects production at our own facilities, reinforcing our competitive standing in the LNG market. Our strategy is simple: we seek to manufacture our own LNG at attractive prices, using fixed-price feedstock, and we seek to sell natural gas (delivered through LNG infrastructure) or gas-fired power to customers that sign long-term, take-or-pay contracts.

Our Current Operations

Our management team has successfully employed our strategy to secure long-term, take-or-pay contracts with Jamaica Public Service Company Limited (“JPS”), the sole public utility in Jamaica, South Jamaica Power Company Limited (“SJPC”), an affiliate of JPS, and Jamalco, a joint venture between General Alumina Jamaica LLC (“GAJ”), a subsidiary of Noble Group, and Clarendon Alumina Production Limited (“CAP”), an entity owned by the Government of Jamaica, with a focus on bauxite mining and alumina production in Jamaica (“Jamalco”), each of which is described in more detail below. Certain assets built to service JPS have, and the assets built to service SJPC and Jamalco will have, capacity to service other customers. We currently procure our LNG either by purchasing it under a multi-cargo contract from a supplier or by manufacturing it in our natural gas liquefaction, storage and production facility located in Miami-Dade County, Florida (the “Miami Facility”). In the future, we intend to develop the infrastructure necessary to supply our existing and future customers with LNG produced primarily at our own facilities, including our expanded delivery logistics chain in Northern Pennsylvania (the “Pennsylvania Facilities”).

Montego Bay Terminal

Our storage and regasification terminal in Montego Bay, Jamaica (the “Montego Bay Terminal”) serves as our supply hub for the north side of Jamaica, providing gas to JPS to fuel the 145MW Bogue Power Plant in Montego Bay, Jamaica (the “Bogue Power Plant”). The Montego Bay Terminal commenced commercial operations on October 30, 2016 and stores approximately two million gallons of LNG in seven storage tanks. The Montego Bay Terminal also consists of an ISO loading facility that can transport LNG to all of our industrial and manufacturing (“small-scale”) sales across the island. The small-scale business provides these users with an alternative fuel to support their business operations and limit reliance on monopolistic utilities.

Miami Facility

Our Miami Facility began operation in April 2016. We believe, based on available data, it is the first privately owned natural gas liquefaction plant in Florida. This facility enables us to produce LNG for our customers and reduces our dependence on other suppliers for LNG. The facility is the first plant to successfully export domestically produced LNG from the lower 48 states to a non-free trade agreement country and it employs one of the largest ISO container fleets in the world. The Miami Facility provides LNG to small-scale customers in south Florida including Florida East Coast Railway via our train loading facility and other customers throughout the Caribbean using ISO containers.

Results of Operations – Nine months ended September 30, 2018 compared to nine months ended September 30, 2017

	Nine Months Ended September 30,
(in thousands)	2018	2017	Change
Revenues
Operating revenue	$69,545	$60,653	$8,892
Other revenue	11,387	11,357	30
Total revenues	80,932	72,010	8,922
Operating expenses
Cost of sales	68,625	57,854	10,771
Operations and maintenance	5,750	4,769	981
Selling, general and administrative	40,827	21,164	19,663
Depreciation and amortization	2,258	2,031	227
Total operating expenses	117,460	85,818	31,642
Operating (loss)	(36,528)	(13,808)	(22,720)
Interest expense	6,389	4,850	1,539
Other (income), net	(515)	(75)	(440)
Loss on extinguishment of debt	618	—	618
Loss before taxes	(43,020)	(18,583)	(24,437)
Tax provision (benefit)	399	819	(420)
Net loss	$(43,419)	$(19,402)	$(24,017)

Revenues

Operating revenue from LNG and natural gas sales for the nine months ended September 30, 2018 was $69,545, which increased by $8,892 from $60,653 for the nine months ended September 30, 2017. The increase in operating revenue between the nine-month periods was attributable to increased sales to the Bogue Power Plant and additional small-scale customers.

The Company leases certain facilities and equipment, including the Montego Bay Terminal, to its customers, which are accounted for as direct financing leases. We currently generate a majority of other revenue from interest recognized from these direct financing leases. Other revenue for the nine months ended September 30, 2018 was consistent with the nine months ended September 30, 2017.

Cost of sales

Cost of sales includes the procurement of feedgas or LNG, as applicable, shipping and logistics costs to deliver LNG to our facilities and regasification and terminal operating expenses to provide product to our customers. Our LNG and natural gas supply are purchased from third parties or converted in our liquefaction facilities. Costs to convert natural gas to LNG, including labor and other direct costs to operate our liquefaction facility are also included in Cost of sales. Cost of sales for the nine months ended September 30, 2018 was $68,625, which increased $10,771 from $57,854 for the nine months ended September 30, 2017. The increase in Cost of sales between the nine-month periods was attributable to increased volumes sold to customers and a higher cost of LNG purchased.

Operations and maintenance

Operations and maintenance relates to costs of operating our Miami Facility and Montego Bay Terminal exclusive of conversion costs reflected in Cost of sales. Operations and maintenance for the nine months ended September 30, 2018 was $5,750, which increased $981 from $4,769 for the nine months ended September 30, 2017. The increase is primarily a result of increased general maintenance costs at these facilities.

Selling, general and administrative

Selling, general and administrative includes employee travel costs, insurance, and costs associated with development activities for projects that are in initial stages and development is not yet probable. Selling, general and administrative also includes compensation expenses for our corporate employees, including our executives, as well as professional fees for our advisors. Selling, general and administrative for the nine months ended September 30, 2018, was $40,827, which increased $19,663 from $21,164 for the nine months ended September 30, 2017 primarily as a result of increased development activities related to the initial phases of projects in Puerto Rico and Mexico as well as increased employee travel and headcount.

Depreciation and amortization

Depreciation and amortization for the nine months ended September 30, 2018 was $2,258, which increased $227 from $2,031 for the nine months ended September 30, 2017. The increase is primarily a result of additional equipment purchases placed in service for small-scale customers.

Interest expense

Interest expense for the nine months ended September 30, 2018 was $6,389, which increased $1,539 from $4,850 for the nine months ended September 30, 2017, primarily as a result of financing costs amortized for the Term Loan Facility of $1,020.

Other (income), net

Other income, net for the nine months ended September 30, 2018 was ($515), which increased $440 from ($75) for the nine months, ended September 30, 2017, primarily as a result of interest income and realized foreign currency gain.

Loss on extinguishment of debt

Loss on extinguishment of debt for the nine months ended September 30, 2018 was $618, which was recognized as a result of the repayment of the Miami Loan and MoBay Loan in August and September 2018, respectively.

Tax provision (benefit)

Tax provision (benefit) for the nine months ended September 30, 2018 was $399, which decreased $420 from $819 for the nine months ended September 30, 2017 due to an increase in net taxable losses in foreign jurisdiction when comparing 2018 to 2017.

Results of Operations — Year ended December 31, 2017 compared with year ended December 31, 2016

	Year Ended December 31,		Change
(in thousands)	2017	2016
Revenues
Operating revenue	$82,104	$18,615	$63,489
Other revenue	15,158	2,780	12,378
Total revenues	97,262	21,395	75,867
Operating expenses
Cost of sales	78,692	22,747	55,945
Operations and maintenance	7,456	5,205	2,251
Selling, general and administrative	33,343	18,160	15,183
Depreciation and amortization	2,761	2,341	420
Total operating expenses	122,252	48,453	73,799
Operating (loss)	(24,990)	(27,058)	2,068
Interest expense	6,456	5,105	1,351
Other (income), net	(301)	(53)	(248)
Loss on extinguishment of debt	—	1,177	(1,177)
Loss before taxes	(31,145)	(33,287)	2,142
Tax provision (benefit)	526	(361)	887
Net loss	$(31,671)	$(32,926)	$1,255

Revenues

For the year ended December 31, 2017, the Miami Facility was available to produce LNG over 95.5% of the time. We have executed three contracts in 2016, three contracts in 2017 and one contract year-to-date in 2018 to provide customers with LNG from our Miami Facility. We continue to build our small-scale pipeline of customers and are in advanced dialogues with various domestic and international customers across the utility, power, industrial and transportation sectors to execute additional long-term purchase contracts.

During the year ended December 31, 2017, the Montego Bay Terminal was available over 98.5% of the time. We have also generated revenue from our small-scale customers by supplying LNG directly to industrial end-users in Jamaica.

Operating revenue from LNG and natural gas sales for the year ended December 31, 2017 was $82,104 which increased by $63,489 from $18,615 for the year ended December 31, 2016. The increase in revenue was attributable to twelve months of operations at the Miami Facility and Montego Bay Terminal during the year ended December 31, 2017 whereas the Miami Facility and Montego Bay Terminal were operating for eight and two months, respectively, during the year ended December 31, 2016.

The Company leases certain facilities and equipment, including the Montego Bay Terminal, to its customers which are accounted for as direct financing leases. We currently generate a majority of other revenue from interest recognized from these direct financing leases. Other revenue for the year ended December 31, 2017 was $15,158 which increased $12,378 from $2,780 for the year-ended December 31, 2016. The increase is attributable to twelve months of operations at the Montego Bay Terminal during the year ended December 31, 2017 whereas the Montego Bay Terminal operated for two months in 2016.

Cost of sales

Cost of sales includes the procurement of feedgas or LNG as applicable, shipping and logistics costs to deliver LNG to our facilities and regasification and terminal operating expenses to provide product to our customers. Our LNG and natural gas supply are purchased from third parties or converted in our liquefaction facilities. Costs to convert natural gas to LNG, including labor and other direct costs to operate our liquefaction facility, are also included in Cost of sales. Cost of sales for the year ended December 31, 2017 was $78,692 which increased $55,945 from $22,747 for the year ended December 31, 2016. The increase in Cost of Sales was attributable to twelve months of operations at the Miami Facility and Montego Bay Terminal for the year ended December 31, 2017, whereas the Miami Facility and Montego Bay Terminal were operating for eight and two months, respectively, for the year ended December 30, 2016.

Operations and maintenance

Operations and maintenance relates to costs of operating our Miami Facility exclusive of conversion costs reflected in Cost of sales. Operations and maintenance for the year ended December 31, 2017 was $7,456 which increased $2,251 from $5,205 for the year-ended December 31, 2016. The increase is primarily a result of the Miami Facility operating for twelve months in 2017 in comparison to operating for eight months in 2016.

Selling, general and administrative

Selling, general and administrative includes employee travel costs, insurance, and costs associated with development activities for projects that are in initial stages and development is not yet probable. Selling, general and administrative also includes compensation expenses for our corporate employees, including our executives, as well as professional fees for our advisors. Selling, general and administrative for the year ended December 31, 2017 was $33,343 which increased $15,183 from $18,160 for the year-ended December 31, 2016 primarily as a result of increased development activities and employee travel as well as increased headcount.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2017 was $2,761 which increased $420 from $2,341 for the year ended December 31, 2016. The increase is primarily a result of twelve months of operations at the Miami Facility and the purchase of additional equipment and vehicles which were placed into service during 2017.

Interest expense

Interest expense for the year ended December 31, 2017 was $6,456, which increased $1,351 from $5,105 for the year ended December 31, 2016, primarily as a result of interest on the MoBay Loan (as defined below) of $3,611 and $643 and Miami Loan (as defined below) of $2,845 and $1,803 for the years ended December 31, 2017 and December 31, 2016, respectively, net of capitalized interest recognized during construction in the year ended December 31, 2016. During 2017, we raised equity capital, which funded a majority of our capital expenditures resulting in a decrease in capitalized interest compared to December 31, 2016. The increase in interest expense is partially offset by the reduction of interest expense on the Corporate Loan which was repaid at maturity in June 2016.

Other (income), net

Other income, net for the year ended December 31, 2017 was ($301) which increased $248 from ($53) for the year-ended December 31, 2016, primarily as a result of an increase in interest income and realized foreign currency gain.

Loss on extinguishment of debt

Loss on extinguishment of debt for the year ended December 31, 2016 was $1,177, which was recognized as a result of the extinguishment of the Corporate Loan on June 3, 2016.

Tax provision (benefit)

Tax provision (benefit) for the year ended December 31, 2017 was $526, which increased $887 from ($361) for the year ended December 31, 2016 due to a decrease in net taxable losses in foreign jurisdiction when comparing 2017 to 2016.

Factors Impacting Comparability of Our Financial Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•	Our historical financial results only include our Miami Facility and our Montego Bay Terminal. Our historical financial statements only include our Miami Facility and our Montego Bay Terminal and do not include future revenue resulting from long-term take-or-pay contracts with downstream customers, expected from projects under development, including the Old Harbour Power Plant, the CHP Plant, the San Juan Facility, the La Paz Terminal, the Ireland Terminal and the Pennsylvania Facilities. Some of these development projects are expected to be completed and operational as early as January 2019.

In addition, we currently purchase the majority of our supply of LNG from third parties. For the year ended December 31, 2017, our first full year of commercial operations, we sourced 94.1% of our LNG volumes from third parties. NFE is in the process of developing in-basin liquefaction facilities that will vertically integrate our supply and eliminate the need to source LNG from third parties; this, combined with lower cost production, should significantly impact our results of operations and cash flows from both contracted and expected downstream sales.

•	We expect to incur incremental, selling, general and administrative expenses related to our transition to a publicly traded company. Upon completion of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal controls and testing, audit fees, incremental director and officer liability insurance costs and director and officer compensation. These direct, incremental general and administrative expenses are not included in our historical results of operations.

Liquidity and Capital Resources

We expect to fund our current operations and continued development of additional facilities through a combination of cash on hand, additional debt and the proceeds from this offering. We expect to make significant capital expenditures to build out our Terminals and Liquefaction Facilities. We have assumed total expenditures for commitments for completed and existing downstream projects to be approximately $500,000, with approximately $285,000 having already been spent through September 30, 2018. This estimate represents the complete construction of projects in Jamaica and Miami. The remaining capacity of $110,000, funded in October 2018, under the Term Loan Facility will be used to make significant capital expenditures to complete the Old Harbour Terminal, as well as for additional storage and regasification facilities for small-scale customers. For our capital commitments described herein, the Company believes that such expected cash needs can be met with proceeds from a long-term credit facility expected to be committed prior to the anticipated public filing. We are currently exploring opportunities to expand our business into new markets, including the Caribbean, Mexico and we will require significant additional capital to implement our strategy.

Cash Flows

The following table summarizes the changes to our cash flows for the nine months ended September 30:

(in thousands)	2018	2017	Change
Cash flows from:
Operating activities	$(53,156)	$(35,983)	$(17,173)
Investing activities	(105,152)	(36,109)	(69,043)
Financing activities	125,503	(7,056)	132,559
Net change in cash and cash equivalents	$(32,805)	$(79,148)	$46,343

Cash (used in) operating activities

Our cash flow used in operating activities was $53,156 in the nine months ended September 30, 2018, which increased by $17,173 from $35,983 in the nine months ended September 30, 2017. For both nine month periods ended September 30, 2018 and 2017, we had net loss that comprised a significant portion of cash used in operating activities due to the continued expansion of our operations in Jamaica. A significant portion of the increase in cash used in operations was attributed to increases in other operating assets accounts.

Cash (used in) investing activities

Our cash flow used in investing activities was $105,152 in the nine months ended September 30, 2018, which increased by $69,043 from $36,109 in the nine months ended September 30, 2017. The increase in cash flow used in investing activities is due to significant cash expenditures incurred in 2018 related to construction of the regasification terminal to support SJPC’s Old Harbour Power Plant.

Cash provided by (used in) financing activities

Our cash flow provided by financing activities was $125,503 in the nine months ended September 30, 2018, which increased by $132,559 from $(7,056) in the nine months ended September 30, 2017. The increase in cash flow provided by financing activities is due to cash received from debt proceeds offset by cash payments of deferred financing costs and repayments of debt. In December 2017, the Company undertook an additional capital raise of $70,100 of which $50,000 of cash was received in January 2018. The Company also issued 665,843 shares in January 2018 for $20,150 in proceeds. These capital contributions were offset by principal payments on the Miami Loan and the MoBay Loan of $4,371. On August 16, 2018, the Company entered into the Term Loan Facility to borrow an aggregate principal amount of $240,000. Through September 30, 2018, the Company had drawn $130,000 of the total available amount and used these proceeds to repay both the Miami Loan and the MoBay Loan.

The following table summarizes the changes to our cash flows for the years ended December 31:

(in thousands)	2017	2016	Change
Cash flows from:
Operating activities	$(54,892)	$(43,493)	$(11,399)
Investing activities	(52,396)	(104,040)	51,644
Financing activities	11,346	277,699	(266,353)
Net change in cash and cash equivalents	$(95,942)	$130,166	$(226,108)

Cash (used in) operating activities

Our cash flow used in operating activities was $54,892 in 2017, which increased by $11,399 from $43,493 in 2016. For both the year ended December 2017 and 2016, we had net loss that comprised a significant portion of cash used in operating activities due to the continued expansion of our operations in Jamaica. A significant portion of cash used in operations for the year ended December 31, 2017 was attributed to an increase in deposits attributed to a prepayment for LNG supply.

Cash (used in) investing activities

Our cash flow used in investing activities was $52,396 in 2017, which decreased by $51,644 from $104,040 in 2016. The decrease in cash flow used in investing activities is due to significant cash expenditures incurred in 2016 as the Company completed construction of its Miami Facility and its Montego Bay Terminal. The decrease was offset by construction that began in 2017 on JPC’s Old Harbour Power Plant in Old Harbour, Jamaica (the “Old Harbour Power Plant”) resulting in approximately $28,500 in capital expenditures. The decrease was also partially offset by a restriction of $15,000 as collateral posted for performance under a gas sales agreement with a customer, and $7,000 of collateral posted with LNG suppliers for an upcoming delivery.

Cash provided by financing activities

Our cash flow provided by financing activities was $11,346 in 2017, which decreased by $266,353 from $277,699 in 2016. The decrease in cash flow provided by financing activities is due to the Company issuing Class A shares in June 2016 in exchange for $300,505. The Company also received additional borrowings under the MoBay Loan of $44,000. The receipt of debt and equity capital in 2016 was offset by the repayment of

Corporate Loan of $65,000. In December 2017, the Company undertook an additional capital raise of $70,100 of which $20,100 of cash was received during the year and the remainder in January 2018. This capital contribution was offset by principal payments on the Miami Loan and the MoBay Loan of $5,828.

Long-Term Debt

Term Loan Facility

On August 16, 2018, the Company entered into a Term Loan Facility (the “Term Loan Facility”) to borrow term loans, available in three draws, up to an aggregate principal amount of $240,000. Borrowings under the Term Loan Facility bear interest at a rate selected by the Company of either (i) a LIBOR based rate, plus a spread of 4.0%, or (ii) subject to a floor of 1%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus 1∕2 of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 3.0%. The Term Loan Facility is set to mature on August 14, 2019 and is repayable in quarterly installments of $600, with a balloon payment due on the maturity date. The Company has the option to extend the maturity date for two additional six month periods; upon the exercise of each extension option, the spread on LIBOR and Base Rate increases by 0.5%. To exercise the extension option, the Company must pay a fee equal to 1.0% of the outstanding principal balance at the time of the exercise of the option.

The Term Loan Facility is secured by mortgages on certain properties owned by the Company’s subsidiaries, in addition to other collateral. The Company is required to comply with certain financial covenants and other restrictive covenants customary for facilities of this type, including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Facility also provides for customary events of default, prepayment and cure provisions.

The Term Loan Facility funded $130,000 less fees at closing. The remaining capacity of $110,000 under the Term Loan Facility is subject to a delayed draw feature, which was funded in October 2018.

The Company used the net proceeds of the Term Loan Facility to repay the Miami Loan and the Mobay Loan in full during August 2018 and September 2018, respectively. The remaining proceeds, funded in October 2018, will be used to make significant capital expenditures to complete the Old Harbour Terminal, as well as for additional storage and regasification facilities for small-scale customers.

Montego Bay Loan Agreement

In June 2016, NFE North Holdings Limited (“NFE North”), a wholly owned subsidiary of the Company entered into a syndicated loan agreement (the “MoBay Loan Agreement”) providing for a $44,000 term loan facility (the “MoBay Loan”) in connection with the construction and development of the Montego Bay Terminal and related infrastructure. The maturity date for each loan drawn under the MoBay Loan was the day immediately preceding the seventh anniversary of the drawdown date of such loan.

Outstanding amounts under the MoBay Loan accrued interest at a per annum rate of 8.10%. The MoBay Loan could be prepaid at any time, upon 30 days’ prior written notice to the agent, subject to a prepayment fee of 2% of any amount being prepaid during the one year period from the date of the first loan drawdown of the MoBay Loan, or 1% of any amount being prepaid during the period commencing one year from the date of the first loan drawdown of the MoBay Loan and expiring on the fifth anniversary of such date.

During the construction period of certain projects in 2016, related interest expense and borrowings costs were capitalized.

Interest expense, inclusive of amortized debt fees for the nine months ended September 30, 2018 and 2017, totaled $2,402 and $2,735 respectively. Interest expense, inclusive of amortized debt fees for the years ended December 31, 2017 and 2016, totaled $3,611 and $1,990, respectively, of which $0 and $1,347 respectively, was capitalized as a finance lease.

Financial covenants stipulated by the MoBay Loan Agreement were not effective until December 31, 2017. As of December 31, 2017, NFE North was in compliance with all covenants under this agreement.

The Company used the net proceeds of the Term Loan Facility entered into in August 2018 to repay the MoBay Loan in full in September 2018. The Company was subject to a prepayment fee of 1% on the MoBay

Loan, and paid $345 in September 2018 to lenders in conjunction with the repayment of the MoBay Loan. Unamortized deferred financing costs recorded as a reduction in long-term debt at the time of the repayment were $1,404. These unamortized deferred financing costs were written off in conjunction with the repayment and included within Loss on extinguishment of debt along with the prepayment penalty.

Miami Loan Agreement

In November 2014, LNG Holdings (Florida) LLC (“LHFL”), a controlled subsidiary, entered into a Credit Agreement (the “Miami Loan”) with a bank for an initial aggregate amount of $40,000, maturing on May 24, 2018, in connection with the construction of the Miami Facility. Borrowings under the loan bore interest at a rate selected by LHFL of either (i) a LIBOR based rate, with a floor of 1.00%, plus a spread of 5.00%, or (ii) subject to a floor of 2%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus ½ of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 4.00%. Subject to certain conditions, the Miami Loan could be extended for an additional term of up to 18 months.

On May 16, 2018, the Company extended the maturity to November 2019. To execute the extension option, the Company paid an extension fee of $388, equating to 1% of the outstanding principal at that time.

The Miami Loan required periodic payments of interest on either a monthly, quarterly or semi-annual basis where LHFL selected the monthly interest rate option. In addition, with respect to LIBOR based borrowings, LHFL, at its option, could elect to defer up to ten interest periods outstanding at any point in time. The Miami Loan also required annual amortization in an amount equal to 1% of the amount outstanding. The Miami Loan could be prepaid without penalty after the first anniversary of the closing of the Miami Loan. At the time of the extinguishment of the debt in August 2018 and as of the years ended December 31, 2017 and 2016, interest was calculated based on 7.58%, 6.57% and 6.00%, as of the end of each respective period. Interest expense, inclusive of amortized debt fees for the nine months ended September 30, 2018 and 2017, totaled $2,309 and $2,106, respectively. Interest expense, inclusive of amortized debt fees for the years ended December 31, 2017 and 2016, totaled $2,845 and $2,740, respectively, of which $0 and $937 was capitalized.

As of December 31, 2017 and 2016, LHFL was in compliance with all of the covenants under this agreement.

The Company used the net proceeds of the Term Loan Facility entered into in August 2018 to repay the Miami Loan in full in August 2018. The outstanding principal balance at the time of the repayment was $38,707; the Company agreed to repay lenders $37,255 to extinguish the liability, and as such, a gain on extinguishment of $1,452 was recorded within Loss on extinguishment of debt. The gain was partially offset by the write-off of unamortized deferred financing costs recorded as a reduction in long-term debt of $321.

Off Balance Sheet Arrangements

As of September 30, 2018 and December 31, 2017, other than operating leases and certain contractual obligations for the purchase of LNG and natural gas, we had no transactions that met the definition of off-balance sheet arrangements that may have a current or future material effect on our consolidated financial position or operating results.

Contractual Obligations

We are committed to make cash payments in the future pursuant to certain of our contracts. The following table summarizes certain contractual obligations in place as of December 31, 2017:

(in thousands)	Total	Less than 1 year	Years 2 to 3	Years 4 to 5	More than 5 years
Long-term debt obligations	$89,820	$11,548	$54,005	$13,474	$10,793
Purchase obligations	59,650	57,344	2,306	—	—
Operating Lease obligations	55,099	15,470	4,113	4,474	31,042

As of September 30, 2018, there have been no material changes to the commitments and contractual obligations table above outside the ordinary course of business, except as noted below.

Long-Term debt obligations

For information on our long-term debt obligations, see “—Liquidity and Capital Resources—Long-Term Debt.” The amounts included in the table above are based on the total debt balance, scheduled maturities and interest rates in effect as of December 31, 2017. On May 16, 2018, the Company extended the maturity of the Miami Loan to November 2019; this extension of principal payments and the corresponding interest costs has been reflected in the table above.

The Company used proceeds from the Term Loan Facility to repay both the Miami Loan and the MoBay Loan in accordance with their respective terms; these repayments have not been reflected in the table above. The Company has borrowed $240,000 under the Term Loan Facility with a scheduled maturity of August 14, 2019. Principal payments of $600 are due each quarter; the Company will be required to pay $600 in principal payments in 2018 and the remaining principal balance of $239,400 in 2019. Based on the interest rate of 6.19% in effect as of September 30, 2018, the Company is committed to pay $5,477 in interest payments in 2018 and $9,034 in interest payments prior to the maturity date in 2019.

Purchase obligations

The Company is party to contractual purchase commitments with terms of 38 months and 60 months, principally take-or-pay contracts, which require the purchase of minimum quantities of natural gas. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements.

On December 20, 2016, the Company committed to the purchase of at least 16,800,000 MMBtu or ~756,000 cubic meters of LNG, with half of the commitment delivered in 2017 and half in 2018.

In addition to the above disclosed commitments, in September 2016 the Company made a commitment of up to an estimated $180,000 to build a gas-fired combined heat and power plant in Jamaica under a Joint Development Agreement with a third party prior to commercial agreements being finalized. In August and October 2017 respectively, a Power Purchase Agreement and Steam Supply Agreement were executed, obligating the Company to complete the development subject to the conditions set forth in those agreements.

In March 2018, the Company entered into a 15 year agreement with a large production company for gas supply to our first Pennsylvania Facility, which was subsequently amended and restated in September 2018. This agreement provides for 100% of the required supply of feedgas to the facility, inclusive of all support functions of the plant, including transportation and power supply. The terms of the agreement require the Company to obtain all requisite permits and make a final investment decision before the agreement is effective.

Lease obligations

Future minimum lease payments under non-cancellable operating leases are noted in the above table. The Company’s lease obligations are primarily related to LNG vessel time charters, office space, a land site lease, and a marine port berth lease. Office space includes a newly fabricated space shared with affiliated companies in New York with a month to month lease, and an office space under construction in downtown Miami, with a lease term of 84 months. The land site lease is held with an affiliate of the Company and has an initial term up to five years, and the marine port berth lease had an initial term up to 10 years. Both leases contain renewal options.

The Company entered into additional lease agreements during 2018 in Mexico and Puerto Rico. Such agreements include securing certain facilities, wharf areas, office space and specified port areas for development of terminals. Terms for these leases range from 20 to 30 years, and certain of these leases contain extension terms. One-time fees paid subsequent to December 31, 2017 to secure leases were $21,871. Fixed lease payments under these leases are expected to be approximately $18,193 over the respective lease terms and some of these leases contain variable components based on LNG processed.

Summary of Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates. Management evaluates its estimates and related assumptions regularly, and will continue to do so as we further launch and grow our business. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue recognition

Operating revenue from the sales of LNG and natural gas are recognized when the LNG or natural gas is delivered to the customer, either when the natural gas arrives at the customer’s flange or at the time that title to the LNG is transferred to the customer. Title typically transfers either when shipped or delivered to the customers’ storage facilities, depending on the terms of the contract.

The Company leases certain facilities and equipment to its customers which are accounted for as direct financing leases. Direct financing leases, net on our consolidated balance sheet represents the minimum lease payments due, net of unearned revenue. The lease payments are segregated into principal and interest components similar to a loan. Unearned revenue is recognized on an effective interest method over the lease term and is recorded within Other revenue in the consolidated statement of operations and comprehensive loss. The principal components of the lease payment is reflected as a reduction to the net investment in the finance lease.

The Company’s contracts with customers to supply LNG may also contain a lease of equipment. The Company allocates consideration received from customers between lease and non-lease components based on the relative fair value of each component. The fair value of the lease component is estimated based on the cost of the leased items plus an expected profit margin. The estimated fair value of the non-lease component is based on estimated volumes to be delivered at an estimated price or contractual price. The estimated fair value of the leased equipment, as a percentage of the estimated total revenue from LNG and leased equipment at inception, will establish the allocation percentage to determine the minimum lease payments and the amount to be accounted for under the revenue recognition guidance.

Impairment

LNG liquefaction facilities, and other long-lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that a particular assets’ carrying value may not be recoverable. Recoverability generally is determined by comparing the carrying value for the asset to the expected undiscounted future cash flows of the asset. If the carrying value of the asset is not recoverable, the amount of impairment loss is measured as the excess, if any, of the carrying value of the asset over its estimated fair value. The estimated undiscounted future cash flows are based on projections of future operating results; these projections contain estimates of the value of future contracts that have not yet been obtained, future commodity pricing, our future cost structure, among others. Projections of future operating results and cash flows may vary significantly from actual results. Management reviews its estimates of cash flows on an ongoing basis using historical experience, business plans, overall market conditions, and other factors.

JOBS Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies.

Subject to certain conditions, as an EGC, we intend to rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an EGC until the earlier of

(i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.00 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission or SEC.

Recent Account Standards

For descriptions of recently issued accounting standards, see Note 2 - Adoption of new and revised standards of our notes to condensed consolidated financial statements and Note 3 - Adoption of new and revised standards of our Notes to Consolidated Financial Statements.

Quantitative And Qualitative Disclosures About Market Risk

In the normal course of business, the Company encounters several significant types of market risks including commodity and interest rate risks.

Commodity Price Risk

Commodity price risk is the risk of loss arising from adverse changes in market rates and prices. We are able to limit our exposure to fluctuations in natural gas prices as our pricing in contracts with customers is based on the Henry Hub index price plus a contractual spread. Our exposure to market risk associated with LNG price changes may adversely impact our business. We do not currently have any derivative arrangements to protect against fluctuations in commodity prices, but to mitigate the effect of fluctuations in LNG prices on our operations, we may enter into various derivative instruments.

Interest Rate Risk

Debt that we incurred under the Miami Loan and the Term Loan Facility bear interest at variable rates and exposed us to interest rate risk. We repaid the Miami Loan with proceeds received from the Term Loan Facility. Interest is calculated under the terms of the Term Loan Facility based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. See “—Liquidity and Capital Resources—Long-Term Debt.” Assuming the full $240,000 principal amount remains outstanding, the impact on interest expense of a 1% increase or decrease in the interest rate that was in place upon closing of the Term Loan Facility would be approximately $2,400 per year. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

Foreign Currency Exchange Risk

We primarily conduct our operations in U.S. dollars, and as such, our results of operations and cash flows have not materially been impacted by fluctuations due to changes in foreign currency exchange rates. We expect our international operations to continue to grow in the near term. We do not currently have any derivative arrangements to protect against fluctuations in foreign exchange rates, but to mitigate the effect of fluctuations in exchange rates on our operations, we may enter into various derivative instruments.

BUSINESS

Overview

We are an integrated gas-to-power company that seeks to use “stranded” natural gas to satisfy the world’s large and growing power needs. Our mission is to provide modern infrastructure solutions to create cleaner, reliable energy while generating a positive economic impact worldwide. Our business model is simple, yet, we believe, unique for the LNG industry. We aim to deliver targeted energy solutions to customers around the world, thereby reducing their energy costs and diversifying their energy resources, while also reducing pollution and generating compelling margins.

We aim to deliver targeted energy solutions by employing a four-part integrated LNG production and delivery model:

Liquefaction – Our approach is to enter into long-term, largely fixed-price contracts for feedgas, then liquefy that gas at or proximate to its site of extraction, minimizing transport and pipeline costs for the feedgas producers. We are currently developing two liquefiers in the Marcellus area of Pennsylvania, each of which is expected to have the capacity to produce approximately 3 to 4 million gallons of LNG (which is the equivalent of 250,000 to 350,000 MMBtu) per day, and intend to develop five or more additional liquefiers over the next five years.

Logistics – We expect to own or control the logistics assets necessary to deliver LNG to our customers through our “logistics pipeline.” Tanker trucks will transport LNG from our liquefiers to a port on the Delaware river for Marcellus sourced LNG or the Gulf of Mexico for Mid-Continent sourced LNG, at which point LNG will be transloaded directly to large marine vessels.

Shipping – We have long-term charters for both large-scale FSUs and FSRUs, and smaller LNGCs. These assets transport LNG from ports to our downstream terminals for ultimate delivery to our customers. There is approximately a five day sail time from port to our downstream terminals in the Caribbean.

Terminals – Through our network of current and planned downstream terminals, we will be positioned to deliver gas and power solutions to our customers seeking either to transition from environmentally dirtier distillate fuels such as ADO and HFO or to purchase natural gas to meet their current fuel needs. Our goal is to build 10 - 20 downstream terminals over the next five years.

We believe this compelling business model will provide opportunities to generate average revenues of approximately $10.00 per MMBtu, including both fuel sales and capacity charges (we often invest capital in infrastructure in connection with our entry into a new market, and customers agree to pay a “capacity charge” as consideration for the right to use the underlying infrastructure). We expect individual contract pricing is likely to range between $8.00 and $13.00 per MMBtu, depending on the customer’s size, purchased volume, credit profile, the complexity of the delivery and the infrastructure required to deliver it.

NFE’s Global Market Landscape

We believe that the world is “long” gas and “short” power, and that natural gas is a compelling fuel for power production. But because much of the world’s natural gas reserves are not directly connected by pipeline to electricity producers and other end users, it must be otherwise transported. An efficient way to transport is through the conversion of natural gas to LNG, which involves treating natural gas to remove impurities and then chilling it to approximately negative 260 degrees Fahrenheit, a process generally referred to as liquefaction. In LNG form, natural gas is typically transported in bulk by containers or tankers hauled by rail or truck or by marine vessels, such as LNG carriers. Once delivered to its end destination, LNG can be reconverted to natural gas through a process referred to as “regasification.”

Today approximately 70% of the world’s electricity is consumed by 10 countries and over a billion people, or approximately 14% of the world’s population, currently lack access to electricity, according to the International Energy Agency’s October 2017 report. As economic development worldwide spurs demand for electricity, approximately 1.5 million MW of new power is expected to be needed by 2040, according to Exxon Mobil’s 2017 Outlook on Energy. To satisfy these power needs with gas-fired power would require approximately 3.75 billion gallons of LNG (or 310 TBtu) per day (based upon an estimated conversion of 2,500 gallons per day of LNG for every MW of power capacity). Further, we believe that many countries around the world – keenly focused on economics as well as the environment – will increasingly look to natural gas to displace environmentally dirtier fuels such as HFO, ADO and coal that are used to generate power, particularly if natural gas is cheaper than these environmentally dirtier fuels. For example, most islands in the Caribbean generate 90% to 100% of their electricity from HFO or ADO, as compared to less than 1% of electricity generation in the United States. We believe there is a significant market opportunity.

Liquefaction projects currently under construction are expected to come online by 2020. Afterward, LNG supply growth is expected to slow through 2025. According to the Shell 2018 LNG Outlook Report, from 2020 through 2025, LNG demand expectations exceed supply estimates and, at 2025, supply estimates are almost half that of demand expectations. By 2025, this equates to an addressable LNG market with 450 mtpa (approximately 740 million gallons per day) of demand, which management estimates to represent a global market value of approximately $212 billion per annum. According to the 2018 World LNG Report by the International Gas Union, existing global liquefaction capacity is estimated to be 369 mtpa. Based on this report, by 2025, we expect the shortfall in supply to be approximately 200 mtpa versus current operating plants and 100 mtpa versus projects under construction. This shortfall is the equivalent of approximately 50 to 100 liquefiers of similar capacity to one of our liquefiers in Pennsylvania.

We plan to capitalize on this growing supply-demand gap and create new markets for natural gas by developing liquefaction assets, particularly in areas with significant “stranded” reserves, which we define as natural gas reserves not connected to large interstate or transnational pipelines. That is, not only are these reserves not connected by pipeline to end users, they are not connected to any significant pipeline – as is the case in Pennsylvania.

(1)	BP Statistical Review of World Energy, June 2018
(2)	The World Bank, “Electric Power Consumption (KWh per Capita)”
(3)	2015 International Energy Agency Report
(4)	IHS Markit

Our Business Model

As an integrated gas-to-power LNG company, our business model spans the entire production and delivery chain from natural gas procurement and liquefaction to logistics, shipping, terminals and conversion or development of natural gas-fired generation. While historically, liquefaction, transportation, regasification and power generation have been financed separately, the segregation of such projects has inhibited the development of natural gas-fired power in many developing countries. In executing this business model, we have the capability to build or arrange any necessary infrastructure ourselves without reliance on multilateral financing sources or traditional project finance structures, so that we maintain our strategic flexibility.

Our goal is to purchase gas, liquefy it, and transport it to one of our Terminals at a cost of approximately $4.20 per MMBtu or less (before owner’s costs such as marketing and administrative costs, financing costs and contingencies). We expect our downstream transportation, shipping and regasification costs to approximate $1.50 per MMBtu, which is consistent with the costs of our current operations. Our goal is to sell substantially all of this gas to downstream customers under long-term contracts at targeted pricing in excess of approximately $10.00 per MMBtu, including both fuel sales and capacity charges. Gas not delivered to downstream customers would be sold on the spot market. Currently, the market price for LNG delivered via LNGC is approximately $8.00 to $12.00 per MMBtu, depending on the size cargoes purchased. For contracted delivery, assuming the costs and sales prices described above, we seek to earn a margin of $4.30 per MMBtu, or $0.36 per gallon, which would equal a margin of 40% or more, on our gas sales. For spot sales, we seek to earn an attractive margin by adjusting our sales price based on current market rates. Our operations, which are currently conducted at our Montego Bay Terminal and at our Miami Facility, are currently generating revenue on sales of approximately 400,000 gallons of LNG (33,000 MMBtu) per day. We have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 9.4 million gallons (777,000 MMBtu) per day, which includes approximately 1.4 million gallons per day that are currently contracted. We are in active discussions with additional customers who may have significant demand for additional LNG, although there can be no assurance that these discussions will result in additional contracts or the terms of such contracts.

Our Terminals

Downstream, we have five terminals operational or under development. Our Terminals will position us to access customers in a number of attractive markets around the world.

We look to build terminals in locations where the need for LNG is significant. In these markets, we first seek to identify and establish “beachhead” target markets for the sale of LNG, natural gas or natural gas-fired power. We then seek to convert and supply natural gas to additional power customers. Finally, our goal is to expand within the market by supplying additional industrial and transportation customers.

We currently have two operational terminals and three under development, as described below. We design and construct terminals to meet the supply and demand specifications of our current and potential future customers in the applicable region. Our Terminals currently operating or under development are expected to be capable of receiving between 700,000 and 6 million LNG gallons (58,000 and 500,000 MMBtu) per day depending upon the needs of our customers and potential demand in the region. Set forth below is additional detail regarding each terminal:

Montego Bay, Jamaica – Our Montego Bay Terminal commenced commercial operations in October 2016. The terminal is capable of processing up to 740,000 LNG gallons (61,000 MMBtu) per day and features approximately 7,000 cubic meters of onsite storage. It supplies natural gas to 145MW turbines at the power plant operated by JPS pursuant to a long-term take-or-pay contract for natural gas equivalent to approximately 300,000 gallons of LNG (25,000 MMBtu) per day. The Montego Bay Terminal also supplies several on-island industrial users with natural gas or LNG pursuant to other long-term take-or-pay contracts. We have total aggregate contracted volumes of approximately 378,000 gallons of LNG (32,000 MMBtu) per day at our Montego Bay Terminal with an average contract length of 17.8 years. Our Montego Bay Terminal is currently operating at 36% capacity to service JPS and these other industrial users. We have the ability to service other potential customers with the excess capacity of the Montego Bay Terminal, and we are seeking to enter into long-term contracts with new customers for such purposes. We deliver LNG to the Montego Bay Terminal via small LNGC.

Old Harbour, Jamaica – Our Old Harbour Terminal is substantially complete and expected to commence commercial operations in the first quarter 2019. It is capable of processing approximately 6 million gallons of LNG (500,000 MMBtu) per day. The Old Harbour Terminal is expected to supply gas to the Old Harbour Power Plant operated JPC pursuant to a long-term take-or-pay contract for natural gas equivalent to approximately 350,000 gallons of LNG (29,000 MMBtu) per day. We also expect the Old Harbour Terminal to supply gas to a new 150MW power plant that we are constructing, and, subject to agreement on terms, approximately 269,000 gallons of LNG (22,000 MMBtu) per day to the alumina refinery operated by Jamalco, an entity owned by the government of Jamaica with a focus on bauxite mining and alumina production in Jamaica. We have total aggregate contracted volumes of approximately 619,000 gallons of LNG (51,200 MMBtu) per day at our Old Harbour Terminal with an average contract length of 14.4 years. We expect that our Old Harbour Terminal will operate at 16% capacity to service JPC and Jamalco. We will have the ability to service other potential customers with the excess capacity of the Old Harbour Terminal, and we are seeking to enter into long-term contracts with new customers for such purposes. The Old Harbour Terminal is an offshore terminal with storage and regasification equipment via FSRU. The offshore design eliminates the need for expensive storage tanks and permanent, onshore infrastructure.

San Juan, Puerto Rico – Our San Juan Facility is currently under development and is expected to commence commercial operations in the second quarter 2019. It is designed as a landed multi-fuel handling facility located in the Port of San Juan, Puerto Rico. The San Juan Facility is being constructed with multiple truck loading bays to provide LNG to on-island industrial users. In addition, we have submitted a proposal to PREPA to convert and supply natural gas to Units 5 and 6 of the San Juan Combined Cycle Power Plant – which have a capacity of 440MW. The power plant is currently running on diesel, and we plan to convert the power plant to run on natural gas and provide approximately 25 TBtu of natural gas per year, which would equal approximately 850,000 gallons of LNG (70,000 MMBtu) per day. We expect the conversion to natural gas under our proposal would allow PREPA to realize significant, recurring annual cost savings of approximately $285 million (based on current diesel pricing and information provided in PREPA’s request for proposals) after one time conversion costs while also using a more sustainable, environmentally friendly form of energy.

La Paz, Baja California Sur, Mexico – Our La Paz Terminal is currently under development and is expected to commence commercial operations in October 2019. It is being designed as an LNG receiving terminal located at the Port of Pichilingue in Baja California Sur, Mexico, where LNG will be delivered via a small LNGC vessel or barge. Initially, the La Paz Terminal is expected to supply approximately 225,000 gallons of LNG (18,000 MMBtu) per day under an intercompany GSA for a 94MW gas-fired mobile power unit that we plan to develop, own, and operate. Similarly, we expect that we will use the La Paz Terminal infrastructure, which includes truckloading bays, to facilitate the conversion of, and supply approximately 180,000 gallons of LNG (15,000 MMBtu) per day to the 80MW Los Cabos power plant, as well as regional industrial users such as ferries and hotels.

Shannon, Ireland – We have entered into an agreement to purchase all of the ownership interests in a project company that owns the rights to develop and operate an LNG terminal and a CHP plant on the Shannon Estuary near Ballylongford, Ireland. The Ireland Terminal is expected to commence commercial operations in the fourth quarter 2020. We intend this terminal to include a storage facility with onshore regasification equipment and pipeline connection into the distribution system of Gas Networks Ireland, Ireland’s national gas network. We plan to deliver LNG to the terminal via a traditional size LNGC. The equipment on site will have the capacity to import and regasify more than 6 million gallons of LNG (500,000 MMBtu) per day, which is the equivalent of Ireland’s total foreign natural gas imports. Additionally, the planning permission approval for the terminal includes the ability to build an integrated 500MW power plant on-site with priority dispatch.

Our Liquefaction Assets

We intend to supply all existing and future customers with LNG produced primarily at our own Liquefaction Facilities. We have one operational liquefaction facility in Miami, are currently developing our Pennsylvania Facilities and plan to develop five to ten additional liquefaction facilities over the next five years.

We believe that, by building smaller and optimizing efficiencies, we will be able to construct our Liquefaction Facilities significantly faster and more economically than those typically developed in the industry. We expect to construct each liquefaction facility for a total cost (including ancillary logistics infrastructure) of between $750 to $850 million, which implies an anticipated cost of LNG production of approximately $374 per ton. There can be no assurance development costs will not exceed our targets. If we achieve these cost targets, this is considerably more cost-effective than the industry’s published liquefaction costs, which range from $511 to $867 per ton excluding ancillary infrastructure. Each of our Liquefaction Facilities is anticipated to produce approximately 3.6 million gallons of LNG (298,000 MMBtu) per day, or between 2.15 mtpa of LNG.

We constructed the Miami Facility, which commenced commercial operations in 2016, in under 12 months at a cost to build of approximately $70 million. The Miami Facility employs what we believe is one of the largest private ISO container fleets in the world. It has one liquefaction train, with liquefaction production capacity of approximately 100,000 gallons of LNG (8,200 MMBtu) per day and was 95.5% dispatchable during 2017. The facility also has three LNG storage tanks, with total capacity of approximately 1,000 cubic meters. The plant also includes two separate LNG transfer areas capable of serving both truck and rail. We are currently delivering approximately 31,000 gallons of LNG per day from the Miami Facility pursuant to long-term, take-or-pay contracts.

We are in advanced stages of the design, development and permitting for our first Pennsylvania Facility, and we expect it to be substantially complete in the fourth quarter of 2020. We expect our first Pennsylvania Facility to have the capacity to liquefy approximately 3.6 million gallons of LNG (250,000 – 330,000 MMBtu) per day. We have already entered into a 15-year contract to acquire all of the feedgas needed to operate our first Pennsylvania Facility at capacity, with pricing that is generally fixed at $2.50 per MMBtu. Once LNG is produced at this facility, a dedicated tanker truck fleet will transport the LNG to a nearby port. We are in the advanced stages of negotiating a long-term lease for the use of a facility at a port approximately 195 miles away along the Delaware river, and we expect to finalize the lease prior to the completion of this offering. Under such lease, we expect to have the exclusive rights to use such facility for the term of the lease and that LNG will be transferred directly from tanker truck, rail or other non-pipeline means to marine vessel through multiple transloading bays, allowing for simultaneous and continuous operations. From there, our dedicated fleet of marine vessels will be able to transport the LNG to our Terminals and then on to our customers. We are also in the process of developing our second Pennsylvania Facility and expect to begin commercial operations in the first quarter of 2021. We expect to have liquefaction capacity of approximately 7.3 million gallons of LNG per day after the completion of our Pennsylvania Facilities.

At the completion of this offering, we will have committed approximately $2 billion in building and developing our facilities since 2014. Pending completion and commissioning of our liquefiers in development, we expect to continue to supply our downstream customers with LNG and natural gas sourced from a combination of our Miami Facility, which operated at 28% capacity during the first half of 2018, and purchases of LNG on the open market. We are drawing on our experience from the construction and operation of our Miami Facility to optimize the development of our Pennsylvania Facilities.

Our Current Customers

Our downstream customers are, and we expect future customers to be, a mix of power, transportation and industrial users of natural gas and LNG. We seek to substantially reduce our customers’ fuel costs while providing them with a cleaner-burning, more environmentally friendly fuel source. In addition, we also intend to sell power and steam directly to some of our customers.

We seek to enter into long-term, take-or-pay contracts to deliver natural gas or LNG, which generally include targeted pricing of approximately $10.00 per MMBtu. Pricing for any particular customer depends on the size of the customer, purchased volume, the customer’s credit profile, the complexity of the delivery and the infrastructure required to deliver it, and there can be no assurance we will achieve our targeted pricing. In general, the better the credit and larger the size of the user, the lower the contract price of our fuel.

To date, we have contracts, letters of intent or expect to secure contracts in the near term to sell LNG volumes in excess of 9.4 million gallons (777,000 MMBtu) per day, which includes approximately 1.4 million gallons per day currently contracted to downstream customers with a weight average remaining term of 14.3 years. Our operations, which are currently conducted primarily at our Montego Bay Terminal and at our Miami Facility, are currently generating revenue from sales of approximately 400,000 gallons (33,000 MMBtu) per day. Our ambition is to continue to aggressively grow this customer portfolio. We are in active discussions with additional customers who may have significant demand for additional LNG.

Our Jamaica Customers

We have several contracts with government affiliated entities in Jamaica, including contracts with JPS, JPC and Jamalco (the “Jamaica GSAs”) as further described below. The Jamaica GSAs represent 50% of Jamaica’s installed capacity and sales of approximately 919,000 gallons (76,000 MMBtu) of LNG per day. The Jamaica GSAs have remaining terms of at least 20 years, with mutual options to extend, subject to certain conditions.

We refer to the structure of our contracts as “take-or-pay” because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer’s failure to accept all or a part of the contracted volumes or for termination by our customer. Pricing under these contracts generally consists of a fixed fee plus a variable rate, and, in some cases, an additional index price or volume discount. Our contracts also provide for annual inflation-based adjustments and reimbursement for government charges incurred. The aggregate minimum quantities we are required to deliver, and our counterparties are required to purchase, under the Jamaica GSAs initially total approximately 39,973 MMBtu per day.

Bogue Power Plant

We have executed a 22-year agreement to supply JPS’s Bogue Power Plant in Montego Bay, Jamaica with natural gas. The Bogue Power Plant is an approximately 211MW capacity power plant converted to run on natural gas as well as ADO. We believe the Bogue Power Plant is a compelling example of the power of our business strategy.

The plant was originally constructed to burn natural gas, but, because the plant could not procure sufficient amounts of natural gas, the plant has burned ADO in recent years. We provide a comprehensive solution for JPS to use natural gas to power turbines with 145MW power generation capacity at the Bogue Power Plant at prices that are economically attractive compared to ADO in exchange for JPS entering into a long-term, take-or-pay supply agreement with us. Under the terms of the agreement, we ship LNG to Jamaica, regasify it and ultimately deliver natural gas to the Bogue Power Plant. We constructed the Montego Bay Terminal that commenced commercial operations on October 30, 2016. The Montego Bay Terminal has the capacity to store approximately two million gallons of LNG in seven storage tanks. The facility has regasification equipment and a pipeline capable of transporting sufficient natural gas to support approximately up to 250MW of generation capacity.

Old Harbour Power Plant

We have also executed an agreement to supply JPC’s Old Harbour Power Plant in Old Harbour, Jamaica with natural gas and back-up ADO for 20 years. The Old Harbour Power Plant will be an approximately 190MW capacity dual fuel plant owned by JPC.

Similar to our agreement with JPS regarding the Bogue Power Plant, we provide a comprehensive solution to JPC to use natural gas at the Old Harbour Power Plant at prices that are economically attractive relative to distillate fuel alternatives in exchange for JPC entering into a long-term, take-or-pay supply agreement with us. Under the terms of the agreement, we will ship LNG to Jamaica, regasify it and ultimately deliver natural gas to the Old Harbour Power Plant with ADO available as a back-up supply when natural gas is not available. Development has begun at the Old Harbour Terminal and is expected to be completed in the second half of 2018. Upon completion, the Old Harbour Terminal is expected to have the capacity to store up to 33 million gallons of LNG in a floating marine storage unit. The facility will have regasification equipment and a pipeline capable of transporting natural gas to the Old Harbour Power Plant to support approximately 400MW of generation capacity. We have secured binding EPC contracts for substantially all of the projected budget for the Old Harbour Terminal, and construction began in August 2017. We have also secured back-up ADO fuel supply under a contract with Petrojam.

Jamalco Combined Heat & Power Plant

We have also executed a suite of agreements, including a 20 year SSA to supply Jamalco with steam for use in its alumina refinery operations and a 20 year PPA to supply electricity to JPS, to support our development of the CHP Plant. The CHP Plant will be a 150MW capacity power plant and will be fueled by natural gas with the ability to run on diesel as a backup fuel source. We will ship LNG to Jamaica, regasify it at the Old Harbour Terminal and deliver it to the CHP Plant, which will be owned by our wholly owned subsidiary NFE South Power. We have obtained a power generation license for the CHP Plant and we expect construction to be completed by the first quarter of 2020.

Jamaica Industrial End-User Sales

We have entered into multiple long-term contracts to sell LNG directly to industrial end-users in Jamaica. To fulfill the requirements of our end-user customers, we transport LNG through our Jamaica Terminals (either from our Liquefaction Facilities in the United States or from third parties in market purchases) and deliver such LNG directly to customers.

For example, we have entered into a 10-year agreement to supply Red Stripe with LNG to power its brewery operations through Red Stripe’s own CHP facility located on-site at its brewery in Kingston, Jamaica. We constructed the necessary LNG storage and regasification infrastructure “behind the fence” at Red Stripe’s factory in less than three months, and natural-gas powered operations commenced on October 6, 2017. Red Stripe estimates that its conversion to natural gas will save it at least $336,000 per year (not including conversion costs). The agreement with Red Stripe is the first of what we aim to be many such arrangements to supply LNG directly to industrial end-users in Jamaica and elsewhere utilizing our end-to-end, fully integrated LNG supply network.

Other Contracts

In September 2018, we amended and restated our GSA with an affiliate of Chesapeake Energy Corporation (“Chesapeake”) to provide for the delivery of natural gas to our Pennsylvania Facilities. Deliveries will commence once the first Pennsylvania Facility has completed commissioning and testing and is capable of receiving the minimum volume of gas. The initial contract term is 15 years and we will purchase gas from Chesapeake at a price equal to a fixed fee plus a variable rate, subject to a minimum volume.

Growth Opportunities and Track Record

As the world continues to electrify and demand for power grows, we believe that countries will continue to look to natural gas as a viable, efficient, cost-effective and more environmentally friendly fuel. With a potential 3.75 billion LNG-gallon-per-day addressable market created by the approximately 1.5 million MW of new power expected to be needed by 2040, according to Exxon Mobil’s 2017 Outlook on Energy, we see multiple opportunities for our business to grow.

Proven Ability to Execute. We are confident in our ability to execute and scale our business model to support our expected growth because we have a successful track record of infrastructure project development. We developed, constructed and commissioned our Miami Facility, a 100,000 gallon-per-day (8,300 MMBtu) liquefier in Miami-Dade County, Florida, in under 12 months. This liquefier includes two truckloading bays capable of loading LNG tank trucks at 200 gallons-per-minute per truck, and through which we currently service our South Florida customers. We also ship ISO tankers by rail to Port Everglades for shipment to customers in the Bahamas and Barbados. We followed our Miami Facility by designing, permitting, constructing and commissioning our Montego Bay Terminal in under 14 months. This terminal is equipped with 7,000 cubic meters (2 million gallons) of on-land storage, has a direct pipeline connection to JPS’s 145MW turbines at the Bogue Power Plant, and has two truckloading bays for deliveries to on-island customers. We also expect to commission our Old Harbour Terminal starting in December 2018. Construction is complete, and we expect our chartered FSRU to arrive in the fourth quarter 2018. When operational, the Old Harbour Terminal will service a new 190MW power plant operated by JPC and a new 94MW plant that we have begun constructing at Jamalco. These projects demonstrate our proven ability to design, construct and commission large and complex infrastructure projects on accelerated timeframes and encompassing a broad range of operations – liquefaction, logistics, onshore terminals, offshore terminals, pipeline connections, marine assets and integrated power generation assets.

Growth Opportunity — Africa. In Sub-Saharan Africa, 590 million people, or 57% of the population, lack access to electricity. As a result, power generation on the continent is anticipated to more than double to 253GW by 2030. Natural gas consumption is expected to grow by nearly 150% over this timeframe, outpacing nearly every other fuel. We recognize the immense opportunity that Africa affords and are opening our first office in Ghana in late 2018. We have engaged with multiple local counterparties, and we anticipate deploying meaningful capital in African projects in the future.

Business Strategies

Our primary business objective is to provide superior returns to our shareholders as a vertically integrated energy infrastructure company. We intend to accomplish this objective by implementing the following strategies:

•	Continue to develop LNG liquefaction and distribution facilities. We currently procure our LNG either by purchasing it on the open markets in amounts sufficient to service our customers’ needs or by manufacturing it in our Miami Facility. Following this offering, we intend to continue to develop the infrastructure necessary to supply our existing and future customers with LNG produced primarily at our facilities, including our Pennsylvania Facilities. We expect that ownership of this vertical supply chain, from fixed-price gas procurement to liquefaction to delivery of LNG, will reduce our (and our customers’) future LNG price variations, thereby reinforcing our competitive standing in the LNG market.
•	Expand our LNG distribution business. Our sales and marketing team seeks to identify utilities, transportation companies and industrial end-users who may view natural gas or LNG as a potentially compelling alternative to traditional distillate fuels and enter into long-term, take-or-pay contracts for our products and services. Following entry into these agreements, we intend to develop the necessary infrastructure to deliver natural gas or LNG directly to the consumer in readily usable form and, in the case of power generation or steam production, to produce and deliver the required quantities of power or steam. Our comprehensive infrastructure and management services and our experience as a first mover in the Atlantic Basin should allow us to expand our footprint in the Atlantic Basin and beyond to new customers as demand for alternatives to traditional energy sources continues to expand. Following this offering, we intend to expand our footprint and enhance our service offerings to our current customers while developing relationships with new customers.
•	Develop gas-fired power generation assets. We believe that developing and constructing our own gas-fired power generation assets is a compelling growth strategy for our company. We are currently developing the CHP Plant in Clarendon, Jamaica, from which we expect to supply electricity to JPS under a long-term contract. Because we intend to control the entire “spark spread” from upstream production to delivery of electricity to a customer or grid, we are able to capture economic value in a way a traditional power producer likely cannot. For example, the cost of fuel is a pass-through for most power producers. Because we would supply these power plants with our own LNG and natural gas, we capture fuel economics which can be significant.
•	Continue to build-out our Caribbean infrastructure. Our take-or-pay GSAs and SSAs with electric utilities and industrial end-users in Jamaica provide us with the opportunity for stable, long-term contracted cash flows. In order to service these contracts efficiently and cost effectively, we have begun to develop the necessary assets and infrastructure in Jamaica. Following this offering, we intend to develop and optimize our Caribbean infrastructure to provide natural gas, LNG, steam or electricity in readily usable form directly to our customers in Jamaica and other places in the Caribbean, such as Puerto Rico. Beyond these prospects, we intend to selectively identify and market our services to energy customers who view natural gas or LNG as a compelling alternative to other fuel sources that will allow us to further expand our footprint.

•	Maintain financial strength and flexibility. We will seek to maintain a conservative balance sheet, which will allow us to better react to our customers’ changing needs. As of the closing of this offering, we expect to have $ in total assets (including $ in cash and cash equivalents) and $ of total indebtedness outstanding. We believe this low leverage and cash position, along with our cash flows from operations will provide us with sufficient liquidity to execute on the business strategies discussed above.

Competitive Strengths

We believe we are well positioned to achieve our primary business objectives and execute our business strategies based on the following competitive strengths:

•	Comprehensive energy solution creates new customer base. We offer our customers a comprehensive energy solution. We provide the infrastructure and manage the logistics necessary to deliver natural gas or LNG directly to our customers in amounts tailored to their consumption needs. In addition, we offer to construct or convert power generation assets to burn natural gas, thereby producing cleaner and cheaper electricity. By offering a comprehensive solution, we believe we can prompt meaningful numbers of significant energy consumers—such as power utilities, railroads, ships, mining and other industrial operations—looking for a better alternative to oil to convert to natural gas and enter into contracts with us.
•	Demonstrated ability to execute. The success of our business strategy and its benefit to our customers is demonstrated by our proven ability to secure long-term, take-or-pay contracts. Our Montego Bay Terminal and related infrastructure (operational since October 30, 2016) has enabled JPS to use natural gas at the Bogue Power Plant, rather than rely on ADO, at prices that are competitive with ADO. We have also entered into a long-term, take-or-pay contract with JPC to supply the Old Harbour Power Plant with LNG, a 20-year SSA to supply Jamalco with steam for use in its alumina refinery operations, and a 20-year PPA to supply electricity to the Jamaica power grid from our CHP Plant in Clarendon, Jamaica.
•	Economically and environmentally attractive product. We believe natural gas is a cheaper, cleaner and thus superior alternative energy source to traditional oil-based fuels. According to our internal estimates, on an energy equivalent basis using recent pricing, natural gas provides meaningfully more energy per dollar spent compared to diesel. Importantly, natural gas is also an environmentally cleaner fuel source compared to oil. In a June 2015 study, the U.S. Energy Information Administration conducted an analysis to compare the amount of carbon dioxide emissions per unit of energy output among fossil fuels, including oil, and found that natural gas produces the lowest amount of carbon dioxide of all fossil fuels in the study. Natural gas’s attributes, coupled with an increased focus on economics and the environment, make it a compelling energy source for many energy consumers.
•	Scalable infrastructure can drive margin expansion. Our Jamaica Terminals, CHP Plant and other infrastructure position us to deliver natural gas to additional islands throughout the Atlantic Basin and beyond. We believe we can augment our existing infrastructure by investing limited amounts of additional capital to expand uses with our largest customers and to secure new customers at favorable margins. We expect that significant expansion of our liquefaction capabilities and our delivery logistics chain through the development, ownership and operation of the Pennsylvania Facilities, together with the current operations at the Miami Facility, will enable us to supply our existing and future customers with LNG produced primarily at our own Liquefaction Facilities and will help to reduce the risk of future LNG price variations.

Competition

In marketing LNG and natural gas, we compete for sales of LNG and natural gas with a variety of competitors, including: major integrated marketers who have large amounts of capital to support their marketing operations and offer a full-range of services and market numerous products other than natural gas; producer marketers who sell their own natural gas production or the production of an affiliated natural gas production company; small geographically focused marketers who focus on marketing natural gas for the geographic area in which their affiliated distributor operates; and aggregators who gather small volumes of natural gas from various sources, combine them and sell the larger volumes for more favorable prices and terms than would be possible selling the smaller volumes separately.

However, we do not expect to experience significant competition for our LNG logistics services with respect to the Jamaica Terminals because we have entered into fixed GSAs with JPS and JPC for the Jamaica Terminals. If and when we have to replace our agreements with JPS or JPC, we may compete with other then-existing LNG logistics companies for these customers.

There are no other liquefaction terminals currently in operation in south Florida. However, a number of plants are currently under development in the region that could compete with our Miami Facility.

In purchasing LNG as part of our logistics business, we will compete for supplies of LNG with:

•	large, multinational and national companies with longer operating histories, more development experience, greater name recognition, larger staffs and substantially greater financial, technical and marketing resources;
•	oil and gas producers who sell or control LNG derived from their international oil and gas properties; and
•	purchasers located in other countries where prevailing market prices can be substantially different from those in the United States.

Government Regulation

Our LNG infrastructure is and operations are subject to extensive regulation under federal, state and local statutes, rules, regulations and laws, as well as foreign regulations and laws. These laws require, among other things, consultations with appropriate federal, state and other agencies and that we obtain, maintain and comply with applicable permits, approvals and other authorizations for the siting and conduct of our business. These regulatory requirements increase our costs of operations and construction, and failure to comply with such laws could result in consequences such as substantial penalties and/or the issuance of administrative orders to cease or restrict operations until we are in compliance.

DOE Export

The DOE issued orders authorizing us, through our subsidiary, American LNG Marketing or its designee, to export up to a combined total of the equivalent of 60,000 mtpa (approximately 3.02 Bcf/yr) of domestically produced LNG by tanker from the Miami Facility to FTA countries for a 20-year term and to non-FTA countries for a 20-year term under contracts with terms of two years or longer. The 20-year term of the authorizations commenced on February 5, 2016, the date of first export from the Miami Facility. The DOE has also authorized American LNG Marketing to export LNG from the Miami Facility to FTA and non-FTA countries under short-term (less than two years) agreements or on a spot cargo basis. Any LNG exported under the short-term authorization would be counted toward the quantity authorized under the long-term authorizations. These authorizations from the DOE are only applicable to exports of LNG produced at our Miami Facility, and exports of LNG from a liquefaction facility other than the Miami Facility (such as the Pennsylvania Facilities) to FTA and/or non-FTA countries will require us to obtain new authorizations from the DOE.

Exports of natural gas to FTA countries are “deemed to be consistent with the public interest” and authorization to export LNG to FTA countries shall be granted by the DOE without “modification or delay.” FTA countries which import LNG now or will do so in the near future include Chile, Mexico, Singapore, South Korea and the Dominican Republic. Exports of natural gas to non-FTA countries are considered by the DOE in the context of a comment period whereby interveners are provided the opportunity to assert that such authorization would not be consistent with the public interest.

Pipelines and Hazardous Materials Safety Administration

Many LNG facilities are also subject to regulation by the DOT, through the PHMSA; PHMSA has established requirements relating to the design, installation, testing, construction, operation, replacement and management of “pipeline facilities,” which PHMSA has defined to include LNG facilities that liquefy, store, transfer, or vaporize natural gas transported by pipeline in interstate or foreign commerce. PHMSA has promulgated detailed, comprehensive regulations governing LNG facilities under its jurisdiction at Title 49, Part 193 of the United States Code of Federal Regulations. These regulations address LNG facility siting, design, construction, equipment, operations, maintenance, personnel qualifications and training, fire protection and security. Variances from these regulations may require obtaining a special permit from PHMSA, the issuance of which is subject to public notice and comment and consultation with other federal agencies, which could result in delays, perhaps substantial in length, to the construction of our facilities where such variances are needed; additionally, PHMSA may condition, revoke, suspend or modify the special permits it issues.

In recent years, PHMSA’s regulation of pipeline facilities has become more stringent. For example, in March 2016, the PHMSA released a comprehensive proposed rulemaking concerning gas pipeline safety that, if adopted, would, among other things, regulate many currently-unregulated gathering lines in rural areas, expand the integrity management requirements beyond “High Consequence Areas” to apply to gas pipelines in newly-defined “Moderate Consequence Areas,” and require pressure testing of many formerly-grandfathered pipelines in place before 1970 to determine their maximum allowable operating pressures. In January 2017, PHMSA issued a pre-publication version of a final rule that amends its pipeline safety regulations for the design, construction, testing, operation and maintenance of hazardous liquids pipelines. Although the Trump Administration has not yet taken any action to finalize these proposed rules, they remain pending. Similar to these efforts, PHMSA’s regulation of LNG facilities could become more stringent in the future.

Environmental Regulation

Our LNG infrastructure and operations are subject to various international, federal, state and local laws and regulations as well as foreign laws and regulations relating to the protection of the environment, natural resources and human health. These environmental laws and regulations may require the installation of controls on emissions and structures to prevent or mitigate any potential harm to human health and the environment. These laws and regulations may also lead to substantial penalties for noncompliance and substantial liabilities for incidents arising out of the operation of our facilities. Many of these laws and regulations restrict or prohibit the types, quantities and concentration of substances that can be released into the environment and can lead to substantial civil and criminal fines and penalties for non-compliance.

Clean Air Act

Our LNG infrastructure is subject to the federal CAA and comparable state and local laws. We may be required to incur certain capital expenditures over the next several years for equipment to control air emissions as a condition to maintaining or obtaining permits and approvals. Alternatively, we may be required to restrict or limit the amount of LNG we produce or ship in order to obtain or maintain a permit. We do not believe, however, that our operations, or the construction and operations of our Liquefaction Facilities, will be materially and adversely affected by any such requirements.

In 2009, the EPA promulgated and finalized the Mandatory Greenhouse Gas Reporting Rule for multiple sections of the economy. This rule requires mandatory reporting of GHG emissions from stationary fuel combustion sources as well as all fugitive emissions throughout LNG infrastructure. From time to time, Congress has considered proposed legislation directed at reducing GHG emissions, and the EPA has defined GHG emissions thresholds for requiring certain permits for new and existing industrial sources. In addition, many states have already taken regulatory action to monitor and/or reduce emissions of GHGs, primarily through the development of GHG emission inventories or regional GHG cap and trade programs. It is not possible at this time to predict how future regulations or legislation may address GHG emissions and impact our business. However, future regulations and laws could result in increased compliance costs or additional operating restrictions and could have a material adverse effect on our business, financial position, operating results and cash flows.

Coastal Zone Management Act (“CZMA”)

LNG infrastructure may be subject to the review and requirements of the CZMA when facilities are located within the coastal zone. The CZMA is administered by the states (in Florida, via the Florida Coastal Management Program, which is coordinated by the Florida Department of Environmental Protection). This program is implemented to ensure that impacts to coastal areas are consistent with the intent of the CZMA and each state’s respective CZMA-authorized program to manage the coastal areas.

Clean Water Act

Our LNG infrastructure is also subject to the federal CWA and analogous state and local laws. The CWA imposes strict controls on the discharge of pollutants into the waters of the United States, including discharges of wastewater and storm water runoff and fill/discharges into waters of the United States. Permits must be obtained prior to discharging pollutants into state and federal waters and before constructing infrastructure that requires the dredging and filling of waters of the United States. The CWA is administered by the EPA, the U.S. Army Corps of Engineers (“USACE”) and by the states via the applicable state agency.

We are required to comply with numerous other federal, state and local environmental, health and safety laws and regulations in addition to those previously discussed. These additional laws include, for example, the Rivers and Harbors Act, the federal Resource Conservation and Recovery Act and comparable state statutes, the Endangered Species Act, the National Historic Preservation Act and the Emergency Planning and Community Right-to-Know Act.

Moreover, our current operations and future projects may be subject to additional federal permits, orders, approvals and consultations required by other federal agencies under these and other statutes, including the DOE, Advisory Council on Historic Preservation, the USACE, U.S. Department of Commerce, National Marine Fisheries Services, U.S. Department of the Interior, U.S. Fish and Wildlife Service, the EPA and U.S. Department of Homeland Security. In addition, federal permitting processes may trigger the requirements of NEPA, which requires federal agencies to evaluate major agency actions that have the potential to significantly impact the environment. State permitting regimes may require similar consultations with applicable state-level agencies and/or the preparation of a similar assessment of environmental impacts pursuant to state law.

Additional federal permits that may be required to conduct our current operations or pursue future projects include, for example, a USACE Section 404 permit under the CWA and a Section 10 of the Rivers and Harbors Act Permit, a Title V Operating Permit under the CAA, a Prevention of Significant Deterioration Permit under the CAA and, where applicable, Federal Aviation Administration determinations or approvals relating to certain ground construction activities.

Other local laws and regulations, including local zoning laws and fire protection codes, may also affect where and how we operate.

The costs of compliance with these requirements are not expected to have a material adverse effect on our business, financial condition or results of operations.

Environmental Regulation in Ireland

LNG deliveries, storage, regasification and use are extensively regulated in Ireland. Ireland regulates these operations at a national and local level through organic legislation and an array of permits. Ireland’s National Planning Board is the primary regulator for planning and construction, while the Irish Environmental Protection Agency issues industrial emissions licenses that regulate environmental and operational permitting. Safety regulation in Ireland is regulated pursuant to the Control of Major Accidents regime, which sets out various safety criteria that the LNG facility must meet. We are in the process of applying for all necessary permits to build and complete the Ireland Terminal. The issuance of many of these permits will be subject to administrative or judicial challenges, including by non-governmental groups that act on behalf of citizens. For example, in September 2018, an Irish non-governmental organization filed a judicial challenge to the extension of a planning permission associated with our Ireland Terminal, which could delay or protract the process for obtaining and implementing this permission. While we believe that the extension was properly issued, it is not clear how Ireland’s High Court will rule on such a challenge, or whether the ruling of the High Court will be subject to any further appeal.

Environmental Regulation in Mexico

Mexican law comprehensively regulates all aspects of the receipt, delivery, storage, re-vaporization of LNG as well as the generation and transmission of electricity. Various federal agencies in Mexico regulate these activities, including the Environment, Natural Resources & Fisheries Ministry and the Agency for Safety, Energy & Environment, which issues permits for all activities associated with the use of fossil fuels. State and local agencies also regulate these activities, issuing permits and authorizing the use of property for such purposes. In order to be able to obtain various permits for operations under Mexican law, the project must first complete environmental and social impact analyses according to the requirements of Mexican law. Each such impact analysis is subject to further appeal. Mexican law allows the governmental entities and, in certain cases, individuals to pursue claims against violators of environmental laws or permits issued pursuant to such laws.

U.S. and International Maritime Regulations of LNG Vessels

IMO is the United Nations agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO govern the shipping of our LNG cargoes and the operations of any vessels we use in our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.

Vessels that transport gas, including LNG carriers, are also subject to regulation under various international programs such as the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the “IGC Code”) published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. The completely revised and updated IGC Code entered into force on January 1, 2016, with an implementation/application date of July 1, 2016. The amendments were developed following a comprehensive five-year review and are intended to take into account the latest advances in science and technology. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. MARPOL regulates air emissions through Annex VI regulations for the Prevention of Air Pollution from Ships (“Annex VI”), entered into force on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks and incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances.

Additionally, more stringent emission standards apply in coastal areas designated as ECAs, such as the U.S. and Canadian coastal areas, which are designated by the Marine Environment Protection Committee. Effective August 1, 2012, certain coastal areas of North America were designated ECAs. Furthermore, as of January 1, 2014, portions of the U.S. Caribbean Sea were designated ECAs. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.1% sulfur limit in areas of the Baltic Sea, North Sea, North America, and U.S. Caribbean Sea that are ECAs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The North Sea and Baltic Sea have been formally designated as ECAs for nitrogen oxides effective January 1, 2021. U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

We transact with leading vessel providers in the LNG industry and look to them to ensure that each of our chartered vessels is in compliance with applicable international and in-country requirements. Nevertheless, the IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

LNG and Natural Gas Marketing Governmental Regulation

Commodity Futures Trading Commission

The Dodd-Frank Act provides for federal regulation of the OTC derivatives market and entities, such as us, that participate in that market. The regulatory regime created by the Dodd-Frank Act is designed primarily to (1) regulate certain participants in the swaps markets, including entities falling within the categories of “Swap Dealer” and “Major Swap Participant,” (2) require clearing and exchange trading of certain classes of swaps as designated by the CFTC, (3) increase swap market transparency through robust reporting and recordkeeping requirements, (4) reduce financial risks in the derivatives market by imposing margin or collateral requirements on both cleared and, in certain cases, uncleared swaps, (5) provide the CFTC with expanded authority to establish position limits on certain swaps and futures products as it finds necessary and appropriate, and (6) otherwise enhance the rulemaking and enforcement authority of the CFTC and the SEC regarding the derivatives markets. As required by the Dodd-Frank Act, the CFTC, the SEC and other regulators have been promulgating rules and regulations implementing the regulatory provisions of the Dodd-Frank Act, although neither the CFTC nor the SEC has yet adopted or implemented all of the rules required by the Dodd-Frank Act. In addition, the CFTC and its staff regularly issue rule amendments and guidance, policy statements and letters interpreting or taking no-action positions, including time-limited no action positions, regarding the derivatives provisions of the Dodd-Frank Act and the rules of the CFTC under these provisions.

A provision of the Dodd-Frank Act requires the CFTC, in order to diminish or prevent excessive speculation in commodity markets, to adopt rules, as it finds necessary and appropriate, imposing new position limits on certain futures contracts, options contracts and economically equivalent physical commodity swaps and on OTC swaps that perform a significant price discovery function with respect to certain markets. In that regard, the CFTC has proposed position limits rules that would modify and expand the applicability of position limits on the amounts of certain core futures contracts and economically equivalent futures contracts, options contracts and swaps for or linked to certain physical commodities, including Henry Hub natural gas, that market participants may hold, subject to limited exemptions for certain bona fide hedging and other types of transactions. It is uncertain at this time whether, when and in what form the CFTC’s proposed new position limits rules may become final and effective.

Pursuant to rules adopted by the CFTC, six classes of OTC interest rate and credit default swaps must be cleared through a derivatives clearing organization and executed on an exchange or swap execution facility. The CFTC has not yet proposed to designate any other classes of swaps, including swaps relating to physical commodities, for mandatory clearing, but could do so in the future. Although we expect to qualify for the “end-user exception” from the mandatory clearing and exchange-trading requirements applicable to any swaps that we enter into to hedge our commercial risks, the mandatory clearing and exchange-trading requirements may apply to other market participants, including our counterparties (who may be registered as Swap Dealers), with respect to other swaps, and the application of such rules may change the cost and availability of the swaps that we use for hedging.

As required by provisions of the Dodd-Frank Act, the CFTC and federal banking regulators have adopted rules to require Swap Dealers and Major Swap Participants, including those that are regulated financial institutions, to collect initial and variation margin with respect to uncleared swaps from their counterparties that are financial end-users, registered Swap Dealers or Major Swap Participants. These rules do not require collection of margin from commercial end-users who qualify for the end-user exception from the mandatory clearing requirement or certain other counterparties. We expect to qualify as such a commercial end-user with respect to the swaps that we enter into to hedge our commercial risks. However, the Dodd-Frank Act’s swaps regulatory provisions and the related rules may also adversely affect our existing derivative contracts and restrict our ability to monetize such contracts, cause us to restructure certain contracts, reduce the availability of derivatives to protect against risks or to optimize assets, adversely affect our ability to execute our hedging strategies and impact the liquidity of certain swaps products, all of which could increase our business costs.

Under the Commodity Exchange Act as amended by the Dodd-Frank Act, the CFTC is directed generally to prevent manipulation, including by fraudulent or deceptive practices, in two markets: (1) physical commodities traded in interstate commerce, including physical energy and other commodities, as well as (2) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-manipulation and anti-disruptive trading practices regulations that prohibit, among other things, manipulative or deceptive schemes in the physical commodities, futures, options and swaps markets. Should we violate these laws and regulations, we could be subject to a CFTC enforcement action and material penalties, possibly resulting in changes in the rates we can charge.

European Market Infrastructure Regulation

EMIR is a European Union (“EU”) regulation designed to increase the stability of the OTC derivative markets throughout the EU member states. EMIR regulates OTC derivatives, central counterparties and trade repositories and imposes requirements for certain market participants with respect to derivatives reporting, clearing and risk mitigation. In addition, certain market participants are subject to a central counterparty clearing obligation and collateral requirements. All non-cleared derivatives require risk management, including timely confirmations of transactions, portfolio reconciliation, portfolio compression (when there exist 500 or more OTC derivatives outstanding with a counterparty) and dispute resolution. In addition, standards for the imposition of margin requirements under EMIR were proposed in June 2015, under which the exchange of initial and variation margin in respect of certain non-cleared derivatives would be required, including from non-financial counterparties that are above the EMIR clearing threshold for the class of derivatives involved. Further, for non-cleared derivatives, outstanding contracts must be marked to market value daily or marked to model where conditions necessitate. Other EMIR risk management requirements for non-cleared derivatives are being considered, but those requirements have yet to be finalized.

Under EMIR, covered entities must report all derivatives concluded and any modification or termination of a derivative to a registered or recognized trade repository within one business day of the transaction. Records related to derivatives must be retained for at least five years following termination.

Regulation on Wholesale Energy Market Integrity and Transparency

REMIT is an EU regulation that prohibits market manipulation and insider trading in European wholesale energy markets and imposes various obligations on participants in these markets. REMIT requires persons who enter into transactions, including the placing of orders to trade, in one or more wholesale energy markets in the EU to notify the applicable national regulatory authority (“NRA”) of suspected breaches and implement procedures to identify breaches. All market participants, such as us, must disclose inside information and cannot use inside information to buy or sell wholesale energy products for their own account or on behalf of a third party, directly or indirectly, induce others to buy or sell wholesale energy products based on inside information, or disclose such inside information to any other person except in the normal course of employment. Market participants must also register with the relevant NRA (the Office of Gas and Electricity Markets is the NRA in the United Kingdom) and provide a record of wholesale energy market transactions to the European Agency for the Cooperation of Energy Regulators (“ACER”) and information on capacity and utilization for production, storage, consumption or transmission.

Market participants and third parties acting on their behalf are required to report transactions in wholesale energy contracts admitted to trading at organized market places and fundamental data from the European Network of Transmission System Operators for Electricity central information transparency platforms to ACER. Additional records of transactions and fundamental data with respect to the remaining wholesale energy contracts (OTC standard and non-standard supply contracts and transportation contracts) and reportable fundamental data from transmission system operators, storage system operators and LNG system operators had to be provided to ACER as of April 7, 2016.

Markets in Financial Instruments Directive and Regulation (“MiFID II”)

MiFID II refers to an EU directive and regulation (together with supplementary delegated acts) that came into effect on January 3, 2018. Under the current regulatory regime, set out in the Markets in Financial Instruments Directive (“MiFID”), we are exempt from needing authorization of any commodity derivative trading activities. MiFID II will narrow the scope of exemptions currently available under MiFID and broaden the directive’s application to the trading of MiFID commodity derivatives that can be physically settled and are traded on an organized trading facility, in addition to those that are traded on regulated markets or multilateral trading facilities.

To the extent that we trade on our own account in MiFID commodity derivatives after MiFID II comes into force, we expect to be able to do so without requiring (i) authorization from any competent authority in the European Union or (ii) (if and when available) registration with the European Securities and Markets Authority (“ESMA”) as a third country firm by relying, if needed by the relevant licensing laws of the EU jurisdictions in which our counterparties are based, on the “ancillary activity” exemption under MiFID II on the basis that (1) such activity is ancillary to our main business, when considered on a group basis, and that main business is not the provision of investment services or market making in relation to MiFID commodity derivatives; (2) we do not apply a high-frequency algorithmic trading technique; and (3) (if required to do so) we notify the relevant competent authority on an annual basis that we are relying on this exemption and, upon request, report the basis upon which we fall within the exemption. If, however, (x) no general exemption is available to us in the relevant EU jurisdiction in which any of our counterparties are based, (y) we are unable to meet the ancillary activity exemption, and (z) no other MiFID II exemption is available to us, we will need to become either authorized by the appropriate EU competent authority or (if applicable) register with ESMA as a third country firm in order to trade on our own account in MiFID commodity derivatives. Authorization by an EU competent authority would require our compliance with a variety of prudential and conduct of business rules.

Further, if we were to become authorized under MiFID II, we would be deemed to be a financial counterparty (instead of a non-financial counterparty that is not subject to the EMIR clearing obligation) for the purpose of EMIR. This may require us to clear relevant OTC derivative contracts through a central counterparty and subject us to additional reporting obligations and risk mitigation requirements under EMIR, including collateral exchange and marking transactions either to market or to an approved model.

Irrespective of whether we are required to be authorized or registered under MiFID II we will be directly and indirectly impacted by MiFID II’s commodity derivatives position limits and position reporting requirements which include powers given to EU competent authorities to require persons to reduce their commodity derivatives positions.

Market Abuse Regulation (“MAR”)

MAR, which came into effect on July 3, 2016, updated and strengthened the previous EU market abuse framework by extending its scope to new markets and by introducing new requirements. MAR’s scope was extended to MiFID financial instruments traded on an EU multilateral trading facility and (with effect from MiFID II implementation on January 3, 2018) on an EU organized trading facility as well as other financial instruments the price or value of which depends on, or has an effect on the price or value of financial instruments. The previous EU market abuse framework applied only to financial instruments admitted to trading on formally designated EU regulated markets and their related financial instruments. Further, MAR extends the EU market abuse framework to include behavior in relation to certain EU emission allowances and to certain spot commodity contracts. MAR effectively prohibits market abuse concerning relevant EU securities, derivatives, emission allowance products and certain spot commodity markets. This includes (i) the prohibition of trading in MiFID financial instruments on the basis of inside information, (ii) the improper disclosure of inside information relating to MiFID financial instruments, emission allowances or certain spot commodity contracts and (iii) the manipulation of prices of MiFID financial instruments, certain auctioned emission allowance products and certain spot commodity contracts using a number of prohibited behaviors or techniques.

Local Partners

One of our subsidiaries, Atlantic Distribution Holdings SRL, has entered into a partnership framework agreement, dated as of August 23, 2017 (the “PFA”), with DevTech Environment Limited (“DevTech”). We have partnered with DevTech to pursue strategic investment opportunities related to energy, transportation and infrastructure projects in Jamaica with a total projected cost of development, construction or acquisition of no more than $5 million per project.

Pursuant to the terms of the PFA, when we make an investment related to services provided by DevTech, DevTech will receive 10% of the equity capital in the new investment in exchange for a capital contribution in that proportion. In addition, DevTech will receive profits interests entitling DevTech to 5% of all future distributions once the parties have received a return on the investment equal to their capital contributions.

Customers

Because of our limited operating history and stage of development, a limited number of customers currently represent a large percentage of our income. During 2017, JPS accounted for more than 10% of our revenues.

Seasonality

Activity in the Caribbean is often lower during the North Atlantic hurricane season of June through November, although following a hurricane, activity may decrease as there may be business interruptions as a result of damage or destruction to our facilities or the countries in which we operate. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Our Insurance Coverage

We maintain customary insurance coverage for our business and operations. Our domestic insurance related to property, equipment, automobile, general liability, and workers’ compensation is provided through policies customary for the business and exposures presented, subject to deductibles typical in the industry. Internationally, we also maintain insurance related to property, equipment, automobile, general liability, and the portion of workers’ compensation not covered under a governmental program and are in the process of obtaining environmental liability insurance.

We maintain risk property insurance, including windstorm and flood, related to the operation of the Miami Facility and builders risk insurance at the Montego Bay Terminal. We also maintain pollution liability insurance in the U.S. and other policies in the U.S. and outside of the U.S. customary for our industry.

Legal Proceedings

In the ordinary course of business, various legal and regulatory claims and proceedings are pending or threatened against us. While the amounts may be substantial, we are unable to predict with certainty the ultimate outcome of such claims and proceedings. We believe that the ultimate outcome of any matter currently pending will not materially affect our business, financial condition, liquidity or results of operations.

Our Employees

We had 147 full-time employees as of September 30, 2018.

MANAGEMENT

Management of New Fortress Energy LLC

Upon consummation of this offering our operating agreement will provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors currently consists of two directors. Our board of directors will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2020, 2021 and 2022, respectively. All officers serve at the discretion of the board of directors.

Upon consummation of this offering, we will have     directors. We expect our board of directors to determine that Messrs.         will qualify as independent directors under the corporate governance standards of NASDAQ.

Our operating agreement does not provide for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding voting shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors. New Fortress Energy Holdings’ beneficial ownership of greater than 50% of our voting shares means New Fortress Energy Holdings will be able to control matters requiring shareholder approval, which includes the election of directors.

In evaluating director candidates, our board of directors will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors

The following table shows information for our executive officers and directors upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and our executive officers also serve as executive officers of New Fortress Energy Holdings.

Name	Age	Position
Wesley R. Edens	57	Chief Executive Officer, Director
Christopher S. Guinta	35	Chief Financial Officer
Michael J. Utsler	62	Chief Operating Officer
Randal A. Nardone	63	Director
C. William Griffin	67	Director Nominee
John J. Mack	73	Director Nominee
Matthew Wilkinson	37	Director Nominee
David J. Grain	56	Director Nominee

Wesley R. Edens— Mr. Edens has been our Chief Executive Officer and a member of our board of directors since August 2018. He is the Co-Chief Executive Officer of Fortress and has been a member of the board of directors of Fortress since November 2006. Mr. Edens has been a member of the Management Committee of Fortress since co-founding Fortress in May 1998. Fortress Equity Partners (A) LP, a private equity fund managed by an affiliate of Fortress, currently owns a substantial majority of the equity of New Fortress Energy Holdings. Mr. Edens is responsible for oversight of Fortress’ private equity and publicly traded alternative investment businesses. He is the Chairman of the board of directors of each of New Media Investment Group Inc. (a publisher of print and online media), New Senior Investment Group Inc. (a real estate investment trust with a diversified portfolio of senior housing properties located across the United States), and Drive Shack Inc. (an owner and operator of golf-related leisure and entertainment business). He is a director of Mapeley Limited (a large full service real estate outsourcing and investment company in the United Kingdom).

Mr. Edens previously served on the board of the following publicly traded companies and registered investment companies: OneMain Holdings, Inc. (a leading consumer finance company) from November 2010 to

June 2018, Fortress Transportation and Infrastructure Investors LLC (which owns and acquires high quality infrastructure and equipment essential for the transportation of goods and people globally) from May 2015 to May 2016; Intrawest Resorts Holdings Inc. (a resort and adventure company) from January 2014 to July 2017; Gaming and Leisure Properties, Inc. (an owner and operator in the gaming and racing industry) from October 2013 to October 2016; Nationstar Mortgage Holdings Inc. (a residential mortgage loan originator and servicer) from 2012 to July 2016; New Residential (a real estate investment trust primarily focused on investing in residential real estate related assets) from April 2013 to May 2016; Brookdale Senior Living Inc., from September 2005 to June 2014; GAGFAH S.A. from September 2006 to June 2014; PENN National Gaming Inc. from October 2008 to November 2013; GateHouse Media Inc. from June 2005 to November 2013; Aircastle Limited from August 2006 to August 2012; RailAmerica Inc. from November 2006 to October 2012; Eurocastle Investment Limited, from August 2003 to November 2011; Whistler Blackcomb Holdings Inc., from October 2010 to November 2012; Fortress Registered Investment Trust, from December 1999 until deregistered with the SEC in September 2011; and FRIT PINN LLC, from November 2001 until deregistered with the SEC in September 2011.

Prior to co-founding Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc. (an investment management firm), where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers.

Mr. Edens’ extensive credit, private equity finance and management expertise, extensive experience as an officer and director of public companies and his deep familiarity with our Company led the Board to conclude that Mr. Edens should serve as a director.

Christopher S. Guinta— Mr. Guinta has been our Chief Financial Officer since August 2018, and the Chief Financial Officer of New Fortress Energy Holdings since April 2017. Prior to joining NFE, Mr. Guinta served as Chief Financial Officer of Ranger Offshore Inc. from November 2011 to April 2017. Prior to Ranger, Mr. Guinta served as an associate at SunTx Capital Partners from April 2009 to November 2011. Before joining SunTx Capital Partners, Mr. Guinta served as an associate at Citi Capital Markets in the Investment Banking Division. Mr. Guinta graduated from The University of Texas at Austin with a Bachelor of Business Administration and a Masters in Professional Accounting.

Michael J. Utsler— Mr. Utsler has been our Chief Operating Officer since October 2018. Mr. Utsler has over 35 years of experience in the energy industry. Prior to joining us, Mr. Utsler served as Chief Operating Officer of Woodside Energy Ltd. from December 2013 to October 2018. Prior to Woodside Energy Ltd., Mr. Utsler served in various roles for BP p.l.c. (“BP”) from January 1999 to November 2013, including most recently as Chief Operating Officer and President of the BP Gulf Coast Restoration Organization from August 2010 to November 2013. Before BP, Mr. Utsler served in various roles for Amoco Corporation from 1978 to 1998. Mr. Utsler received a Bachelor of Science degree in Petroleum Engineering from The University of Oklahoma.

Randal A. Nardone— Mr. Nardone has been a member of our board of directors since August 2018. He has also been a member of the board of directors of Fortress since November 2006 and has been a member of the Management Committee of Fortress since he co-founded it in 1998. Mr. Nardone served as Fortress’s Chief Executive Officer from July 2013 through December 2017, after serving as its Interim Chief Executive Officer from December 2011 to July 2013. Mr. Nardone is a director of Eurocastle Investment Limited. Mr. Nardone also previously served on the board of directors of Alea Group Holdings (Bermuda) Ltd. from July 2007 to September 2014; GAGFAH S.A. from September 2006 to June 2014; and Brookdale Senior Living, Inc. from January 2011 to June 2014. Mr. Nardone was previously a managing director of UBS from May 1997 to May 1998. Prior to joining UBS in 1997, Mr. Nardone was a principal of BlackRock. Prior to joining BlackRock, Mr. Nardone was a partner and a member of the executive committee at the law firm of Thacher Proffitt & Wood. Mr. Nardone received a Bachelor of Arts in English and Biology from the University of Connecticut and a Juris Doctorate from Boston University School of Law. We believe that Mr. Nardone’s leadership, management experience and experience with corporate and securities law bring valuable experience to our board of directors.

C. William Griffin— Bill Griffin will become a member of our board of directors in connection with our listing on NASDAQ. Mr. Griffin has more than 45 years of experience in financial services. He currently serves as Executive Vice President, Enterprise Strategy of ServiceLink, LLC, helping deliver end-to-end solutions to large financial institutions, a position he has held since January 2017. Prior to that, Mr. Griffin served in various capacities within Fidelity National Financial, Inc. (“Fidelity”) and its affiliates, including as Executive Vice President of Black Knight Financial Services from January 2014 to December 2016 and Executive Vice President of Sales and Marketing for Lender Processing Services from November 2011 to December 2013. He also served as President and Chief Executive Officer from 2002 to 2003 when Lender Processing Services was acquired by Fidelity. Mr. Griffin holds a Bachelor of Business Administration degree from The University of Georgia. We believe that Mr. Griffin’s leadership and extensive financial experience will bring significant value to our board of directors.

John J. Mack— John Mack will become a member of our board of directors in connection with our listing on NASDAQ. From March 2012 until his retirement in December 2014, Mr. Mack served as a Senior Advisor for Kohlberg, Kravis, Roberts & Co., L.P. Prior to that, Mr. Mack served as Chairman of the Board of Morgan Stanley, a financial services company, from June 2005 to December 2011, and served as the Chief Executive Officer of Morgan Stanley from June 2005 until December 2009, during which time he oversaw the firm’s conversion into a bank holding company. Mr. Mack was Co-Chief Executive Officer of Credit Suisse Group from 2003 to 2004 and the President, Chief Executive Officer and a director of Credit Suisse First Boston from 2001 to 2004. He became the President, Chief Operating Officer and a director of Morgan Stanley Dean Witter & Co. in May 1997 and served in that position until 2001. Mr. Mack joined Morgan Stanley in May 1972 in the bond department and served as head of the Worldwide Taxable Fixed Income Division from 1985 to 1992, became a member of the board of directors in 1987, became Chairman of the Operating Committee in March 1992 and became President in June 1993. Mr. Mack is a senior advisor to Morgan Stanley & Co. LLC and serves on the board of directors of Glencore International AG, a subsidiary of Glencore PLC, and LendingClub Corporation. Mr. Mack holds a Bachelor of Arts degree in history from Duke University. Mr. Mack was chosen to serve on our board of directors because of his extensive experience advising and managing banking and financial services companies. We believe that Mr. Mack’s strong business leadership experience brings important insight and skills to our board of directors.

Matthew Wilkinson— Matthew Wilkinson will become a member of our board of directors in connection with our listing on NASDAQ. Mr. Wilkinson currently serves as a director at ICG Advisors. Prior to that, Mr. Wilkinson served as vice president of strategy for Kayne Anderson Capital Advisors from January 2017 to March 2018. Prior to joining Kayne Anderson Capital Advisors, Mr. Wilkinson was with the State of Michigan Retirement Systems (“SMRS”) from July 2011 to January 2017, most recently serving as a senior portfolio manager in the short-term, absolute return and real return division from September 2014 to January 2017, where he built out and managed a real assets portfolio with $2 billion in commitments and a special situations portfolio with over $800 million in commitments for SMRS. Prior to SMRS, he founded and operated his own investment firm primarily focused on investing in small cap equities. Mr. Wilkinson holds an M.B.A. from Michigan State University and a B.A. (magna cum laude) from Ohio State University. We believe that Mr. Wilkinson’s leadership, management experience and strong background in corporate finance, bring important and valuable skills to our board of directors.

David J. Grain— David Grain will become a member of our board of directors in connection with our listing on NASDAQ. Mr. Grain currently serves as the Chief Executive Officer of Grain Management, LLC, a private equity firm focused on investments in the media and communications sectors, which he founded in 2006. Prior to founding Grain Management, LLC, from January 2003 to December 2005, Mr. Grain served as the President of Global Signal, Inc. (formerly NYSE: GSL), the largest communication tower owner/operator at the time and an affiliate of Fortress. Prior to joining Global Signal, Inc., from 2000 to 2003, he served as Senior Vice President at AT&T Broadband in New England, a provider of digital video, high speed Internet and digital phone services to more than two million customers in the region. Prior to leading AT&T Broadband’s New England operations, Mr. Grain spent more than a decade in the financial services industry, most recently at Morgan Stanley in New York from 1992 to 2000 where he focused primarily on telecommunications, media and technology companies. Mr. Grain serves on the board of directors of The Southern Company (NYSE: SO), a gas and electric utility company. Mr. Grain earned a Bachelor of Arts degree in English from the College of the Holy Cross and a Master of Business Administration degree from the Amos Tuck School at Dartmouth College. We believe that Mr. Grain’s experience with publicly traded companies as an executive and as a member of the board of directors will bring valuable skills and leadership to our board of directors.

Status as a Controlled Company

Because New Fortress Energy Holdings will initially hold approximately    % of the voting power of our shares following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and NASDAQ corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. Although we are not required to do so, we will establish independent compensation and nominating and governance committees upon completion of this offering. As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and NASDAQ that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A shares are listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and NASDAQ corporate governance standards, including by appointing a majority of independent directors to our board of directors, subject to a permitted “phase-in” period.

Director Independence

The Board is in the process of reviewing the independence of our directors using the independence standards of NASDAQ and the SEC.

Committees of the Board of Directors

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by NASDAQ and the Securities Exchange Act of 1934, as amended, subject to certain transitional relief during the one-year period following consummation of this offering as described above. We will establish an audit committee compliant with NASDAQ and SEC rules prior to the completion of this offering and expect       will serve as members of such committee. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member.        will satisfy the definition of “audit committee financial expert.” We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NASDAQ standards.

The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and company policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management.

Compensation Committee

We will establish a compensation committee compliant with NASDAQ and SEC rules prior to the completion of this offering and expect       will serve as members of such committee. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NASDAQ or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee compliant with NASDAQ and SEC rules prior to the completion of this offering and expect       will serve as members of such committee. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NASDAQ or market standards.

Advisory Committee Regarding Our Communities & The Environment

We recognize that billions of people around the planet lack access to affordable power. We seek to provide the capital, expertise and vision to address this problem while also making a positive impact on the communities in which we operate and contributing to the preservation of the environment. Upon the consummation of this offering, we intend to establish an advisory committee (the “Advisory Committee”) to assist the board of directors in providing a meaningful and positive impact in the areas where we conduct our business. We intend to collaborate with the Advisory Committee to help improve the quality of life and increase advancement opportunities for members of the communities in which we operate. While our product is more environmentally friendly than many traditional distillate fuels, we recognize that our business has an environmental impact. As such, we intend to collaborate with the Advisory Committee to reduce any environmental impact we may have and help contribute to preserving our environment.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of NASDAQ. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of NASDAQ.

EXECUTIVE COMPENSATION

As an “emerging growth company,” we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year.

We were formed on August 6, 2018 and, as a result, did not have executive officers during 2017. However, because (1) all of the assets and operations of New Fortress Energy Holdings (our predecessor for financial reporting purposes) will be contributed to NFI (which will be our subsidiary) in connection with this offering and such assets and operations will constitute our only assets and operations and (2) one of our executive officers was also an executive officer of New Fortress Energy Holdings and provided the same type of services to New Fortress Energy Holdings in 2017 as they provide to us, we have included disclosure regarding compensation paid to the executive officers of New Fortress Energy Holdings for the 2017 fiscal year. The only individuals serving as officers of New Fortress Energy Holdings during 2017 were Christopher Guinta and Christopher Carey.

Name	Principal Position (New Fortress Energy Holdings)
Christopher Guinta	Chief Financial Officer
Christopher Carey	Former Chief Financial Officer

Christopher Carey resigned from his position as Chief Financial Officer of New Fortress Energy Holdings effective February 10, 2017. Christopher Guinta was appointed as Chief Financial Officer of New Fortress Energy Holdings effective as of April 10, 2017 and he serves as our Chief Financial Officer as well.

2017 Summary Compensation Table

The following table provides information regarding the compensation earned by the named executive officers during the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Chris Guinta − Chief Financial Officer[1]	2017	255,208	475,000[2]	35,422[3]	765,630
Chris Carey − Former Chief Financial Officer[4]	2017	36,891	—	50,073[5]	86,964

1.	Mr. Guinta was appointed as the Chief Financial Officer of New Fortress Energy Holdings effective as of April 10, 2017.
2.	Represents (i) a $75,000 sign-on bonus paid to Mr. Guinta in 2017 in connection with his appointment and (ii) an annual bonus for services rendered in 2017, but paid in 2018.
3.	Represents (i) reimbursement for relocation expenses incurred as a result of Mr. Guinta’s appointment and relocation to New York, New York in the amount of $26,012 and (ii) a tax gross-up payment in the amount of $9,410.
4.	Mr. Carey served as the Chief Financial Officer of New Fortress Energy Holdings until his resignation on February 10, 2017.
5.	Represents amounts paid to Mr. Carey in connection with his resignation.

Narrative Disclosure to Summary Compensation Table

Base Salary

Base salary is a fixed component of compensation for each year, which may be increased from time to time based on the individual’s performance and other factors as determined by the sole member of New Fortress Energy Holdings. Base salaries were originally set pursuant to negotiations with the named executive officer at the time of hire. Mr. Carey’s annualized base salary prior to his resignation was $275,000. Mr. Guinta’s annualized base salary during 2017 was $350,000. For additional information on the elements of Mr. Carey’s and Mr. Guinta’s compensation, see “Narrative Disclosure to Summary Compensation Table — Carey Offer Letter” and “Narrative Disclosure to Summary Compensation Table — Guinta Offer Letter,” below.

Cash Bonus

For 2017, Mr. Carey's target bonus opportunity was 75% of his annualized base salary. However, due to his resignation on February 10, 2017, Mr. Carey did not receive a bonus.

For 2017, Mr. Guinta’s target bonus opportunity was 125% of his annualized base salary, with a guaranteed annual bonus for 2017 in an amount equal to $250,000. Following a review of performance by New Fortress Energy Holdings and its subsidiaries as well as Mr. Guinta’s contribution to that performance, New Fortress Energy Holdings elected to pay Mr. Guinta an annual bonus for 2017 in an amount equal to $400,000. For additional information regarding the elements of Mr. Carey’s and Mr. Guinta’s compensation, see “Narrative Disclosure to Summary Compensation Table — Carey Offer Letter” and “Narrative Disclosure to Summary Compensation Table — Guinta Offer Letter,” below.

Long-Term Incentive Awards

The named executive officers were not granted long-term incentive awards during 2017. However, in connection with this offering, we intend to adopt a long-term incentive plan. For more details on the terms of the long-term incentive plan, see “Long Term Incentive Plan,” below.

Guinta Offer Letter

On March 14, 2017, NFE Management, LLC entered into an offer letter (the “Guinta Offer Letter”) with Mr. Guinta. The Guinta Offer Letter provides Mr. Guinta with (a) an annualized base salary of $350,000, (b) a discretionary target bonus opportunity equal to 125% of annual base salary (with a guaranteed $250,000 bonus for calendar year 2017), (c) a sign-on bonus of $75,000, which is required to be repaid by Mr. Guinta in the event of his resignation or termination of employment for Cause (as defined below) prior to the first anniversary of his start date, (d) subject to the adoption of a definitive equity compensation plan, an equity award grant with a grant date value of $2,500,000, which will be governed by the terms of such equity compensation plan and the applicable documents underlying the grant, and (e) eligibility to participate in the broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans.

The Guinta Offer Letter also contains certain restrictive covenants, including (a) non-competition and non-solicitation covenants that are applicable during Mr. Guinta’s term of employment, and for twelve months following his resignation or termination of his employment for Cause and (b) restrictions on disclosure of confidential information.

As used in the Guinta Offer Letter, “Cause” generally means Mr. Guinta’s (i) willful misconduct or gross negligence in the performance of his duties; (ii) failure to perform his duties or to follow the lawful directives of the board of directors; (iii) commission of, indictment for, conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude; (iv) failure to cooperate in any audit or investigation of the business or financial practices of any member of NFE Management, LLC or any of its affiliates or any facility managed by any of the foregoing entities (collectively, the “Company Group”); (v) performance of any material act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of the property of any member of the Company Group; or (vi) breach of the Guinta Offer Letter or any other agreement with a member of the Company Group, including (without limitation), a violation of the code of conduct or other written policy of any such entity.

Carey Offer Letter

On March 23, 2016, NFE Management, LLC entered into an offer letter (the “Carey Offer Letter”) with Mr. Carey. As discussed in more detail below, Mr. Carey’s employment with NFE Management, LLC terminated effective as of February 10, 2017. The Carey Offer Letter provided Mr. Carey with (a) an annualized base salary of $275,000, (b) a discretionary target bonus opportunity equal to 75% of annual base salary, (c) a relocation bonus in the amount of $50,000, (d) the ability to participate in a long term equity incentive plan, if such a plan were ultimately adopted, and (e) eligibility to participate in the broad-based employee benefit plans, as may be adopted from time to time, subject to the eligibility requirements of such employee benefit plans.

The Carey Offer Letter also contained certain restrictive covenants, including (a) non-competition and non-solicitation covenants that were applicable during Mr. Carey’s term of employment and for 12 months thereafter and (b) restrictions on disclosure of confidential information.

Carey Separation Letter

On February 26, 2017, NFE Management, LLC entered into a separation letter (the “Separation Letter”) that confirmed the agreement that was reached between Mr. Carey and NFE Management, LLC in connection with his resignation as Chief Financial Officer, effective as of February 10, 2017. Pursuant to the terms of the Separation Letter, Mr. Carey received a lump sum cash payment of $50,000 and a benefit reimbursement equal to $73. In connection with the payment, Mr. Carey (i) affirmed that he remained bound by all non-solicitation, non-interference, non-competition and confidentiality restrictions set forth in his prior agreements with NFE Management, LLC and its affiliates and (ii) agreed to release certain potential employment-based claims.

Outstanding Equity Awards at 2017 Fiscal Year-End

The named executive officers had not been granted equity awards as of December 31, 2017.

NFE 2018 Omnibus Incentive Plan

Introduction

Prior to the completion of this offering, we will adopt the NFE 2018 Omnibus Incentive Plan (the “Plan”). The purposes of the Plan will be to provide additional incentives to selected employees, directors, independent contractors and consultants of NFE or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Plan will provide for the issuance of options, share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), share bonuses, other share-based awards and cash awards.

Effective as of the date of the offering, we intend to grant RSUs under the Plan. We intend to grant to Mr. Guinta an award with a grant date value of approximately $     . For Mr. Utsler, we intend to grant an award with a grant date value of approximately $     .

Effective as of the date of the offering, we also intend to grant RSUs under the Plan to our non-employee directors. It is anticipated that the awards to directors will have a grant date value of approximately $1,000,000, calculated based on the price per share in this offering, and that such awards will vest in three equal installments on the date of each of the three annual meetings following the date of grant.

Summary of Expected Plan Terms

A total number of our Class A shares equal to 10% of our outstanding Class A shares as of the completion of this offering will be reserved and available for issuance under the Plan, as increased on the first day of each fiscal year beginning in calendar year 2020 by a number of our Class A shares equal to the number of Class A shares underlying awards that may be settled in Class A shares that were granted under the Plan during the immediately prior fiscal year.

Once subject to an award under the Plan, Class A shares will not again become available for issuance under the Plan, regardless of whether such Class A shares are actually delivered or whether the applicable award is paid or settled in cash. To the extent that an award can only be settled in cash, such award will not be counted against the total number of our Class A shares available for grant under the Plan.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors. The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan.

The Plan permits the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants of NFE or its affiliates who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of our Class A shares or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

RSUs and restricted shares may be granted under the Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted shares. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted shares will be forfeited. Subject to the provisions of the Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. The rights of RSU and restricted shareholders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted shares will generally have all of the rights of a Class A shareholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted shares. Dividends declared during the restricted period with respect to such restricted shares may be paid or distributed when accrued, or may become payable if the underlying restricted shares vest. During the restricted period, participants with RSUs will generally not have any rights of a Class A shareholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights. Dividend equivalents may be paid or distributed when accrued, or may be paid at the time that our Class A shares in respect of the related RSUs are delivered to the participant.

We may issue share options under the Plan. Options granted under the Plan may be in the form of non-qualified options or “incentive share options” within the meaning of Section 422 of the Internal Revenue Code, as set forth in the applicable individual option award agreement. The exercise price of all options granted under the Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related Class A shares on the date of grant. The maximum term of all share options granted under the Plan will be determined by the plan administrator, but may not exceed ten years. Each share option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

SARs may be granted under the Plan either alone or in conjunction with all or part of any option granted under the Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Class A share over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a Class A share over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related Class A shares on the date of grant. The maximum term of all SARs granted under the Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in Class A shares, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other share-based awards, valued in whole or in part by reference to, or otherwise based on, our Class A shares (including dividend equivalents) may be granted under the Plan. Dividends or dividend equivalents awarded under the Plan may be paid or distributed when accrued, or may be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other share-based awards, including the number of Class A shares to be granted pursuant to such other share-based awards, the manner in which such other share-based awards will be settled (e.g., in Class A shares, cash or other property), and the conditions to the vesting and payment of such other share-based awards (including the achievement of performance objectives).

Bonuses payable in fully vested Class A shares and awards that are payable solely in cash may also be granted under the Plan.

The plan administrator may grant equity-based awards and incentives under the Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution

(whether in the form of Class A shares, cash or other property), share split, reverse share split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting our Class A shares, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of our Class A shares reserved for issuance under the Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the Plan, (iii) the kind, number and purchase price of our Class A shares, or the amount of cash or amount or type of property, subject to outstanding restricted shares, RSUs, share bonuses and other share-based awards granted under the Plan, or (iv) the performance goals and periods applicable to award granted under the Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of Class A shares, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of our Class A shares, cash or other property covered by such award, the board of directors may cancel the award without the payment of any consideration to the participant.

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory tax rates in the participant’s applicable jurisdictions with respect to any award granted under the Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of our Class A shares, cash or other property, as applicable, or by delivering already owned unrestricted Class A shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations, determined based on the greatest withholding rates that may be used without creating adverse accounting treatment with respect to such award. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

The Plan provides the board of directors with authority to amend, alter or terminate the Plan, but generally such action may not impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but generally such amendment may not impair the rights of any participant without the participant’s consent. Shareholder approval of any such action will be obtained if required to comply with applicable law.

The Plan will terminate on the tenth anniversary of the effective date of the Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the Class A shares issuable under the Plan.

Director Compensation

We were formed on August 6, 2018 and, as a result, did not have any directors during 2017. New Fortress Energy Holdings (our predecessor for financial reporting purposes) did not award any compensation to members of its board of directors during 2017.

Following the closing of this offering, non-employee directors will receive an annual cash retainer equal to $100,000 per year, payable semiannually. Additionally, the chair of the Audit Committee of the board of directors will receive an additional $10,000 annual cash retainer, payable semiannually. As described in additional detail above under the heading “NFE 2018 Omnibus Incentive Plan – Introduction,” upon the completion of this offering, non-employee directors will also receive a grant of RSUs under the Plan equal to $1,000,000 (calculated based on the price per share in this offering), which will vest in equal parts on the day following each of our first three annual meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A shares and Class B shares that will be issued and outstanding upon the consummation of this offering and the related transactions, and assuming the underwriters do not exercise their option to purchase additional Class A shares and held by:

•	beneficial owners of 5% or more of any class of our shares;
•	each director, director nominee and named executive officer; and
•	all of our directors and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 111 W. 19th Street, 8th Floor, New York, New York 10011.

Name of Beneficial Owner	Class A Shares Beneficially Owned	Percentage of Class A Shares Beneficially Owned	Class B Shares Beneficially Owned	Percentage of Class B Shares Beneficially Owned	Percentage of Total Class A Shares and Class B Shares Beneficially Owned
New Fortress Energy Holdings(1)		%		%

Directors, Director Nominees and Executive Officers
Wesley R. Edens		%		%
Chris Guinta		%		%
Michael J. Utsler		%		%
Randal A. Nardone		%		%
C. William Griffin		%		%
John J. Mack		%		%
Matthew Wilkinson		%		%
David J. Grain		%		%
All executive officers and directors as a group ( persons)		%		%
(1)	New Fortress Energy Holdings, which directly holds the Class B shares of the Company, is majority-owned and controlled by the Fortress Shareholder. Fortress Shareholder is controlled by Wesley R. Edens, our Chief Executive Officer. Mr. Edens exercises voting and dispositive power over the shares held by New Fortress Energy Holdings and may be deemed to be the beneficial owner thereof. Mr. Edens disclaims beneficial ownership of shares in excess of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with New Fortress Energy Holdings, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will effect the Transactions, including the transfer of the ownership interests in NFI to us, and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Shareholders’ Agreement

General

Prior to the completion of this offering, we will enter into the Shareholders’ Agreement with New Fortress Energy Holdings.

As discussed further below, the Shareholders’ Agreement will provide certain rights to New Fortress Energy Holdings and its affiliates.

Our Shareholders’ Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our operating agreement in effect as of the date of the Shareholders’ Agreement that would add restrictions to the transferability of our shares by New Fortress Energy Holdings or its permitted transferees which are beyond those provided for in our operating agreement, the Shareholders’ Agreement or applicable securities laws, or that nullify the rights set out in the Shareholders’ Agreements of New Fortress Energy Holdings or its permitted transferees unless such amendment is approved by New Fortress Energy Holdings.

Designation and Election of Directors

Our Shareholders’ Agreement will provide that, for so long as the Shareholders’ Agreement is in effect, we and New Fortress Energy Holdings shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by New Fortress Energy Holdings or its affiliates, and, with respect to us, including in the slate of nominees recommended by the board those individuals designated by New Fortress Energy Holdings) so as to elect to the board, and to cause to continue in office, not more than       directors (or such other number as New Fortress Energy Holdings may agree in writing), of whom, at any given time:

•	a number of directors equal to a majority of the board of directors, plus one director, shall be individuals designated by New Fortress Energy Holdings, for so long as New Fortress Energy Holdings directly or indirectly beneficially owns, together with its affiliates and permitted transferees, at least % of our voting power, provided that if the board consists of or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to a majority of the board;
•	a number equal to a majority of the board of directors, minus one director, shall be individuals designated by New Fortress Energy Holdings, for so long as New Fortress Energy Holdings directly or indirectly beneficially owns, together with its affiliates and permitted transferees, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then New Fortress Energy Holdings shall have the right to designate a number of directors equal to three directors;

•	a number of directors (rounded up to the nearest whole number) that would be required to maintain New Fortress Energy Holdings’ proportional representation on the board of directors shall be individuals designated by New Fortress Energy Holdings for so long as New Fortress Energy Holdings directly or indirectly beneficially owns, together with its affiliates and permitted transferees, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then New Fortress Energy Holdings shall have the right to designate directors; and
•	a number of directors (rounded up to the nearest whole number) that would be required to maintain New Fortress Energy Holdings’ proportional representation on the board of directors shall be individuals designated by New Fortress Energy Holdings for so long as New Fortress Energy Holdings directly or indirectly beneficially owns, together with its affiliates and permitted transferees, less than % but at least % of our voting power, provided that if the board of directors consists of or fewer directors, then New Fortress Energy Holdings shall have the right to designate directors.

In accordance with the Shareholders’ Agreement, New Fortress Energy Holdings has designated      ,       and       for election to our board of directors.

Indemnification

The agreement will provide that we will indemnify New Fortress Energy Holdings and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of our assets or properties, and the operation or conduct of our business, prior to or following this offering; and
•	any other activities we engage in.

In addition, we will agree to indemnify New Fortress Energy Holdings and its officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act and the Exchange Act, relating to misstatements in or omissions from the registration statement of which this prospectus is a part and any other registration statement or report that we file, other than misstatements or omissions made in reliance on information relating to and furnished by New Fortress Energy Holdings for use in the preparation of that registration statement or report, against which New Fortress Energy Holdings will agree to indemnify us.

Registration Rights

Demand Rights. Under our Shareholders’ Agreement, New Fortress Energy Holdings will have, for so long as New Fortress Energy Holdings directly or indirectly beneficially owns, together with its affiliates, an amount of our Class A and Class B shares (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of the Class A and Class B shares issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow New Fortress Energy Holdings, for itself and for its affiliates and permitted transferees, at any time after 180 days following the consummation of this offering, to request that we register under the Securities Act an amount of Class A shares equal to or greater than a Registrable Amount. New Fortress Energy Holdings, for itself and for its affiliates and permitted transferees, will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We will also not be required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the Class A shares requested by the requestor to be included. We will not be obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights. For so long as New Fortress Energy Holdings beneficially owns, together with its affiliates and permitted transferees, a Registrable Amount, New Fortress Energy Holdings (and its affiliates and permitted transferees) will also have “piggyback” registration rights that allow them to include Class A shares that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Form S-4 or Form S-8 or pursuant to an employee benefit plan arrangement) or by any of our other shareholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration. Under our Shareholders’ Agreement, we will grant to New Fortress Energy Holdings or any of its respective permitted transferees, for so long as New Fortress Energy Holdings, together with its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of Class A shares issuable upon exercise of the Redemption Right to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statement would be detrimental to us or our shareholders. In addition, New Fortress Energy Holdings, for itself and for its affiliates and permitted transferees, may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses; Lock-ups. Under our Shareholders’ Agreement, we will agree to indemnify the applicable selling shareholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells Class A shares, unless such liability arose from the applicable selling shareholder’s misstatement or omission, and the applicable selling shareholder will agree to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Shareholders’ Agreement, and the applicable selling shareholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its Class A shares under the Shareholders’ Agreement. We have agreed to enter into, and to cause our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by New Fortress Energy Holdings, for itself and for its affiliates and permitted transferees.

Information Rights

Under our Shareholders’ Agreement, New Fortress Energy Holdings will have the right to request certain information from us.

Assistance in the Sale of New Fortress Energy Holdings’ Shares

Under our Shareholders’ Agreement, if New Fortress Energy Holdings seeks to sell its Class A shares other than pursuant to a registration statement, we shall use our reasonable best efforts to assist New Fortress Energy Holdings in the sale process, including by providing information to potential purchasers as requested by New Fortress Energy Holdings.

In addition, if the board of the directors starts and then abandons a sale process and New Fortress Energy Holdings indicates that it wants to sell its Class A shares, we shall permit New Fortress Energy Holdings to engage in discussions with potential purchasers who participated in the abandoned sales process. We shall be obligated to assist New Fortress Energy Holdings in any such sale process to the extent required by the paragraph above.

Amended and Restated Limited Liability Company Agreement of NFI

The form of NFI LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the NFI LLC Agreement is qualified in its entirety by reference thereto.

Redemption Rights

Following this offering, under the NFI LLC Agreement, New Fortress Energy Holdings and any permitted transferees of their NFI LLC Units will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause NFI to acquire all or a portion of its NFI LLC Units for, at NFI’s election, (i) Class A shares at a redemption ratio of one Class A share for each NFI LLC Unit redeemed, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. NFI will determine whether to issue Class A shares or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A shares (including trading prices for the Class A shares at the time), the cash purchase price, the availability of other sources of liquidity to acquire the NFI LLC Units and alternative uses for such cash. As the sole managing member of NFI, our decision to make a cash payment upon the redemption of NFI LLC Units will be made by a committee of our board of directors. Wesley Edens and Randal Nardone will serve as members of such committee. Alternatively, upon the exercise of the Redemption Right, NFE (instead of NFI) will have the right, pursuant to the Call Right, to, for administrative convenience, acquire each tendered NFI LLC Unit directly from the redeeming NFI unitholder for, at its election, (x) one Class A share, subject to conversion rate adjustments for equity splits, equity dividends and reclassification and other similar transactions or (y) an equivalent amount of cash. In connection with any redemption of NFI LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of Class B shares will be cancelled.

For purposes of any transfer or exchange of NFI LLC Units initially owned by New Fortress Energy Holdings and our Class B shares, the NFI LLC Agreement and our operating agreement will contain provisions effectively linking each NFI LLC Unit with one of our Class B shares. Class B shares cannot be transferred without transferring an equal number of NFI LLC Units and vice versa.

Distributions and Allocations

In accordance with the NFI LLC Agreement, subject to the requirement to make tax distributions described below, we will have the right to determine when distributions will be made to the holders of NFI LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of NFI LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of NFI LLC Units.

NFI will allocate its net income or net loss for each year to the holders of NFI LLC Units pursuant to the terms of the NFI LLC Agreement, and the holders of NFI LLC Units, including NFE, will generally incur U.S. federal, state and local income taxes on their share of any taxable income of NFI. Net income and losses of NFI generally will be allocated to the holders of NFI LLC Units on a pro rata basis in accordance with their respective percentage ownership of NFI LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent NFI has available cash and subject to the terms of NFE’s credit agreements and any other debt instruments, we will cause NFI to make (i) generally pro rata distributions to holders of NFI LLC Units, including NFE, in an amount sufficient to allow NFE to pay its taxes, (ii) at the election of certain holders of NFI LLC Units, additional distributions in an amount generally intended to allow such holders of NFI LLC Units to satisfy their respective income tax liabilities with respect to their allocable share of the income of NFI (based on certain assumptions and conventions), which additional distributions may be made on a pro rata basis to all holders of NFI LLC Units (including NFE) or a non-pro rata basis to holders of NFI LLC Units (other than NFE) in redemption of NFI LLC Units from such holders, and (iii) non-pro rata distributions to NFE in an amount at least sufficient to reimburse it for its corporate and other overhead expenses.

Issuance of Equity

The NFI LLC Agreement will provide that, except as otherwise determined by us, at any time NFE issues a Class A share or any other equity security, the net proceeds received by NFE with respect to such issuance, if any, shall be concurrently invested in NFI, and NFI shall issue to NFE one NFI LLC Unit or other economically equivalent equity interest unless such net proceeds are used by NFE to acquire a NFI LLC Unit pursuant to NFE’s exercise of the Call Right. Conversely, if at any time, any of NFE’s Class A shares are redeemed, repurchased or otherwise acquired, NFI shall redeem, repurchase or otherwise acquire an equal number of NFI LLC Units held by NFE, upon the same terms and for the same price, as our Class A shares are redeemed, repurchased or otherwise acquired.

Other Transactions with Related Persons

Miami Ground Lease

We lease the property for our Miami Facility from an affiliate of Fortress.

The Lease. Our subsidiary, LNG Holdings (Florida) LLC (“Florida Holdings”), is the owner and operator of the Miami Facility. Florida Holdings holds rights to the real property on which the Miami Facility is located pursuant to that certain Ground Lease Agreement dated November 20, 2014 (the “Miami Lease”), by and between FDG LR 7 LLC, as landlord (“Miami Landlord”), and Florida Holdings, as tenant (in such capacity, “Miami Tenant”). The Miami Landlord is owned by certain funds managed by an affiliate of Fortress.

Term. The term of the Miami Lease commenced November 20, 2014, and expires November 19, 2019. The term will automatically extend for five additional periods of five years each (unless Miami Tenant notifies Miami Landlord otherwise as set forth in the Miami Lease).

Rent; Security. Miami Tenant pays base rent in the amount of $270,000 per year, which amount shall escalate by 2.5% on each anniversary of the commencement date. Miami Tenant has delivered a security deposit in the amount of $135,000, which will be reduced to $70,000 upon commencement of the first renewal term, and further reduced to $0 upon commencement of the second renewal term. Miami Tenant has the right to provide the security deposit in the form of letter of credit.

Net Lease. Miami Tenant is responsible for all other costs attributable to the Miami leased premises and Miami Facility, including all property taxes, insurance, and utilities, as well as all maintenance, repair, and replacement costs.

Private Aircraft

Mr. Edens owns or leases an aircraft that we charter from a third-party aircraft operator for business purposes in the ordinary course of operations. We incurred $2.9 million and $1.6 million for the years ended December 31, 2017 and 2016, respectively, and such amounts are included within Selling, general and administrative charges reimbursed to FIG LLC pursuant to the management services agreement described below. We paid the aircraft operator market rates for the charters. The operator remits a portion of these amounts to Mr. Edens.

Management Services Agreement

We are party to a management services agreement with FIG LLC, an affiliate of Fortress, pursuant to which FIG LLC provides us with certain back-office services and charges us for selling, general and administrative expenses incurred to provide these services. For the years ended December 31, 2017 and 2016, we paid FIG LLC $3.9 million and $2.2 million, respectively, for services provided under the management services agreement. The management services agreement will be terminated in connection with the closing of this offering.

Administrative Services Agreement

We intend to enter into an administrative services agreement with FIG LLC, an affiliate of Fortress, in connection with the closing of this offering, pursuant to which FIG LLC will provide us with certain back-office services and charge us for selling, general and administrative expenses incurred to provide these services.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

SEC rules define “transactions with related persons” to include any transaction in which the Company is a participant, the amount involved exceeds $120,000, and in which any “related person,” including any officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing, has a direct or indirect material interest. We expect that our Board will adopt a written policy that outlines procedures for approving transactions with related persons, and that any such transactions will be reviewed and approved or ratified by a majority of our disinterested and independent directors pursuant to the procedures outlined in any such policy. In determining whether to approve or ratify a transaction with a related person, we expect that the independent and disinterested directors will consider a variety of factors they deem relevant, such as: the terms of the transaction; the terms available to unrelated third parties; the benefits to the Company; and the availability of other sources for comparable assets, products or services.

DESCRIPTION OF SHARES

Class A Shares

Voting Rights. Holders of Class A shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class A shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A shares are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred shares.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding preferred shares.

Other Matters. The Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A shares. All outstanding Class A shares, including the Class A shares offered in this offering, are fully paid and non-assessable.

Class B Shares

Generally. In connection with the reorganization and this offering, the NFI unitholders will receive one Class B share for each NFI LLC Unit that they hold. Accordingly, the NFI unitholders will have a number of votes in NFE equal to the aggregate number of NFI LLC Units that they hold. Class B shares cannot be transferred without transferring an equal number of NFI LLC Units and vice versa.

Voting Rights. Holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B shares do not have cumulative voting rights in the election of directors.

Dividend and Liquidation Rights. Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class B shares paid proportionally with respect to each outstanding Class B share and a dividend consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares. Holders of our Class B shares do not have any right to receive a distribution upon our liquidation or winding up.

Preferred Shares

Pursuant to our operating agreement, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preferred shares may be more favorable to the holder(s) thereof than the rights attached to our Class A shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our Class A shares until our board of directors determines the specific rights attached to such preference share. The effect of issuing preferred shares may include, among other things, one or more of the following:

•	restricting any dividends in respect of our Class A shares;
•	diluting the voting power of our Class A shares or providing that holders of preferred shares have the right to vote on matters as a class;
•	impairing the liquidation rights of our Class A shares;
•	delaying or preventing a change of control of us; or
•	if NFE issues preferred shares, NFI will concurrently issue to NFE an equal number of preferred units, corresponding to the preferred shares issued by NFE. Such preferred units will have substantially the same rights to distributions and other economic rights as those of the preferred shares of NFE.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC will serve as the registrar and transfer agent for the Class A shares. We will pay all fees charged by the transfer agent for transfers of Class A shares except the following, which must be paid by our Class A shareholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;
•	special charges for services requested by a holder of a Class A share; and
•	other similar fees or charges.

There will be no charge to our Class A shareholders for disbursements of any dividends. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us.

Transfer of Class A shares and Class B shares

Upon the transfer of a Class A share or a Class B share in accordance with our operating agreement, the transferee of the Class A share or Class B share shall be admitted as a member with respect to the class of shares transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our operating agreement;
•	represents that the transferee has the capacity, power and authority to enter into our operating agreement; and
•	makes the consents, acknowledgements and waivers contained in our operating agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

We will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent may treat the record holder of the Class A share or Class B share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR OPERATING AGREEMENT

Organization and Duration

Our limited liability company was formed on August 6, 2018, and will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing our Class A shares, you will be admitted as a member of our limited liability company and will be deemed to have agreed to be bound by the terms of our operating agreement. Pursuant to this agreement, each Class A shareholder and each person who acquires Class A shares from a Class A shareholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants certain of our officers the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as set forth below, an amendment must be approved by holders of a majority of the outstanding shares.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of shares so affected;
•	provide that we are not dissolved upon an election to dissolve our limited liability company by our board of directors that is approved by holders of a majority of the outstanding shares;
•	change the term of existence of our company; or
•	give any person the right to dissolve our limited liability company other than our board of directors’ right to dissolve our limited liability company with the approval of holders of a majority of the total combined voting power of our outstanding shares.

The provision of our operating agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of holders of at least two-thirds of the outstanding shares.

No Shareholder Approval. Our board of directors may generally make amendments to our operating agreement without the approval of any shareholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;
•	the admission, substitution, withdrawal or removal of shareholders in accordance with our operating agreement;
•	the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;
•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state;

•	a change in our legal form from a limited liability company to a corporation;
•	an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities;
•	any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;
•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;
•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;
•	a change in our fiscal year or taxable year and related changes; and
•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our operating agreement without the approval of any shareholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the shareholders in any material respect;
•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
•	are necessary or appropriate to facilitate the trading of shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;
•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of shares under the provisions of our operating agreement; or
•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by holders of a majority of our outstanding shares; (2) the sale, exchange or other disposition of all or substantially all of our assets and those of our subsidiaries; (3) the entry of a decree of judicial dissolution of our limited liability company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware Limited Liability Company Act (the “Delaware LLC Act”).

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes and for tax purposes, our fiscal year is the calendar year. Our operating agreement provides that our shareholders have the right, subject to certain restrictions stated therein, to obtain access to certain of our books and records upon reasonable demand for any purpose reasonably related to such shareholder’s interest as a shareholder; provided, however, that we will only be required to provide access to our books and records to shareholders who have held over 1% of our total outstanding shares for a period of at least one year from the date of such request. We will use reasonable efforts to furnish to you an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Anti-Takeover Effects of Delaware Law and Our Operating Agreement

The following is a summary of certain provisions of our operating agreement that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A shares held by Class A shareholders.

Issuance of Additional Interests

Our operating agreement authorizes us to issue an unlimited number of additional limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the shareholders, subject to the requirements of NASDAQ. These additional limited liability company interests may be utilized for a variety of corporate purposes, including future offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued limited liability company interests could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting shares.

Other Provisions of Our Operating Agreement

Our operating agreement provides that our board shall consist of not fewer than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors will consist of directors and will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2020, 2021, and 2022, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

The classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

In addition, our operating agreement provides that any director or the entire board of directors may be removed, with or without cause, at any time, by holders of at least 80% of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors.

In addition, our board of directors shall have the power to appoint a person as a director to fill a vacancy on our board occurring as a result of the death, disability, disqualification removal or resignation of a director, or as a result of an increase in the size of our board of directors.

Pursuant to our operating agreement, preferred shares may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties without limitation. See “Description of Shares—Preferred Shares.” Our operating agreement does not provide our shareholders with the ability to call a special meeting of the shareholders.

Ability of Our Shareholders to Act

Our operating agreement does not permit our shareholders to call special shareholders meetings. Special meetings of shareholders may be called by a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our operating agreement also prohibits our shareholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our shareholders.

Our operating agreement provides that nominations of persons for election to our board of directors may be made at any annual meeting of our shareholders, or at any special meeting of our shareholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by certain shareholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first made publicly available (whether by mailing, by filing with the SEC or by posting on an internet website) our proxy materials for the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.

Duties of Officers and Directors

Our operating agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our operating agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL, except as expressly modified by the terms of the operating agreement. Finally, our operating agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively.

However, there are certain provisions in our operating agreement that modify duties and obligations owed by our directors and officers from those required under the DGCL and provide for exculpation and indemnification of our officers and directors that differ from the DGCL. First, our operating agreement provides that to the fullest extent permitted by applicable law our directors or officers will not be liable to us. Under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of stock or declaration of a dividend, or (iv) a transaction from which the director derived an improper personal benefit.

Second, our operating agreement provides that we indemnify our directors and officers for acts or omissions to the fullest extent permitted by law. Under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe the person's conduct was unlawful.

Third, our operating agreement provides that in the event a potential conflict of interest exists or arises between any of our principals, our directors or their respective affiliates, on the one hand, and us, any of our subsidiaries or any of our shareholders, on the other hand, a resolution or course of action by our board of directors shall be deemed approved by all of our shareholders, and shall not constitute a breach of the fiduciary duties of members of the board to us or our shareholders, if such resolution or course of action is (i) approved by our nominating, corporate governance and conflicts committee, which is composed of independent directors, (ii) approved by shareholders holding a majority of our shares that are disinterested parties, (iii) on terms no less favorable than those generally provided to or available from unrelated third parties, or (iv) fair and reasonable to us. Under the DGCL, a corporation is not permitted to automatically exempt board members from claims of breach of fiduciary duty under such circumstances.

In addition, our operating agreement provides that all conflicts of interest described in this prospectus are deemed to have been specifically approved by all of our shareholders.

Election of Members of Our Board of Directors

Beginning with our first annual meeting of shareholders following this offering, certain members of our board of directors will be elected by our shareholders on a staggered basis. Our board of directors will initially consist of        directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2020, 2021, and 2022, respectively. Any vacancy on the board of directors may be filled by a majority of the directors then in office.

Removal of Members of Our Board of Directors

A director or the entire board of directors may be removed, with or without cause, at any time, by holders of at least 80% of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors. The vacancy in the board of directors caused by any such removal will be filled by a vote of the majority of directors then in office.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability.

Forum Selection

Our operating agreement will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware LLC Act or our operating agreement; or
•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our operating agreement will also provide that any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ operating agreements or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our operating agreement is inapplicable or unenforceable.

Limitations on Liability and Indemnification of Directors and Officers

Our operating agreement provides that our directors will not be personally liable to us or our shareholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption is not permitted under the Delaware LLC Act.

Our operating agreement provides that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our operating agreement against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our operating agreement.

Corporate Opportunity

Under our operating agreement, to the extent permitted by law:

•	New Fortress Energy Holdings and its respective affiliates have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;
•	if New Fortress Energy Holdings and its respective affiliates or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, it has no duty to offer such corporate opportunity to us, our Class A shareholders or affiliates;
•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

in the event that any of our directors and officers who is also a director, officer or employee of New Fortress Energy Holdings and their respective affiliates acquire knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if New Fortress Energy Holdings and their respective affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A shares. Future sales of substantial amounts of Class A shares in the market (including Class A shares issuable upon exercise of the Redemption Right), or the perception that such sales may occur, could adversely affect the market price of our Class A shares.

Upon the closing of this offering, we will have outstanding an aggregate of              Class A shares, assuming the issuance of              Class A shares offering by us in this offering. Our Class A shares sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Class A shares held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or
•	the average weekly reported trading volume of our Class A shares for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our Class A shares for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those Class A shares under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted shares for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those Class A shares without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our operating agreement provides that we may issue an unlimited number of limited liability company interests of any type at any time without a vote of the shareholders, subject to the requirements of NASDAQ. Any issuance of additional Class A shares or other limited liability company interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the market price of, Class A shares then outstanding. Please read “Our Operating Agreement—Anti-Takeover Effects of Delaware Law and Our Operating Agreement—Issuance of Additional Interests.”

Under the Shareholders’ Agreement that we expect to enter into, New Fortress Energy Holdings and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any shares that they hold. Subject to the terms and conditions of the Shareholders’ Agreement, these registration rights allow New Fortress Energy Holdings and its affiliates or their assignees holding any shares to require registration of any of these shares and to include any of these shares in a registration by us of other shares, including shares offered by us or by any shareholder. In connection with any registration of this kind, we will indemnify each shareholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, New Fortress Energy Holdings and its affiliates may sell their shares in private transactions at any time, subject to compliance with applicable laws.

Our executive officers and directors and New Fortress Energy Holdings have agreed not to sell any Class A shares they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A shares by a non-U.S. holder (as defined below), that holds our Class A shares as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Services (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;
•	tax-exempt or governmental organizations;
•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;
•	dealers in securities or foreign currencies;
•	persons whose functional currency is not the U.S. dollar;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•	persons deemed to sell our Class A shares under the constructive sale provisions of the Code;
•	persons that acquired our Class A shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•	certain former citizens or long-term residents of the United States; and
•	persons that hold our Class A shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A shares that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A shares to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A shares by such partnership.

NFE U.S. Federal Income Taxation

Although NFE was formed as a limited liability company, we have elected to be taxed as a corporation for U.S. federal income tax purposes. Thus, NFE is generally obligated to pay U.S. federal income tax on our worldwide net taxable income.

Dividends and Other Distributions

As described in the section entitled “Dividend Policy,” we do not plan to make any distributions on our Class A shares for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will instead be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A shares (and will reduce such tax basis) and thereafter as capital gain from the sale or exchange of such Class A shares. See “—Gain on Disposition of Class A Shares.”

Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A shares generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax (including backup withholding described below) if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Shares

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding on any gain realized upon the sale or other disposition of our Class A shares unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;
•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or
•	our Class A shares constitute a United States real property interest in the event that we are or become a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

With respect to the third bullet point above, generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, although this determination is not free from doubt, and we may become a USRPHC in the future depending on the manner in which we expand our business. In the event that we are or become a USRPHC, as long as our Class A shares are treated as “regularly traded on an established securities market” (within the meaning of the U.S. Treasury Regulations) at the time of the disposition, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A shares, more than 5% of our Class A shares will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A shares as a result of our status as a USRPHC. If we are or become a USRPHC and our Class A shares were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A shares (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. In addition, if we are or become a USRPHC, we may be required to withhold 15% of any distribution to a non-U.S. holder to the extent such distribution is not treated as paid from our current or accumulated earnings and profits if either our Class A shares are not then treated as regularly traded on an established securities market or the non-U.S. holder owns in excess of 5% of our Class A shares.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FOREGOING RULES TO THEIR OWNERSHIP AND DISPOSITION OF OUR CLASS A SHARES.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the

non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A shares effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A shares effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A shares effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A shares and on the gross proceeds from a disposition of our Class A shares (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our Class A shares.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of our Class A shares by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Class A shares with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of such Class A shares is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•	whether the investment is permitted under the terms of the applicable documents governing the Plan;
•	whether in the future there may be no market in which to sell or otherwise dispose of the Class A shares;
•	whether the acquisition or holding of such Class A shares will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•	whether the Plan will be considered to hold, as plan assets, (i) only such Class A shares or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of our Class A shares by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, our Class A shares should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in our Class A shares, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)	the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the DOL regulations), and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;
(b)	the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)	there is no significant investment by benefit plan investors, which is defined to mean that immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding our Class A shares on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of such Class A shares. Purchasers of our Class A shares have the exclusive responsibility for ensuring that their acquisition and holding of such Class A shares complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of our Class A shares to a Plan is in no respect a representation by us or any of our respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom              are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of Class A shares indicated below:

Name	Number of Class A shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A shares subject to their acceptance of the Class A shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A shares offered by this prospectus if any such Class A shares are taken. However, the underwriters are not required to take or pay for the Class A shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the Class A shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       per Class A share under the public offering price. After the initial offering of the Class A shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional Class A shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A shares listed next to the names of all underwriters in the preceding table.

The following table shows the per Class A share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           Class A shares.

	Per Class A Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $         .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A shares offered by them.

We intend to apply to list our Class A shares on NASDAQ under the trading symbol “NFE.”

We, all of our directors and officers and the holders of all of our outstanding stock and stock options and New Fortress Energy Holdings have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A shares or any securities convertible into or exercisable or exchangeable for Class A shares;
•	file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A shares or any securities convertible into or exercisable or exchangeable for Class A shares; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A shares.

whether any such transaction described above is to be settled by delivery of Class A shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A shares or any security convertible into or exercisable or exchangeable for Class A shares.

Morgan Stanley & Co. LLC, in its sole discretion, may release the Class A shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A shares. Specifically, the underwriters may sell more Class A shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Class A shares in the open market. In determining the source of Class A shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A shares compared to the price available under the over-allotment option. The underwriters may also sell Class A shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A shares in the open market to stabilize the price of the Class A shares. These activities may raise or maintain the market price of the Class A shares above independent market levels or prevent or retard a decline in the market price of the Class A shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are also lenders under our Term Loan Facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our Class A shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A shares to be offered so as to enable an investor to decide to purchase our Class A shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our Class A shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Class A shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the Class A shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (ii) used in connection with any offer for subscription or sale of the Class A shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The Class A shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Switzerland

The Class A shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the Class A shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Canada

The Class A shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or

subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representatives are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The Class A shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Class A shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Class A shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A shares may not be circulated or distributed, nor may the Class A shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

China

This prospectus does not constitute a public offer of the Class A shares, whether by sale or subscription, in the People's Republic of China (the “PRC”). The Class A shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Class A shares without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

United Arab Emirates

The Class A shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

The validity of the Class A shares will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our Class A shares offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of New Fortress Energy Holdings LLC at December 31, 2017 and 2016, and for each of the two years in the period ended December 31, 2017, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our Class A shares. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the Class A shares offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules can be downloaded from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at www.newfortresenergy.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our shareholders annual reports containing our audited financial statements and furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies, prospects and projections, both business and financial. All statements contained in this prospectus other than historical information are forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “targets,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•	our limited operating history;
•	loss of one or more of our customers;
•	inability to procure LNG on a fixed-price basis, or otherwise to manage LNG price risks, including hedging arrangements;
•	cost overruns and delays in the completion of one or more of our LNG Terminals, power plants or Liquefaction Facilities, as well as difficulties in obtaining sufficient financing to pay for such costs and delays;
•	our ability to obtain additional financing to effect our strategy;
•	failure to produce or purchase sufficient amounts of LNG or natural gas at favorable prices to meet customer demand;
•	hurricanes or other natural or manmade disasters;
•	failure to obtain and maintain approvals and permits from governmental and regulatory agencies;
•	operational, regulatory, environmental, political, legal and economic risks pertaining to the construction and operation of our facilities;
•	inability to contract with suppliers and tankers to facilitate the delivery of LNG on their chartered LNG tankers;
•	cyclical or other changes in the demand for and price of LNG and natural gas;
•	failure of natural gas to be a competitive source of energy in the markets in which we operate, and seek to operate;
•	competition from third parties in our business;
•	inability to re-finance our outstanding indebtedness;
•	changes to environmental and similar laws and governmental regulations that are adverse to our operations;
•	inability to enter into favorable agreements and obtain necessary regulatory approvals;
•	the tax treatment of us or of an investment in our Class A shares;
•	a major health and safety incident relating to our business;
•	increased labor costs, and the unavailability of skilled workers or our failure to attract and retain qualified personnel; and
•	risks related to the jurisdictions in which we do, or seek to do business, particularly Florida, Jamaica and the Caribbean.

When considering forward-looking statements, you should keep in mind the risks set forth under the heading “Risk Factors” and other cautionary statements included in this prospectus. The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, projections or achievements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NEW FORTRESS ENERGY HOLDINGS LLC

Condensed Consolidated Balance Sheets
As of September 30, 2018 and December 31, 2017
(Unaudited, in thousands of U.S. Dollars except share amounts)

	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$51,903	$84,708
Restricted cash	30	13,623
Receivables.	19,166	19,417
Finance leases, net	1,192	1,178
Inventory	19,154	11,152
Prepaid expenses and other current assets	5,352	24,875
Total current assets	96,797	154,953

Available-for-sale investment	6,776	6,333
Restricted cash	16,271	20,000
Construction in progress	160,043	35,413
Property, plant and equipment, net	85,526	69,350
Finance leases, net	93,234	94,077
Other non-current assets	26,450	1,064
Total assets	$485,097	$381,190

Liabilities
Current liabilities
Current portion of long-term debt	$121,970	$5,828
Accounts payable	19,073	6,352
Accrued liabilities	34,501	17,499
Due to affiliates	761	2,091
Other current liabilities.	1,246	329
Total current liabilities	177,551	32,099

Long-term debt.	—	69,425
Deferred tax liability, net.	469	160
Other long-term liabilities	993	596
Total liabilities	179,013	102,280

Commitments and contingences (Note 16)

Members’ equity
Members’ capital, no par value, 500,000,000 shares authorized, 67,983,095 shares issued and outstanding as of September 30, 2018; 65,665,037 shares issued and outstanding as of December 31, 2017	426,741	406,591
Stock subscription receivable	—	(50,000)
Accumulated deficit	(123,694)	(80,347)
Accumulated other comprehensive income	3,109	2,666
NFE Members’ equity	306,156	278,910
Non-controlling interest	(72)	—
Total Members’ equity	306,084	278,910
Total liabilities and members’ equity	$485,097	$381,190

Condensed Consolidated Statements of Operations and Comprehensive Loss
For the nine months ended September 30, 2018 and 2017
(Unaudited, in thousands of U.S. Dollars except share amounts)

	Nine Months Ended September 30,
	2018	2017
Revenues
Operating revenue	$69,545	$60,653
Other revenue	11,387	11,357
Total revenues	80,932	72,010

Operating expenses
Cost of sales	68,625	57,854
Operations and maintenance	5,750	4,769
Selling, general and administrative	40,827	21,164
Depreciation and amortization.	2,258	2,031
Total operating expenses	117,460	85,818

Operating (loss)	(36,528)	(13,808)

Interest expense	6,389	4,850
Other (income), net	(515)	(75)
Loss on extinguishment of debt	618	—
Loss before taxes	(43,020)	(18,583)
Tax provision (benefit)	399	819
Net loss	(43,419)	(19,402)
Net loss attributable to non-controlling interest	72	—
Net loss attributable to members	$(43,347)	$(19,402)

Net loss per share – basic and diluted	$(0.64)	$(0.30)
Weighted average number of shares outstanding – basic and diluted	67,915,822	65,000,478

Other comprehensive (loss):
Net loss	$(43,347)	$(19,402)
Unrealized (gain) on available-for-sale investment	(443)	(865)
Comprehensive (loss)	(42,904)	(18,537)
Comprehensive (loss) attributable to non-controlling interest	—	—
Comprehensive (loss) attributable to members	$(42,904)	$(18,537)

Pro forma information (unaudited):
Loss before taxes	$(43,020)
Pro forma tax expense	399
Pro forma net loss	$(43,419)

Pro forma net loss per share – basic and diluted	$(0.64)
Weighted average pro forma number of shares outstanding – basic and diluted	67,915,822

Condensed Consolidated Statement of Changes in Members’ Equity
For the nine months ended September 30, 2018
(Unaudited, in thousands of U.S. Dollars except share amounts)

	Number of Common Shares	Members’ capital	Stock subscription receivable	Accumulated deficit	Accumulated other comprehensive income	Non-controlling Interest	Total Members’ equity
Balance as of January 1, 2018	65,665,037	$406,591	$(50,000)	$(80,347)	$2,666	$—	$278,910

Net loss	—	—	—	(43,347)	—	(72)	(43,419)
Other comprehensive income.	—	—	—	—	443	—	443
Capital contributions	665,843	20,150	—	—	—	—	20,150
Stock subscription receivable	1,652,215	—	50,000	—	—	—	50,000
Balance as of September 30, 2018	67,983,095	$426,741	$—	$(123,694)	$3,109	$(72)	$306,084

Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2018 and 2017
(Unaudited, in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities
Net loss.	$(43,419)	$(19,402)
Adjustments for:
Amortization of deferred financing costs.	1,469	522
Depreciation and amortization.	2,766	2,334
Loss on extinguishment of debt.	618	—
Deferred taxes.	309	784
Other	190	31
Decrease in receivables.	354	718
(Increase) in inventories.	(8,002)	(84)
(Increase) in other assets	(5,863)	(20,527)
(Decrease) in accounts payable/accrued liabilities.	(1,156)	(165)
Increase (Decrease) in amounts due to affiliates.	(1,330)	498
Increase (Decrease) in other liabilities.	898	(692)

Net cash used in operating activities	(53,156)	(35,983)

Cash flows from investing activities
Purchase of available-for-sale investment.	—	(1,667)
(Increase) Decrease in restricted cash.	6,983	(22,268)
Capital expenditures.	(112,861)	(12,547)
Principal payments received on finance lease	726	373

Net cash used in investing activities	(105,152)	(36,109)

Cash flows from financing activities
(Increase) Decrease in restricted cash.	10,339	(2,615)
Proceeds from borrowings of debt.	130,000	—
Repayment of debt.	(75,920)	(4,371)
Payment of deferred financing costs.	(9,438)	—
Proceeds from (and repayment of) Affiliate note.	372	(120)
Capital contributed from Members.	20,150	50
Collection of subscription receivable.	50,000	—
Net cash provided by (used in) financing activities	125,503	(7,056)

Net (decrease) increase in cash and cash equivalents	(32,805)	(79,148)
Cash and cash equivalents – beginning of period	84,708	180,650
Cash and cash equivalents – end of period	$51,903	$101,502

Supplemental disclosure of non-cash investing and financing activities:
Changes in accrued construction in progress costs and property, plant and equipment.	$30,879	$1,844

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

1.	Organization

New Fortress Energy Holdings LLC (“NFE,” together with its subsidiaries, the “Company”) is a Delaware limited liability company formed on September 11, 2015. The Company is an integrated gas-to-power company that seeks to use “stranded” natural gas to satisfy the world’s large and growing power needs. The Company's mission is to provide modern infrastructure solutions to create cleaner, reliable energy while generating a positive economic impact worldwide. The Company's business model is simple, yet unique for the liquefied natural gas (“LNG”) industry. The Company aims to deliver targeted energy solutions to customers around the world, thereby reducing their energy costs and diversifying their energy resources, while also reducing pollution. The Company currently sources LNG from a combination of its own liquefaction facility in Miami, Florida and purchases on the open market. The Company has liquefaction and regasification operations in the United States and Jamaica. The Company is majority-owned by a private equity fund managed by an affiliate of Fortress Investment Group LLC (“Fortress”).

The Company manages, analyzes and reports on its business and results of operations on the basis of one operating segment. The chief operating decision maker makes resource allocation decisions and assesses performance based on consolidated financial information presented on the delivery of an integrated solution to our customers.

2.	Significant accounting policies

The principle accounting policies adopted are set out below.

(a)	Basis of presentation and principles of consolidation

The condensed consolidated financial statements were prepared in accordance with US generally accepted accounting principles (“GAAP”). The accompanying unaudited interim condensed consolidated financial statements contained herein reflect all normal and recurring adjustments which are, in the opinion of management, necessary to provide a fair statement of the financial position, results of operations, and cash flows of the Company for the interim periods presented. The condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned consolidated subsidiaries. The ownership interest of other investors in consolidated subsidiaries is recorded as non-controlling interest. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and related assumptions regularly. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

(c)	Foreign currencies

The Company’s functional and reporting currency is the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. Net realized foreign currency gains or losses relating to the differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are included within Other (income), net in the condensed consolidated statements of operations and comprehensive loss.

(d)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

(e)	Restricted cash

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on the condensed consolidated balance sheets.

(f)	Receivables

Receivables are reported net of allowances for doubtful accounts. Impaired receivables are specifically identified and evaluated for expected losses. The expected loss on impaired receivables is primarily determined based on the debtor’s ability to pay and the estimated value of any collateral, and such losses are recorded as Selling, general and administrative within the condensed consolidated statements of operations and comprehensive loss. For the nine months ended September 30, 2018 and 2017, no bad debt expense was recognized with respect to receivables, and there is no recorded allowance for doubtful accounts.

(g)	Inventories

LNG and natural gas inventories are recorded at weighted average cost, and materials and other inventory are recorded at cost. The Company’s cost to convert from natural gas to LNG, which primarily consists of depreciation of the liquefaction facilities, is reflected in Inventory on the condensed consolidated balance sheets.

Inventory is adjusted to the lower of cost or net realizable value each month. Changes in the value of inventory are recorded within Cost of sales in the condensed consolidated statements of operations and comprehensive loss. No adjustments were recorded during the nine-month periods ended September 30, 2018 and 2017.

LNG is subject to “boil-off”, a natural loss of gas volume over time when LNG is exposed to environments with temperatures above its optimum storage state. Boil-off losses are expensed through Cost of sales in the condensed consolidated statements of operations and comprehensive loss in instances where gas cannot be contained and recycled back into the production process in the period in which the loss occurs.

(h)	Construction in progress

Construction in progress is recorded at cost, and at the point at which the constructed asset in progress is put into use, the full cost of the asset is reclassified from Construction in progress to Property, plant and equipment, net or Finance leases, net on the condensed consolidated balance sheets. Depreciation is not recognized during the construction period.

The interest cost associated with major development and construction projects is capitalized during the construction period and included in the cost of the project in Construction in progress. Interest expense of $59 and $0 was capitalized during the nine months ended September 30, 2018 and 2017, respectively, inclusive of amortized debt issuance costs disclosed in Note 2(m).

(i)	Property, plant and equipment, net

Property, plant and equipment is recorded at cost. Expenditures for construction activities and betterments that extend the useful life of the asset are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred within Operations and maintenance in the condensed consolidated statements of operations and comprehensive loss. The Company depreciates property, plant and equipment using the straight-line depreciation method over the estimated economic useful life of the asset.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

Useful life (Yrs)
LNG liquefaction facilities	20-30
ISO containers	15
Vehicles	10
Computer equipment	3

The Company reviews the remaining useful life of its assets on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies is warranted.

Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses, if any, are recorded in the condensed consolidated statements of operations and comprehensive loss.

(j)	Asset retirement obligations (“AROs”)

AROs are recognized for legal obligations associated with the retirement of long-lived assets that result from the acquisition, leasing, construction, development and/or normal use of the assets and for conditional AROs in which the timing or method of settlement are conditional on a future event. The fair value of a liability for an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and is accreted to its final value over the life of the liability. The initial fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset.

The Company estimates the fair value of the ARO liability based on the present value of expected cash flows using a credit-adjusted risk-free rate. Liabilities for AROs may be incurred over more than one reporting period if the events that create the obligation occur over more than one period or if estimates change. There were no settlements of AROs during the nine-month periods ended September 30, 2018 and 2017.

(k)	Impairment of long-lived assets

The Company performs a recoverability assessment of each of its long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount of an asset may not be recoverable. Indicators may include, but are not limited to, a significant supply contract restructuring or early termination; significant decrease in LNG and natural gas demand; a decision to discontinue the development of a long-lived asset; or the introduction of newer technology.

When performing a recoverability assessment, the Company measures whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its carrying value. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability assessment based on active contracts, current and future expectations of the demand for LNG and natural gas as well as information received from third party industry sources. The Company did not record an impairment during the nine months ended September 30, 2018 and 2017.

(l)	Available-for-sale investment

The Company considers listed equity securities as available-for-sale securities recorded at fair value with unrealized gains or losses recorded in Other comprehensive (loss) and realized gains or losses recorded in earnings in Other (income), net in the condensed consolidated statements of operations and comprehensive loss. The Company’s basis on which the cost of the security sold or the amount reclassified out of other comprehensive income into earnings is determined using specific identification. At each balance sheet date, the Company evaluates its available-for-sale securities with unrealized losses, if any, to determine if an other-than-temporary impairment has occurred (see Note 8).

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

(m)	Long-term debt and debt issuance costs

The Company’s debt consists of credit facilities with banks. Costs directly related to the issuance of debt are reported on the condensed consolidated balance sheets as a reduction from the carrying amount of the recognized debt liability and amortized over the term of the debt. Interest and related amortization of debt issuance costs recognized during major development and construction projects are capitalized and included in the cost of the project. Amortization of debt issuance costs were $1,469 and $522 for nine months ended September 30, 2018 and 2017, respectively, of which $30 and $0 were capitalized.

(n)	Legal and contingencies

The Company may be involved in legal actions in the ordinary course of business, including governmental and administrative investigations, inquiries and proceedings concerning employment, labor, environmental and other claims. The Company will recognize a loss contingency in the condensed consolidated statements of operations and comprehensive loss when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will disclose any loss contingencies that do not meet both conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until they are realized.

(o)	Revenue recognition

Operating revenues from the sales of LNG and natural gas are recognized when the LNG or natural gas is delivered to the customer, either when the natural gas arrives at the customer’s flange or at the time that title to the LNG is transferred to the customer. Title typically transfers either when shipped or delivered to the customers’ storage facilities, depending on the terms of the contract. Shipping and handling costs related to the Company’s sales of LNG and natural gas are included in Cost of sales.

The Company collects sales taxes from its customers on sales of taxable products and remits such collections to the appropriate taxing authority. Sales tax collections are presented in the condensed consolidated statements of operations and comprehensive loss on a net basis and, accordingly, are excluded from reported revenues.

The Company leases certain facilities and equipment to its customers which are accounted for as direct financing leases. Direct financing leases, net represents the minimum lease payments due, net of unearned revenue. The lease payments are segregated into principal and interest components similar to a loan. Unearned revenue is recognized on an effective interest method over the lease term and Other revenue in the condensed consolidated statements of operations and comprehensive loss is primarily comprised of such interest revenue. The principal components of the lease payment are reflected as a reduction to the net investment in the finance lease.

The Company’s contracts with customers to supply LNG may contain a lease of equipment. The Company allocates consideration received from customers between lease and non-lease components based on the relative fair value of each component.

(p)	Leases, as lessee

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, as determined by the test criteria in ASC 840, Leases, the lease is recognized as a capital lease. All other leases are classified as operating leases.

Rents payable under operating leases are charged to the condensed consolidated statements of operations and comprehensive loss on a straight-line basis over the term of the relevant lease.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

(q)	Taxation

Federal and state income taxes

New Fortress Energy Holdings LLC is a limited liability company, which is considered a pass-through entity for federal income tax purposes, and thus no provision for federal income taxes has been recognized in these condensed consolidated financial statements. The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable. The tax returns filed by the Company since inception are subject to examination by the U.S. federal and state tax authorities.

Upon consummation of the anticipated public offering (“Proposed Offering”), the Company will contribute all of its interests in its subsidiaries and its limited assets to a subsidiary of New Fortress Energy LLC (the “Registrant”). The Registrant has elected to be taxed as a corporation and will become subject to corporate U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for the nine months ended September 30, 2018. Pro forma tax expense was computed using an estimated effective rate of (0.93)%, inclusive of applicable U.S. federal, state, and foreign taxes. The Company is in a net operating loss position for the nine months ended September 30, 2018 and has assessed a valuation allowance against all of its U.S. net deferred tax assets. As such, no pro forma tax expense was computed for U.S. federal and state income tax purposes. The Company's subsidiaries incorporated in Jamaica are subject to income tax at a statutory tax rate of 25%. The pro forma tax expense is entirely attributable to Jamaica.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the U.S. tax code. The Tax Act makes broad and complex changes to the U.S. tax code that will impact many areas of taxation. Additionally, there are numerous interpretive issues and ambiguities that are not clearly addressed in current Tax Act guidance. Due to the complex nature of the Tax Act, including whether U.S. states will conform to the Tax Act in full or in part, the Company has not yet completed its accounting for the income tax effects of the Tax Act, and is not able to determine at this time the impact on the Company’s condensed consolidated financial statements.

Foreign taxes

Certain subsidiaries of NFE are subject to income tax in the local jurisdiction in which they operate; foreign taxes are computed based on the taxable income and the local jurisdictional tax rate.

Other taxes

Certain subsidiaries of New Fortress Energy Holdings LLC may be subject to payroll taxes, excise taxes, property taxes, sales and use taxes, as well as income taxes in foreign countries in which they conduct business. In addition, certain subsidiaries are exposed to local state taxes such as franchise taxes. Local state taxes that are not income taxes are recorded within Other (income), net in the condensed consolidated statements of operations and comprehensive loss.

(r)	Net loss per share

Net loss per share (“EPS”) is computed in accordance with GAAP. Basic EPS is computed by dividing net loss attributable to members by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss attributable to members by the weighted average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive. For the nine months ended September 30, 2018 and 2017 there were no potentially dilutive shares outstanding.

Unaudited pro forma net loss per share

Pro forma net loss per share has been presented for the most recent period. Pro forma basic and diluted net loss per share was computed by dividing pro forma net loss by the weighted average number of common shares outstanding for the nine months ended September 30, 2018.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

3.	Adoption of new and revised standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

(a)	New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2018 and not early adopted

In September 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, Compensation - Stock Compensation Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under ASU 2018-07, most of the guidance on such payments to nonemployees will be aligned with the requirements for share-based payments granted to employees. The Company will adopt ASU 2018-07 during the year beginning January 1, 2020 and is currently evaluating the effect that ASU 2018-07 will have on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement: Reporting Comprehensive Income (Topic 220) which allows a reclassification from accumulated other comprehensive income (loss) to retained earnings for stranded tax effects resulting from the Tax Act. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This is intended to limit the treatment of restricted cash in the statement of cash flows as the FASB acknowledged there is currently diversity in practice regarding the presentation of restricted cash within the statement of cash flows. The Company will adopt ASU 2016-18 during the year beginning January 1, 2019 and is currently evaluating the effect that ASU 2016-18 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight specific cash flow issues with an intention to reduce the existing diversity in practice. The Company will adopt ASU 2016-15 during the year beginning January 1, 2019 and does not expect a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Most of the provisions of ASU 2016-01 are effective for the Company for

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

annual periods in fiscal years beginning after December 15, 2018. The Company will adopt ASU 2016-01 during the year beginning January 1, 2019 and is currently evaluating the effect that ASU 2016-01 will have on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) which provides a single comprehensive model for recognizing revenue from contracts with customers and supersedes existing revenue recognition guidance. The new standard requires that a company recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods or services. Companies will need to use more judgment and estimates than under the guidance currently in effect, including estimating the amount of variable consideration to recognize over each identified performance obligation. Additional disclosures will be required to help users of financial statements understand the nature, amount and timing of revenue and cash flows arising from contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, while also providing for early adoption but not before the original effective date. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

(b)	New and amended standards adopted by the Company:

In November 2015, the FASB issued accounting guidance that is designed to improve the way deferred taxes are classified on organizations’ balance sheets. ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, is part of the FASB’s simplification initiative designed to reduce complexity in financial reporting without sacrificing the quality of information provided to users. The new standard requires deferred tax liabilities and assets to be classified as non-current. The standard applies to all organizations that present a balance sheet. The Company adopted this guidance for the year beginning January 1, 2018 and the adoption of this guidance did not have a material impact on the consolidated financial statements.

4.	Fair value

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1 – observable inputs such as quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
•	Level 3 – unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

•	Market approach – uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•	Income approach – uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
•	Cost approach – based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

The following table presents the Company’s financial assets that are measured at fair value as of September 30, 2018:

	September 30, 2018
	Level 1	Level 2	Level 3	Total	Valuation technique
Assets
Cash and cash equivalents	$51,903	$—	$—	$51,903	Market
Restricted cash	16,301	—	—	16,301	Market
Available-for-sale investment	6,776	—	—	6,776	Market
Total	$74,980	$—	$—	$74,980

The following table presents the Company’s financial assets that are measured at fair value as of December 31, 2017:

	December 31, 2017
	Level 1	Level 2	Level 3	Total	Valuation technique
Assets
Cash and cash equivalents	$84,708	$—	$—	$84,708	Market
Restricted cash	33,623	—	—	33,623	Market
Available-for-sale investment	6,333	—	—	6,333	Market
Total	$124,664	$—	$—	$124,664

As of September 30, 2018 and December 31, 2017, the Company had no liabilities that were measured at fair value on a recurring basis. The Company estimates fair value of outstanding debt using a discounted cash flows method based on current market interest rates for debt issuances with similar remaining years to maturity and adjusted for credit risk. The Company has estimated that the carrying value of the Term Loan Facility (defined below) approximates fair value. The fair value estimate is classified as Level 3 in the fair value hierarchy.

5.	Restricted cash

As of September 30, 2018 and December 31, 2017 restricted cash consisted of the following:

	September 30, 2018	December 31, 2017
Collateral for performance under customer agreements	$15,080	$20,000
Collateral for LNG purchases	925	7,000
Debt service reserve accounts	—	5,339
Customs and performance bonds	—	914
Other restricted cash	296	370
Total restricted cash	$16,301	$33,623
Current restricted cash	$30	$13,623
Non-current restricted cash	16,271	20,000

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

6.	Inventory

As of September 30, 2018 and December 31, 2017 inventory consisted of the following:

	September 30, 2018	December 31, 2017
LNG and natural gas inventory	$18,462	$10,593
Materials, supplies and other.	692	559
Total	$19,154	$11,152
7.	Prepaid expenses and other current assets

As of September 30, 2018 and December 31, 2017 prepaid expenses and other current assets consisted of the following:

	September 30, 2018	December 31, 2017
Prepaid LNG	$—	$16,665
Prepaid charter costs	—	1,581
Prepaid expenses	996	5,265
Deposits	1,644	1,238
Other current assets	2,712	126
Total	$5,352	$24,875

Prepaid LNG consists of payments for 2,808,587 MMBtus of LNG that have been prepaid by the Company as of December 31, 2017. The Company took delivery of these volumes in February 2018.

The balances of deposits as of September 30, 2018 and December 31, 2017 primarily consist of $900 attributed to gas supply reservation deposit and $135 attributed to a land lease deposit with a related party. The balance of other current assets as of September 30, 2018 primarily consists of IPO issuance costs incurred which will be netted against issuance proceeds upon completion of the offering.

8.	Available-for-sale-investment

Through September 30, 2018, the Company invested in equity securities of an international oil and gas drilling contractor. The following tables present the number of shares, cost and fair value of the investment:

	September 30, 2018
(in thousands of U.S. dollars except shares)	Number of Shares	Cost	Fair value
Available-for-sale investments	1,476,280	$3,667	$6,776
	December 31, 2017
(in thousands of U.S. dollars except shares)	Number of Shares	Cost	Fair value
Available-for-sale investments	1,476,280	$3,667	$6,333

The movement of available-for-sale financial assets during the nine-month period ended September 30, 2018 is summarized below:

September 30, 2018
Balance at beginning of period	$6,333
Purchases	—
Unrealized gain	443
Balance at end of period..	$6,776

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

9.	Construction in progress

The Company’s construction in progress activity during the nine-month period ended September 30, 2018 is detailed below:

September 30, 2018
Balance at beginning of period	$35,413
Additions	125,460
Transferred to finance leases, net (Note 11).	—
Transferred to property, plant and equipment, net (Note 10)	(830)
Balance at end of period..	$160,043
10.	Property, plant and equipment, net

At September 30, 2018 and December 31, 2017 the Company’s property, plant and equipment, net consisted of the following:

	September 30, 2018	December 31, 2017
LNG liquefaction facilities	$68,217	$66,203
Land	9,841	—
Leasehold improvements	5,627	—
ISO containers	8,225	7,899
Vehicles	1,218	551
Computer equipment	664	289
Accumulated depreciation	(8,266)	(5,592)
Total property, plant and equipment, net	$85,526	$69,350

Depreciation for nine months ended September 30, 2018 and September 30, 2017 totaled $2,776 and $2,334, respectively, of which $518 and $319 is respectively included within Cost of sales in the condensed consolidated statements of operations and comprehensive loss.

11.	Finance leases, net

The Company placed its Montego Bay LNG terminal into service on October 30, 2016, which has been accounted for as a direct finance lease. In addition, the Company also has entered into other arrangements to lease equipment to customers which are accounted for as direct finance leases. The components of the direct finance leases as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Finance leases	$310,968	$323,281
Unearned income	(216,542)	(228,026)
Total finance leases, net	$94,426	$95,255
Current portion	$1,192	$1,178
Non-current portion	93,234	94,077

Receivables related to the Company’s direct finance leases are primarily with a national utility that generates consistent cash flow. Therefore, the Company does not expect a material impact to the results of operations or financial position due to nonperformance from such counterparty.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

12.	Other non-current assets

As of September 30, 2018 and December, 31 2017 other non-current assets consisted of the following:

	September 30, 2018	December 31, 2017
Easements	$821	$810
Port access rights	12,671	—
Payments to incumbent tenants	9,200	—
Deposit	3,619	—
Other	139	254
Total other non-current assets	$26,450	$1,064

Port access rights related to the Company’s port lease in Baja California Sur, Mexico, represent capitalized initial direct costs of entering the lease and are amortized straight-line over the lease term as additional rent expense. Payments to incumbent tenants represent capitalized payments made to previous lessees to secure the Company’s port lease in San Juan, Puerto Rico, and are also amortized straight-line over the lease term as additional rent expense. See footnote 18 for more detail.

13.	Accrued liabilities

As of September 30, 2018 and December 31, 2017 accrued liabilities consisted of the following:

	September 30, 2018	December 31, 2017
Accrued expenses	$24,198	$8,879
Accrued bonuses	10,303	8,620
Total	$34,501	$17,499
14.	Long-term debt

As of September 30, 2018 and December 31, 2017 long-term debt consisted of the following:

	September 30, 2018	December 31, 2017
Term Loan Facility, due August 2019	$121,970	$—
Montego Bay Loan, due June 2023	—	36,504
Miami Loan, Due November 2019	—	38,749
Total debt	$121,970	$75,253
Current portion of long-term debt	$121,970	$5,828
Non-current portion of long-term debt	—	69,425

Term Loan Facility

On August 16, 2018, the Company entered into a Term Loan Facility (the “Term Loan Facility”) to borrow up to an aggregate principal amount of $240,000. Borrowings under the Term Loan Facility bear interest at a rate selected by the Company of either (i) a LIBOR based rate, plus a spread of 4.0%, or (ii) subject to a floor of 1%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus 1⁄2 of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 3.0%. The Term Loan Facility is set to mature on August 14, 2019 and is repayable in quarterly installments of $600, with a balloon payment due on the maturity date. The Company has the option to extend the maturity date for two additional six month periods; upon the exercise of each extension option, the spread on LIBOR and Base Rate increases by 0.5%. To exercise the extension option, the Company must pay a fee equal to 1.0% of the outstanding principal balance at the time of the exercise of the option.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

The Term Loan Facility is secured by mortgages on certain properties owned by the Company’s subsidiaries, in addition to other collateral. The Company is required to comply with certain financial covenants and other restrictive covenants customary for facilities of this type, including restrictions in indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Facility also provides for customary events of default, prepayment and cure provisions.

The Company initially borrowed $130,000 under the Term Loan Facility. The Company paid origination and other fees of $9,050. These costs are capitalized as deferred financing costs and recorded as a reduction in current portion of long-term debt on the condensed consolidated balance sheets, of which $8,030 is unamortized as of September 30, 2018. Interest expense, inclusive of amortized debt fees for the nine months ended September 30, 2018, totaled $2,028.

The Company used the net proceeds of the Term Loan Facility to repay both the Miami Loan and the MoBay Loan, and the remaining proceeds will be used for capital expenditures to complete the Old Harbour Terminal, as well as for additional storage and regasification facilities for small-scale customers.

Montego Bay Loan

In June 2016, NFE North Holdings Limited (“NNHL”), a subsidiary, entered into a Syndicated Loan Agreement (the “MoBay Loan”) with National Commercial Bank Jamaica Limited for an aggregate amount of $44,000, maturing on June 5, 2023, in connection with the construction of the LNG Terminal in Montego Bay, Jamaica.The MoBay Loan was to be repaid in 77 monthly payments of $452 commencing from December 6, 2016, and a final balloon payment of $9,172 due on the maturity date. Borrowings under the loan bore interest at 8.1%. The MoBay loan was secured by the LNG Terminal in Montego Bay, Jamaica.

During the construction period of certain projects in 2016, related interest expense and borrowings costs were capitalized as such costs were directly attributed to the construction. The capitalized interest was amortized as part of the capitalized cost of the asset that is subject to a direct finance lease upon its completion. Interest expense, inclusive of amortized debt fees for the nine months ended September 30, 2018 and 2017 totaled $2,402 and $2,735 respectively.

The Company used the net proceeds of the Term Loan Facility entered into in August 2018 to repay the MoBay Loan. The Company was subject to a prepayment fee of 1% on the MoBay Loan, and paid $345 in September 2018 to lenders in conjunction with the repayment of the MoBay Loan. Unamortized deferred financing costs recorded as a reduction in long-term debt at the time of the repayment were $1,404. These unamortized deferred financing costs were written off in conjunction with the repayment and included within Loss on extinguishment of debt along with the prepayment penalty in the condensed consolidated statements of operations and comprehensive loss.

Miami Loan

In November 2014, LNG Holdings (Florida) LLC (“LHFL”), a controlled subsidiary, entered into a Credit Agreement (the “Miami Loan”) with a bank for an initial aggregate amount of $40,000, maturing on May 24, 2018, in connection with the construction of an LNG facility in Hialeah, Florida. Borrowings under the loan bore interest at a rate selected by LHFL of either (i) a LIBOR based rate, with a floor of 1.00%, plus a spread of 5.00%, or (ii) subject to a floor of 2%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus ½ of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 4.00%. Subject to certain conditions, the Miami Loan could be extended for an additional term of up to 18 months. If the Miami Loan was extended past the original maturity date, the spread on LIBOR and Base Rate increases to 5.50% and 4.50%, respectively. The Miami Loan also required unused commitment fees of 1.25% per annum on undrawn amounts. The Miami Loan was secured by all of the assets of LHFL, which consists primarily of the Miami Facility.

The Miami Loan required periodic payments of interest on either a monthly, quarterly or semi-annual basis, depending upon the interest rate option selected by LHFL. In addition, with respect to LIBOR based borrowings, LHFL, at its option, could elect to defer up to ten interest periods outstanding at any point in

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

time. The Miami Loan also required annual amortization in an amount equal to 1% of the amount outstanding. The Miami Loan could be prepaid without penalty after the first anniversary of the closing of the Miami Loan. At the time of the extinguishment of the debt in August 2018 and as of December 31, 2017, interest was calculated based on 7.58% and 6.57%, respectively. Interest expense, inclusive of amortized debt fees for the nine months ended September 30, 2018 and 2017, totaled $1,989 and $2,106 respectively.

On May 16, 2018, the Company extended the maturity to November 2019. To execute the extension option, the Company paid an extension fee of $388, equating to 1% of the outstanding principal at the time.

The Company used the net proceeds of the Term Loan Facility entered into in August 2018 to repay the Miami Loan. The outstanding principal balance at the time of the repayment was $38,707; the Company agreed to repay lenders $37,255 to extinguish the liability, and as such a gain on extinguishment of $1,452 was recorded within Loss on extinguishment of debt in the condensed consolidated statements of operations and consolidated loss. The gain was partially offset by the write-off of unamortized deferred financing costs recorded as a reduction in long-term debt of $321.

15.	Income taxes

The Company operates in the U.S. and multiple foreign jurisdictions. As a pass-through entity for U.S. federal tax purposes, no income tax provision or benefit for U.S. income taxes has been recorded for the periods presented.

Jamaica

The Company’s subsidiaries incorporated in Jamaica are subject to income tax which is computed at 25% of the relevant subsidiaries’ results for the year, adjusted for tax purposes.

The provision / (benefit) for the taxes on income consists of the following:

	September 30, 2018	September 30, 2017
Current income tax	$90	$35
Deferred income tax	309	784
Total	$399	$819

The effective tax rate for the nine months ended September 30, 2018 and September 30, 2017 was (0.93)% and (4.37)%, respectively. As a pass through entity, the Company’s statutory rate is 0% and the entire difference between the statutory and effective rate is attributable to foreign taxes.

The Company has not recorded a liability for uncertain tax positions as of September 30, 2018 and December 31, 2017. The Company remains subject to periodic audits and reviews by the taxing authority, and the Company’s returns since its formation remain open for examination.

Bermuda

The Company has subsidiaries incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Bermuda government that, in the event of income or capital gain taxes being imposed, it will be exempted from such taxes until the period 2035.

16.	Commitments and contingencies

Contingencies

As of December 31, 2016, the Company had accrued for $1,204 of tangible personal property tax levied in the State of Florida in respect of the LNG Plant in Hialeah. During 2017, the Company paid this amount in full and subsequently took legal proceedings to challenge the tax amount for a full or partial rebate. The

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

Company successfully challenged the tax amount, including penalties, and received a full rebate. The State of Florida has appealed the determination and the Company repaid the rebate amount in order to avoid penalties and charges while the appeal is under consideration.

As of the date at which these condensed consolidated financial statements were issued, the appeal has not been concluded. Should the State of Florida lose the appeal the Company expects a full refund which will be recognized as a gain contingency recognized in earnings when the cash is received.

17.	Members’ equity

On December 29, 2017, 2,314,752 common shares (no par value) were subscribed for consideration of $70,050 and recorded within Members’ capital on the condensed consolidated balance sheets. Of the total amount subscribed, $20,050 was received during 2017 and $50,000 was received after December 31, 2017 which was recorded as Stock subscriptions receivable offsetting Members’ capital on the condensed consolidated balance sheets.

In January 2018, the Company issued 665,843 common shares (no par value) for $20,150 in proceeds.

18.	Leases, as lessee

During the nine months ended September 30, 2018 and September 30, 2017, the Company recognized rental expense for all operating leases of $16,831 and $13,043, respectively, related primarily to LNG vessel time charters, office space, a land site lease, and marine port berth leases.

19.	Related party transactions

Management services

In the ordinary course of business, Fortress, through affiliated entities, charges the Company for administrative and general expenses incurred. The portion of such charges that are attributable to the Company totaled $1,789 and $2,812 for nine months ended September 30, 2018 and 2017, respectively, and are included within Selling, general and administrative in the condensed consolidated statements of operations and comprehensive loss. As of September 30, 2018 and December 31, 2017, $735 and $2,054 were due to Fortress, respectively.

The Company is controlled by a Member who owned or leased aircraft that the Company chartered from a third-party aircraft operator for business purposes in the course of operations. The Company paid the aircraft operator market rates for the charters of $1,906 and $1,204 for the nine months ended September 30, 2018 and 2017, respectively, and these amounts are included in the activity and balances disclosed above.

Land lease

The Company has a land and office lease with Florida East Coast Industries, LLC (“FECI”) an affiliate of the Company. The expense for the nine months ended September 30, 2018 and 2017 totaled $213 and $216, respectively, and is included within Operations and maintenance in the condensed consolidated statements of operations and comprehensive loss. As of September 30, 2018 and December 31, 2017, $26 and $37 were due to FECI, respectively.

DevTech Investment

In August 2018, the Company entered into a consulting arrangement with DevTech, a third-party consultant, to provide business development services to increase the customer base of the Company. DevTech also contributed cash consideration in exchange for a 10% interest in a consolidated subsidiary. The 10% interest is reflected as non-controlling interest in the Company’s condensed consolidated financial statements. DevTech also purchased 10% of a note payable due to an affiliate of the Company for $372. The outstanding note payable due to DevTech is included in Other long-term liabilities in the condensed consolidated balance sheet as of September 30, 2018. For the nine-month period ended September 30, 2018, interest expense on the note payable due to DevTech was $2.

Notes to Condensed Consolidated Financial Statements
(Unaudited, in thousands of U.S. Dollars)

Florida East Coast Railway (“FECR”)

The Company was affiliated with FECR, an entity previously majority-owned by an affiliate of Fortress, and sells LNG to FECR under a purchase and sale agreement entered into in December 2016. FECR was sold by Fortress on June 30, 2017, the date from which FECR was no longer considered affiliated with the Company. During the nine months ended September 30, 2017, the Company made sales of LNG to FECR totaling $1,618 for the period FECR was affiliated with the Company.

Due to/from Affiliates

The tables below summarizes the balances outstanding with affiliates at September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
Amounts due to affiliates	$761	$2,091
20.	Subsequent events

Debt

In October 2018, the Company drew $110 million on the Term Loan Facility. Total principal amounts outstanding after this draw are $240 million. These proceeds will be used to complete the Old Harbour Terminal, as well as for additional storage and regasification facilities for small-scale customers.

Management performed an evaluation of subsequent events through November 9, 2018, the date the condensed consolidated financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Members of New Fortress Energy Holdings LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of New Fortress Energy Holdings LLC (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive loss, changes in members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Certified Public Accountants

We have served as the Company’s auditor since 2016.

Philadelphia, Pennsylvania
August 16, 2018

New Fortress Energy Holdings LLC
Consolidated Balance Sheets
As of December 31, 2017 and 2016
(in thousands of U.S. dollars, except share amounts)

	December 31, 2017	December 31, 2016
Assets

Current assets
Cash and cash equivalents	$84,708	$180,650
Restricted cash	13,623	3,471
Receivables	19,417	16,235
Finance leases, net	1,178	508
Inventory	11,152	7,656
Prepaid expenses and other current assets	24,875	3,360
Total current assets	154,953	211,880

Available-for-sale investment	6,333	3,363
Restricted cash	20,000	5,000
Construction in progress	35,413	4,668
Property, plant and equipment, net	69,350	70,633
Finance leases, net	94,077	92,320
Deferred tax assets, net	—	361
Other non-current assets	1,064	829
Total assets	$381,190	$389,054

Liabilities

Current liabilities
Current portion of long-term debt	$5,828	$5,828
Accounts payable	6,352	5,283
Accrued liabilities	17,499	10,397
Property taxes payable	—	1,204
Due to affiliates	2,091	1,197
Other liabilities	329	570
Total current liabilities	32,099	24,479

Long-term debt	69,425	74,557
Deferred tax liability, net	160	—
Other long-term liabilities	596	648
Total liabilities	102,280	99,684

Commitments and contingences (Note 16)

Members’ equity
Members’ capital, no par value, 500,000,000 shares authorized, 65,665,037 shares issued and outstanding as of December 31, 2017; 65,000,000 shares issued and outstanding as of December 31, 2016	406,591	336,683
Stock subscription receivable	(50,000)	—
Accumulated deficit	(80,347)	(48,676)
Accumulated other comprehensive income	2,666	1,363
Total members’ equity	278,910	289,370

Total liabilities and members’ equity	$381,190	$389,054

The accompanying notes are an integral part of these consolidated financial statements.

New Fortress Energy Holdings LLC
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2017 and 2016
(in thousands of U.S. dollars, except share and per share amounts)

	2017	2016
Revenues
Operating revenue	$82,104	$18,615
Other revenue	15,158	2,780
Total revenues	97,262	21,395

Operating expenses
Cost of sales	78,692	22,747
Operations and maintenance	7,456	5,205
Selling, general and administrative	33,343	18,160
Depreciation and amortization	2,761	2,341
Total operating expenses	122,252	48,453

Operating (loss)	(24,990)	(27,058)

Interest expense	6,456	5,105
Other (income), net	(301)	(53)
Loss on extinguishment of debt	—	1,177
Loss before taxes	(31,145)	(33,287)
Tax provision (benefit)	526	(361)
Net loss	$(31,671)	$(32,926)

Net loss per share – basic and diluted	$(0.49)	$(0.56)
Weighted average number of shares outstanding – basic and diluted	65,006,140	58,753,425

Other comprehensive (loss):
Net loss	$(31,671)	$(32,926)
Unrealized (gain) on available-for-sale investment	(1,303)	(1,363)
Comprehensive (loss)	$(30,368)	$(31,563)

Pro forma information (unaudited):
Loss before taxes	$(31,145)
Pro forma income tax expense	526
Pro forma net loss	$(31,671)
Pro forma net loss per share – basic and diluted	$(0.49)
Weighted average pro forma number of shares outstanding – basic and diluted	65,006,140

The accompanying notes are an integral part of these consolidated financial statements.

New Fortress Energy Holdings LLC
Consolidated Statements of Changes in Members’ Equity
For the years ended December 31, 2017 and 2016
(in thousands of U.S. dollars)

	Number of common shares	Members’ capital	Stock subscription receivable	Accumulated deficit	Accumulated other comprehensive income	Members’ equity
Balance as of January 1, 2016	50,000,000	$36,983	$—	$(15,750)	$—	$21,233

Net loss	—	—	—	(32,926)	—	(32,926)
Other comprehensive income	—	—	—	—	1,363	1,363
Capital contributions	15,000,000	300,776	—	—	—	300,776
Costs of issuing capital	—	(1,076)	—	—	—	(1,076)

Balance as of December 31, 2016	65,000,000	336,683	—	(48,676)	1,363	289,370

Net loss	—	—	—	(31,671)	—	(31,671)
Other comprehensive income	—	—	—	—	1,303	1,303
Capital contributions	2,317,252	70,100	—	—	—	70,100
Costs of issuing capital	—	(192)	—	—	—	(192)
Stock subscription receivable	(1,652,215)	—	(50,000)	—	—	(50,000)

Balance as of December 31, 2017	65,665,037	$406,591	$(50,000)	$(80,347)	$2,666	$278,910

The accompanying notes are an integral part of these consolidated financial statements.

New Fortress Energy Holdings LLC
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016
(in thousands of U.S. dollars)

	2017	2016
Cash flows from operating activities
Net loss	$(31,671)	$(32,926)
Adjustments for:
Amortization of debt issuance costs	696	775
Depreciation and amortization	3,214	2,389
Accretion on asset retirement obligations	53	12
Loss on extinguishment of debt	—	1,177
Deferred taxes	521	(361)
Abandoned project cost	1,289	—
(Increase) in receivables	(3,114)	(16,149)
(Increase) in inventories	(3,496)	(7,656)
(Increase) in other assets	(21,738)	(2,883)
(Decrease) increase in accounts payable/accrued liabilities	(110)	9,824
(Decrease) increase in property taxes payable	(1,204)	1,204
Increase in amounts due to/from affiliates	894	573
(Decrease) increase in other liabilities	(226)	528
Net cash used in operating activities	(54,892)	(43,493)

Cash flows from investing activities
Purchase of available-for-sale investment	(1,667)	(2,000)
Increase in restricted cash	(22,538)	(5,715)
Principal receivable for finance lease, net	536	—
Capital expenditures	(28,727)	(96,325)
Net cash used in investing activities	(52,396)	(104,040)

Cash flows from financing activities
Increase in restricted cash	(2,614)	1,763
Proceeds from borrowings of debt	—	44,000
Repayment of debt	(5,828)	(65,853)
Payment of deferred financing costs	—	(2,031)
Proceeds from and (repayment of) Member’s note	(120)	120
Capital contributed from Members	20,100	300,776
Payment of stock issuance costs	(192)	(1,076)
Net cash provided by financing activities	11,346	277,699

Net (decrease) increase in cash and cash equivalents	(95,942)	130,166
Cash and cash equivalents – beginning of year	180,650	50,484
Cash and cash equivalents – end of year	$84,708	$180,650

Supplemental disclosure of non-cash investing and financing activities:
Changes in accrued construction in progress costs and property, plant and equipment	$7,997	$(4,368)
Changes in accrued costs for assets subject to finance lease	284	—
Amortized debt issuance cost capitalized	—	689
Principal receivable for finance lease, net	68	86
Asset retirement obligations	—	543
Cash paid for interest, net of capitalized interest	5,725	4,329
Cash paid for taxes	5	—

The accompanying notes are an integral part of these consolidated financial statements.

New Fortress Energy Holdings LLC
Notes to Consolidated Financial Statements
December 31, 2017
(in thousands of U.S. dollars)

1.	Organization

New Fortress Energy Holdings LLC (“NFE,” together with its subsidiaries, the “Company”) is a Delaware limited liability company formed on September 11, 2015. The Company is an integrated gas-to-power company that seeks to use “stranded” natural gas to satisfy the world’s large and growing power needs. The Company's mission is to provide modern infrastructure solutions to create cleaner, reliable energy while generating a positive economic impact worldwide. The Company's business model is simple, yet unique for the liquefied natural gas (“LNG”) industry. The Company aims to deliver targeted energy solutions to customers around the world, thereby reducing their energy costs and diversifying their energy resources, while also reducing pollution. The Company currently sources LNG from a combination of its own liquefaction facility in Miami, Florida and purchases on the open market. The Company has liquefaction and regasification operations in the United States and Jamaica. The Company is majority-owned by a private equity fund managed by an affiliate of Fortress Investment Group LLC (“Fortress”).

The Company manages, analyzes and reports on its business and results of operations on the basis of one operating segment. The chief operating decision maker makes resource allocation decisions and assesses performance based on consolidated financial information presented on the delivery of an integrated solution to our customers.

2.	Significant accounting policies

The principal accounting policies adopted are set out below.

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements were prepared in accordance with US generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All consolidated subsidiary entities are wholly-owned. All significant intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates and related assumptions regularly. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

(c)	Foreign currencies

The Company’s functional and reporting currency is the U.S. dollar. Purchases and sales of assets and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. Net realized foreign currency gains or losses relating to the differences between these recorded amounts and the U.S. dollar equivalent actually received or paid are included within Other (income), net in the consolidated statements of operations and comprehensive loss.

(d)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(e)	Restricted cash

Restricted cash consists of funds that are contractually restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on the consolidated balance sheets.

(f)	Receivables

Receivables are reported net of allowances for doubtful accounts. Impaired receivables are specifically identified and evaluated for expected losses. The expected loss on impaired receivables is primarily determined based on the debtor’s ability to pay and the estimated value of any collateral, and such losses are recorded as Selling, general and administrative within the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2017 and 2016, no bad debt expense was recognized with respect to receivables, and there is no recorded allowance for doubtful accounts.

(g)	Inventories

LNG and natural gas inventories are recorded at weighted average cost, and materials and other inventory are recorded at cost. The Company’s cost to convert from natural gas to LNG, which primarily consists of depreciation of the liquefaction facilities, is reflected in Inventory on the consolidated balance sheets.

Inventory is subject to the lower of cost or net realizable value each month. Changes in the value of inventory are recorded within Cost of sales in the consolidated statements of operations and comprehensive loss.

LNG is subject to “boil-off”, a natural loss of gas volume over time when LNG is exposed to environments with temperatures above its optimum storage state. Boil-off losses are expensed through Cost of sales in the consolidated statements of operations and comprehensive loss in instances where gas cannot be contained and recycled back into the production process in the period in which the loss occurs.

(h)	Construction in progress

Construction in progress is recorded at cost, and at the point at which the constructed asset in progress is put into use, the full cost of the asset is reclassified from Construction in progress to Property, plant and equipment, net or Finance leases, net on the face of the consolidated balance sheets. Depreciation is not recognized during the construction period.

The interest cost associated with major development and construction projects is capitalized during the construction period and included in the cost of the project in Construction in progress. Interest expense of $0 and $3,517 was capitalized during the years ended December 31, 2017 and 2016, respectively, in addition to amortized debt issuance costs disclosed in Note 2(m).

(i)	Property, plant and equipment, net

Property, plant and equipment is recorded at cost. Expenditures for construction activities and betterments that extend the useful life of the asset are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred within Operations and maintenance in the consolidated statements of operations and comprehensive loss. The Company depreciates property, plant and equipment using the straight-line depreciation method over the estimated economic useful life of the asset.

Useful life (Yrs)
LNG liquefaction facilities	20-30
ISO containers	15
Vehicles	10
Computer equipment	3

The Company reviews the remaining useful life of its assets on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies is warranted.

Upon retirement or disposal of property, plant and equipment, the cost and related accumulated depreciation are removed from the account, and the resulting gains or losses, if any, are recorded in the consolidated statements of operations and comprehensive loss.

(j)	Asset retirement obligations (“AROs”)

AROs are recognized for legal obligations associated with the retirement of long-lived assets that result from the acquisition, leasing, construction, development and/or normal use of the assets and for conditional AROs in which the timing or method of settlement are conditional on a future event. The fair value of a liability for an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and is accreted to its final value over the life of the liability. The initial fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset.

The Company estimates the fair value of the ARO liability based on the present value of expected cash flows using a credit-adjusted risk-free rate. Liabilities for AROs may be incurred over more than one reporting period if the events that create the obligation occur over more than one period or if estimates change.

(k)	Impairment of long-lived assets

The Company performs a recoverability assessment of each of its long-lived assets whenever events or changes in circumstances, or indicators, indicate that the carrying amount of an asset may not be recoverable. Indicators may include, but are not limited to, a significant supply contract restructuring or early termination; significant decrease in LNG and natural gas demand; a decision to discontinue the development of a long-lived asset; or the introduction of newer technology.

When performing a recoverability assessment, the Company measures whether the estimated future undiscounted net cash flows expected to be generated by the asset exceeds its carrying value. In the event that an asset does not meet the recoverability test, the carrying value of the asset will be adjusted to fair value resulting in an impairment charge.

Management develops the assumptions used in the recoverability assessment based on active contracts, current and future expectations of the demand for LNG and natural gas as well as information received from third party industry sources. The Company did not record an impairment during the years ended December 31, 2017 and 2016.

(l)	Available-for-sale investment

The Company considers listed equity securities as available-for-sale securities recorded at fair value with unrealized gains or losses recorded in Other comprehensive (loss) and realized gains or losses recorded in earnings in Other (income), net in the statements of operations and comprehensive loss. The Company’s basis on which the cost of the security sold or the amount reclassified out of other comprehensive income into earnings is determined using specific identification. At each balance sheet date, the Company evaluates its available-for-sale securities with unrealized losses to determine if an other-than-temporary impairment has occurred (see Note 9).

(m)	Long-term debt and debt issuance costs

The Company’s debt consists of credit facilities with banks. Costs directly related to the issuance of debt are reported in the consolidated balance sheets as a reduction from the carrying amount of the recognized debt liability and amortized over the term of the debt. Interest and related amortization of debt issuance costs recognized during major development and construction projects are capitalized and included in the cost of the project. Amortization of debt issuance costs were $696 and $1,464 for the years ended December 31, 2017 and 2016, respectively, of which $0 and $689 were capitalized.

(n)	Legal and other contingencies

The Company may be involved in legal actions in the ordinary course of business, including governmental and administrative investigations, inquiries and proceedings concerning employment, labor, environmental and other claims. The Company will recognize a loss contingency in the statements of operations and comprehensive loss when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will disclose any loss contingencies that do not meet both conditions if there is a reasonable possibility that a loss may have been incurred. Gain contingencies are not recorded until they are realized.

(o)	Revenue recognition

Operating revenues from the sales of LNG and natural gas are recognized when the LNG or natural gas is delivered to the customer, either when the natural gas arrives at the customer’s flange or at the time that title to the LNG is transferred to the customer. Title typically transfers either when shipped or delivered to the customers’ storage facilities, depending on the terms of the contract. Shipping and handling costs related to the Company’s sales of LNG and natural gas are included in Cost of sales.

The Company collects sales taxes from its customers on sales of taxable products and remits such collections to the appropriate taxing authority. Sales tax collections are presented in the consolidated statements of operations and comprehensive loss on a net basis and, accordingly, are excluded from reported revenues.

The Company leases certain facilities and equipment to its customers which are accounted for as direct financing leases. Direct financing leases, net represents the minimum lease payments due, net of unearned revenue. The lease payments are segregated into principal and interest components similar to a loan. Unearned revenue is recognized on an effective interest method over the lease term and Other revenue in the consolidated statements of operations and comprehensive loss is primarily comprised of such interest revenue. The principal components of the lease payment are reflected as a reduction to the net investment in the finance lease.

The Company’s contracts with customers to supply LNG may contain a lease of equipment. The Company allocates consideration received from customers between lease and non-lease components based on the relative fair value of each component.

(p)	Leases, as lessee

Lease agreements are evaluated to determine whether they are capital or operating leases. When substantially all of the risks and benefits of property ownership have been transferred to the Company, as determined by the test criteria in ASC 840, Leases, the lease is recognized as a capital lease. All other leases are classified as operating leases.

Rents payable under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the term of the relevant lease.

(q)	Taxation

Federal and state income taxes

New Fortress Energy Holdings LLC is a limited liability company, which is considered a pass-through entity for federal income tax purposes, and thus no provision for federal income taxes has been recognized in these consolidated financial statements. The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable. The tax returns filed by the Company since inception are subject to examination by the U.S. federal and state tax authorities.

Upon consummation of the anticipated public offering (“Proposed Offering”), the Company will contribute all of its interests in its subsidiaries and its limited assets to a subsidiary of New Fortress Energy LLC (the “Registrant”). The Registrant has elected to be taxed as a corporation and will become subject to corporate U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for the year ended December 31, 2017. Pro forma tax expense was computed using an estimated effective rate of (1.7%), inclusive of applicable U.S. federal, state, and foreign taxes. The Company is in a net operating loss position for the year ended December 31, 2017 and has assessed a valuation allowance against all of its U.S. net deferred tax assets. As such, no pro forma tax expense was computed for U.S. federal and state income tax purposes. The Company’s subsidiaries incorporated in Jamaica are subject to income tax at a statutory tax rate of 25%. The pro forma tax expense is entirely attributable to Jamaica.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the U.S. tax code. The Tax Act makes broad and complex changes to the U.S. tax code that will impact many areas of taxation. Additionally, there are numerous interpretive issues and ambiguities that are not clearly addressed in current Tax Act guidance. Due to the complex nature of the Tax Act, including whether U.S. states will conform to the Tax Act in full or in part, the Company has not yet completed its accounting for the income tax effects of the Tax Act, and is not able to determine at this time the impact on the Company’s consolidated financial statements.

Foreign taxes

Certain subsidiaries of NFE are subject to income tax in the local jurisdiction in which they operate; foreign taxes are computed based on the taxable income computed at the local jurisdictional tax rate.

Other taxes

Certain subsidiaries of New Fortress Energy Holdings LLC may be subject to payroll taxes, excise taxes, property taxes, sales and use taxes, as well as income taxes in foreign countries in which they conduct business. In addition, certain subsidiaries are exposed to local state taxes such as franchise taxes. Local state taxes that are not income taxes are recorded within Other (income), net in the consolidated statements of operations and comprehensive loss.

(r)	Net loss per share

Net loss per share (“EPS”) is computed in accordance with GAAP. Basic EPS is computed by dividing net loss attributable to members by the weighted average number of common shares outstanding during the period. Diluted EPS reflects potential dilution and is computed by dividing net loss attributable to members by the weighted average number of common shares outstanding during the period increased by the number of additional common shares that would have been outstanding if all potential common shares had been issued and were dilutive. For the year ended ended December 31, 2017 and 2016 there were no potentially dilutive shares outstanding.

Unaudited pro forma net loss per share

Pro forma net loss per share has been presented for the most recent period. Pro forma basic and diluted net loss per share was computed by dividing pro forma net loss by the weighted average number of common shares outstanding for the year ended December 31, 2017.

3.	Adoption of new and revised standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In July 2015, the Financial Accounting Standrards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. ASU 2015-11 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016, and the Company adopted the new standard beginning January 1, 2017. Adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

(a)	New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2017 and not early adopted:

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. This is intended to limit the treatment of restricted cash in the statement of cash flows as the FASB acknowledged there is currently diversity in practice regarding the presentation of restricted cash within the statement of cash flows. The Company will adopt ASU 2016-18 during the year beginning January 1, 2019 and is currently evaluating the effect that ASU 2016-18 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight specific cash flow issues with an intention to reduce the existing diversity in practice. The Company will adopt ASU 2016-15 during the year beginning January 1, 2019 and does not expect a material effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020, with early adoption permitted. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

(b)	New and amended standards adopted by the Company:

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Most of the provisions of ASU 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2018. The Company will adopt ASU 2016-01 during the year beginning January 1, 2019 and is currently evaluating the effect that ASU 2016-01 will have on the Company’s consolidated financial statements.

In November 2015, the FASB issued accounting guidance that is designed to improve the way deferred taxes are classified on organizations’ balance sheets. ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, is part of the FASB’s simplification initiative designed to reduce complexity in financial reporting without sacrificing the quality of information provided to users. The new standard requires deferred tax liabilities and assets to be classified as non-current. The standard applies to all organizations that present a balance sheet. The Company adopted this guidance for the year beginning January 1, 2018 and the adoption of this guidance will not have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) which provides a single comprehensive model for recognizing revenue from contracts with customers and supersedes existing revenue recognition guidance. The new standard requires that a company recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the company expects to receive in exchange for those goods or services. Companies will need to use more judgment and estimates than under the guidance currently in effect, including estimating the amount of variable consideration to recognize over each identified performance obligation. Additional disclosures will be required to help users of financial statements understand the nature, amount and timing of revenue and cash flows arising from contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year, making it effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, while also providing for early adoption but not before the original effective date. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

4.	Risks and uncertainties

In the normal course of business, the Company encounters several significant types of economic risks including credit, market and capital market risks. Credit risk arises from cash and cash equivalents and restricted cash held with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

All of the Company’s cash and cash equivalents and restricted cash is held with banks and financial institutions with high credit ratings assigned by international credit-rating agencies. For customers and other counterparties, the credit quality is assessed by taking into account its external ratings published by international credit-rating agencies, if any, or its financial position, past experience and other factors. Transactions are entered into with customers and counterparties that are deemed to be of adequate credit quality by management.

The Company has a concentration of credit with a key customer, a company incorporated in Jamaica, West Indies. See Note 21 for additional details about the Company’s customer concentrations.

The Company, through its subsidiaries, also conducts operations outside of the United States; such international operations are subject to the same risks as those associated with its United States operations as well as additional risks, including unexpected changes in regulatory requirements, heightened risk of political and economic instability, potentially adverse tax consequences and the burden of complying with foreign laws. The Company is also exposed to foreign currency risk attributable to cash flows received or paid in currencies other than the US dollar.

The Company is also exposed to interest rate risk on its variable rate borrowings, primarily the Miami Loan (defined in Note 14). Increases in the market rate of interest could impact the Company’s results of operations and that impact could be material.

5.	Fair value

Fair value measurements and disclosures require the use of valuation techniques to measure fair value that maximize the use of observable inputs and minimize use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1 – observable inputs such as quoted prices in active markets for identical assets or liabilities.
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs.
•	Level 3 - unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

•	Market approach – uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•	Income approach – uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts.
•	Cost approach – based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The following table presents the Company’s financial assets that are measured at fair value at December 31, 2017:

	December 31, 2017
	Level 1	Level 2	Level 3	Total	Valuation technique
Assets
Cash and cash equivalents	$84,708	$—	$—	$84,708	Market
Restricted cash	33,623	—	—	33,623	Market
Available-for-sale investment	6,333	—	—	6,333	Market
Total	$124,664	$—	$—	$124,664

The following table presents the Company’s financial assets that are measured at fair value at December 31, 2016:

	December 31, 2016
	Level 1	Level 2	Level 3	Total	Valuation technique
Assets
Cash and cash equivalents	$180,650	$—	$—	$180,650	Market
Restricted cash	8,471	—	—	8,471	Market
Available-for-sale investment	3,363	—	—	3,363	Market
Total	$192,484	$—	$—	$192,484

At December 31, 2017 and 2016, the Company had no liabilities that were measured at fair value on a recurring basis. The Company estimates fair value of outstanding debt using a discounted cash flows method based on current market interest rates for debt issuances with similar remaining years to maturity and adjusted for credit risk. The Company has estimated that the carrying value of the outstanding Miami Loan (defined in Note 14) and the outstanding MoBay Loan (defined in Note 14) approximates fair value. The fair value estimate is classified as Level 3 in the fair value hierarchy.

6.	Restricted cash

As of December 31, restricted cash consisted of the following:

	2017	2016
Collateral for performance under customer agreements	$20,000	$5,000
Collateral for LNG purchases	7,000	—
Debt service reserve accounts (Note 14)	5,339	2,725
Customs and performance bonds	914	683
Other restricted cash	370	63
Total restricted cash	$33,623	$8,471
Current restricted cash	$13,623	$3,471
Non-current restricted cash	20,000	5,000
7.	Inventory

As of December 31, inventory consisted of the following:

	2017	2016
LNG and natural gas inventory	$10,593	$7,532
Materials, supplies and other	559	124
Total	$11,152	$7,656

8.	Prepaid expenses and other current assets

As of December 31, prepaid expenses and other current assets consisted of the following:

	2017	2016
Prepaid LNG	$16,665	$—
Prepaid charter costs	1,581	1,374
Prepaid expenses	5,265	651
Deposits	1,238	1,143
Other current assets	126	192
Total	$24,875	$3,360

Prepaid LNG consists of payments for 2,808,587 MMBtus of LNG that have been prepaid by the Company as of December 31, 2017. The Company took delivery of these volumes in February 2018.

The Company has entered into ship time charter commitments in order to transport LNG from suppliers to the Company’s terminal facility at the Port of Montego Bay, Jamaica. In order to secure the vessel charters, charter hire costs are required to be paid in advance and are recorded within ‘Prepaid expenses and other current assets’ on the consolidated balance sheets.

The balances of deposits as of December 31, 2017 and 2016 primarily consists of $900 attributed to gas supply reservation deposit and $135 attributed to a land lease deposit with a related party (See Note 20).

9.	Available-for-sale investment

During 2016 and 2017, the Company invested in equity securities of an international oil and gas drilling contractor. The following tables present the number of shares, cost and fair value of the investment:

	December 31, 2017
(in thousands of U.S. dollars except number of shares)	Number of Shares	Cost	Fair value
Available-for-sale investment	1,476,280	$3,667	$6,333
	December 31, 2016
(in thousands of U.S. dollars except number of shares)	Number of Shares	Cost $	Fair value $
Available-for-sale investment	1,000,000	$2,000	$3,363

The movement of available-for-sale financial assets is summarized below:

	2017	2016
At January 1	$3,363	$—
Purchases	1,667	2,000
Unrealized gain	1,303	1,363
At December 31	$6,333	$3,363
10.	Construction in progress

The Company’s construction in progress activity during 2017 and 2016, is detailed below:

	2017	2016
As of January 1	$4,668	$70,792
Additions	36,017	88,825
Transferred to finance leases, net (Note 12)	(3,033)	(92,828)
Transferred to property, plant and equipment, net (Note 11)	(950)	(62,121)
Abandoned project	(1,289)	—
As of December 31	$35,413	$4,668

Management determined it appropriate to expense $1,289 in 2017 as the decision was made to abandon the related project.

11.	Property, plant and equipment, net

At December 31, the Company’s property, plant and equipment, net consisted of the following:

	2017	2016
LNG liquefaction facilities	$66,203	$65,452
ISO containers	7,899	7,418
Vehicles	551	21
Computer equipment	289	142
Accumulated depreciation	(5,592)	(2,400)
Total property, plant and equipment, net	$69,350	$70,633

Depreciation for the years ended December 31, 2017 and 2016 totaled $3,214 and $2,389, respectively, of which $453 and $48 is respectively included within Cost of sales in the consolidated statements of operations and comprehensive loss.

12.	Finance leases, net

The Company placed its Montego Bay LNG terminal into service on October 30, 2016, which has been accounted for as a direct finance lease. In addition, the Company also has entered into other arrangements to lease equipment to customers during the year which are accounted for as direct finance leases. The components of the direct finance leases at December 31, 2017 and 2016 are as follows:

	2017	2016
Finance leases	$323,281	$335,558
Unearned income	(228,026)	(242,730)
Finance leases, net	$95,255	$92,828
Current portion	$1,178	$508
Non-current portion	94,077	92,320

Receivables related to the Company’s direct finance leases are primarily with a national utility that generates consistent cash flow. Therefore, the Company does not expect a material impact to the results of operations or financial position due to nonperformance from such counterparty.

At December 31, 2017, future minimum lease payments to be received under direct finance leases for the remainder of the respective lease terms is as follows:

Year ending December 31:
2018	$16,157
2019	16,157
2020	16,156
2021	16,156
2022	16,101
Thereafter	242,554
Total	$323,281

13.	Accrued liabilities

As of December 31, accrued liabilities consisted of the following:

	2017	2016
Accrued expenses	$8,879	$7,022
Accrued bonuses	8,620	3,375
Total	$17,499	$10,397
14.	Long-term debt

As of December 31, long-term debt consisted of the following:

	2017	2016
Miami Loan, due November 2019	$38,749	$38,688
Montego Bay Loan, due June 2023	36,504	41,697
Total long-term debt	$75,253	$80,385
Current portion of long-term debt	$5,828	$5,828
Non-current portion of long-term debt	69,425	74,557

Below is a schedule of future principal payments that the Company is obligated to make on the outstanding long-term debt as of December 31, 2017:

Years ending December 31,
2018	$5,828
2019	43,777
2020	5,428
2021	5,428
2022	5,428
Thereafter	11,138
Total future principal payments	$77,027
Unamortized deferred financing costs	(1,774)
Total	$75,253

Miami Loan

In November 2014, LNG Holdings (Florida) LLC (“LHFL”), a controlled subsidiary, entered into a Credit Agreement (the “Miami Loan”) with a bank for an initial aggregate amount of $40,000, maturing on May 24, 2018, in connection with the construction of an LNG facility in Hialeah, Florida. Borrowings under the loan bear interest at a rate selected by LHFL of either (i) a LIBOR based rate, with a floor of 1.00%, plus a spread of 5.00%, or (ii) subject to a floor of 2%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus ½ of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 4.00%. Subject to certain conditions, the Miami Loan can be extended for an additional term of up to 18 months. If the Miami Loan is extended past the original maturity date, the spread on LIBOR and Base Rate increases to 5.50% and 4.50%, respectively. The Miami Loan also requires unused commitment fees of 1.25% per annum on undrawn amounts. The Miami Loan is secured by all of the assets of LHFL, which consists primarily of the Miami Facility. In connection with the Miami Loan, the Company paid origination and other fees of $1,363, of which $158 and $619 are unamortized as of December 31, 2017 and 2016, respectively. These costs are capitalized as deferred financing costs and recorded as a reduction in Long-term debt on the consolidated balance sheets.

The Miami Loan requires periodic payments of interest on either a monthly, quarterly or semi-annual basis, depending upon the interest rate option selected by LHFL. In addition, with respect to LIBOR based borrowings, LHFL, at its option, may elect to defer up to ten interest periods outstanding at any point in time. The Miami Loan also requires annual amortization in an amount equal to 1% of the amount outstanding. The Miami Loan can be prepaid without penalty after the first anniversary of the closing of the Miami Loan. At December 31, 2017 and 2016, interest was calculated on the borrowing based on a three-month LIBOR rate (1% floor) plus a spread of 5%, bearing a total interest rate of 6.57% and 6.00%, respectively. Interest expense, inclusive of amortized debt fees for the years ended December 31, 2017 and 2016, totaled $2,845 and $2,740 respectively, of which $0 and $937 was capitalized.

On May 16, 2018, the Company extended the maturity to November 2019. To execute the extension option, the Company paid an extension fee of $388, equating to 1% of the outstanding principal at that time.

Under the terms of the Miami Loan, LHFL is required to maintain a Debt Service Reserve Account (the “DSR Account”) in the amount of $912. Such amount is included as a component of Restricted cash on the Company’s consolidated balance sheets (see Note 6).

As of December 31, 2017 and 2016, LHFL was in compliance with all of the covenants under this agreement.

The Company intends to use the net proceeds of the Term Loan Facility entered into in August 2018 to repay the Miami Loan (defined and discussed in more detail in Note 22).

Montego Bay Loan

In June 2016, NFE North Holdings Limited (“NNHL”), a subsidiary, entered into a Syndicated Loan Agreement (the “MoBay Loan”) with National Commercial Bank Jamaica Limited for an aggregate amount of $44,000, maturing on June 5, 2023, in connection with the construction of the LNG Terminal in Montego Bay, Jamaica. The MoBay Loan is to be repaid in 77 monthly payments of $452 commencing from December 6, 2016, and a final balloon payment of $9,172 due on the maturity date. Borrowings under the loan bear interest at 8.1%. The MoBay loan is secured by the LNG Terminal in Montego Bay, Jamaica.

Under the terms of the MoBay Loan, NNHL is required to maintain a DSR account in an amount equivalent to principal and interest due in the next six months. During the years ended December 31, 2017 and 2016 $2,615 and $1,812, respectively, was deposited in the DSR account and is included as a component of Restricted cash on the Company’s consolidated balance sheets (see Note 6).

In connection with the MoBay Loan, the Company paid origination and other fees of $2,031. These costs are capitalized as deferred financing costs and recorded as a reduction in Long-term debt on the consolidated balance sheets, of which $1,616 and $1,851 are unamortized as of December 31, 2017 and 2016, respectively.

During the construction period of certain projects in 2016, related interest expense and borrowings costs were capitalized as such costs were directly attributed to the construction. The capitalized interest is amortized as part of the capitalized cost of the asset that is subject to a direct finance lease upon its completion. Interest expense, inclusive of amortized debt fees for the years ended December 31, 2017 and 2016, totaled $3,611 and $1,990 respectively, of which $0 and $1,347 was capitalized and accounted for as a finance lease (See Note 12).

Financial covenants stipulated by the Syndicated Loan Agreement did not come into effect until December 31, 2017. As of December 31, 2017, NNHL was in compliance with all covenants under this agreement.

The Company intends to use the net proceeds of the Term Loan Facility entered into in August 2018 to repay the MoBay Loan. The Company is subject to a prepayment fee of 1% on the MoBay Loan.

Corporate Loan

On December 21, 2015, NFE Atlantic Holdings LLC (“NAHL”), a subsidiary, entered into a Credit Agreement (the “Corporate Loan”) with a bank for an initial aggregate amount of $65,000, which matured on December 20, 2016. The Corporate Loan was for general corporate purposes, including present and future construction projects under development in various locations.

The Corporate Loan provided for an exit fee of 2% of the aggregate principal amounts repaid, whether by prepayment, scheduled repayment or repayment at maturity. An exit fee of $1,297 was accrued ratably over the term of the Corporate Loan and recorded as a component of Accrued liabilities and Interest expense in the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss, respectively. In connection with the Corporate Loan, NAHL paid origination fees of $2,118 which had been recorded as a reduction to debt principal and were amortized over the term of the loan. Total interest expense of $0 and $3,892 was incurred during the years ended December 31, 2017 and 2016, of which $0 and $1,233, respectively, was capitalized.

Under the terms of the Corporate Loan, NAHL was required to maintain a DSR Account in the amount of $3,576.

The Corporate Loan was fully repaid together with the applicable accrued interest of $119 and exit fee of $1,297 for a total of $1,416 on June 3, 2016. Loss on extinguishment of debt of $1,177 was recognized during the year ended December 31, 2016 within the consolidated statements of operations and comprehensive loss.

15.	Income taxes

The Company operates in the U.S. and the Caribbean. As a pass-through entity for U.S. federal tax purposes, no income tax provision or benefit for U.S. income taxes has been recorded for the periods presented.

Jamaica

The Company’s subsidiaries incorporated in Jamaica are subject to income tax which is computed at 25% of the relevant subsidiaries’ results for the year, adjusted for tax purposes.

The provision / (benefit) for the taxes on income consists of the following:

	2017	2016
Current income tax	$5	$—
Deferred income tax	521	(361)
Total	$526	$(361)

The effective tax rate for the year-ended December 31, 2017 and 2016 was (1.7%) and 1.1%, respectively. As a pass through entity, the Company’s statutory rate is 0% and the entire difference between the statutory and effective rate is attributable to foreign taxes.

Deferred income tax assets are recognized for tax loss carry-forwards in certain of the Company’s foreign subsidiaries to the extent that it is more likely than not that the Company will realize the related tax benefit through future taxable profits. Management, through tax-planning assessment and consideration of the relevant subsidiaries fixed revenue streams, believes that it is more likely than not that tax loss carry-forwards will be fully utilized by the subsidiary in future reporting periods. These tax loss carry-forwards do not expire, but will become subject to certain limitations in 2020.

The deferred taxes were as follows for the period ended December 31, 2017 and 2016:

	2017	2016
Accelerated tax depreciation taken on property, plant and equipment underlying the finance lease receivables, and other temporary differences	$(3,757)	$(2,179)
Taxable losses available for offsetting against future taxable income	3,597	2,540
Deferred tax (liability) asset, net at December 31	$(160)	$361

The Company has not recorded a liability for uncertain tax positions as of December 31, 2017 or 2016. We remain subject to periodic audits and reviews by the taxing authority; our returns since our formation remain open for examination.

Bermuda

The Company has subsidiaries incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received an undertaking from the Bermuda government that, in the event of income or capital gain taxes being imposed, it will be exempted from such taxes until the period 2035.

16.	Commitments and contingencies

In conjunction with its principal business activities, the Company enters into various firm commitments in the purchase, production and transportation of LNG and natural gas. Such agreements may include options related to the price of quantities of natural gas under gas purchase and sale agreements, LNG purchase agreements, or options related to the duration of time charters for shipping cargoes. The exercise of these options is dependent upon conditions being fulfilled by the option’s holder and future LNG market levels.

At the balance sheet date, the estimated future cash payments related to outstanding contractual commitments, at market prices as of December 31, 2017, is summarized as follows:

	2018	2019	2020	2021	2022
Natural gas supply purchase obligations	$6,883	$1,151	$1,155	$—	$—
LNG inventory purchases	50,461	—	—	—	—

The future cash payments summarized above represent the Company’s minimum firm purchase commitment as of December 31, 2017. The 2018 commitment for LNG inventory purchases was partially prepaid as of December 31, 2017 in the amount of $16,665. During the years ended December 31, 2017 and 2016, the Company made purchases of $57,613 and $25,800 under unconditional purchase agreements.

Natural gas supply purchase obligations

The Company is a party to contractual purchase commitments with terms of 38 months and 60 months. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. For agreements for supply where there is an active markets, such agreements qualify for and the Company elected the normal purchase exception under the derivatives guidance; therefore, the purchases under these contracts are included in Inventory and Cost of sales as incurred.

LNG inventory purchases and other

On December 20, 2016, the Company committed to the purchase of 756,000 cubic meters of LNG, with half of the commitment delivered in 2017 and half in 2018.

The Company’s lease obligations are discussed in Note 19, Leases, as lessee.

In addition to the above disclosed commitments, in September 2016 the Company made a commitment of up to an estimated $180,000 to build a gas-fired combined heat and power plant in Jamaica under a Joint Development Agreement with a third party prior to commercial agreements being finalized. In August and October 2017 respectively, a Power Purchase Agreement and Steam Supply Agreement were executed, obligating the Company to complete the development subject to the conditions set forth in those agreements.

Contingencies

As of December 31, 2016, the Company had accrued for $1,204 of tangible personal property tax levied in the State of Florida in respect of the LNG Plant in Hialeah. During 2017, the Company paid this amount in full and subsequently took legal proceedings to challenge the tax amount for a full or partial rebate. The Company successfully challenged the tax amount, including penalties, and received a full rebate. The State of Florida has appealed the determination and the Company repaid the rebate amount in order to avoid penalties and charges while the appeal is under consideration.

As at the date at which these consolidated financial statements were issued, the appeal has not been concluded. Should the State of Florida lose the appeal the Company expects a full refund which will be recognized as a gain contingency recognized in earnings when the cash is received.

17.	Members’ equity

In May 2016, the Company received capital contributions of $271 from Fortress Equity Partners (A) LP (“FEP”).

On June 2, 2016, the Company entered into a Limited Liability Company Agreement with its shareholders. Under the agreement, the Company is authorized to issue up to 500,000,000 common shares. On June 2, 2016, the Company issued 65,000,000 common shares (no par value) to Members in proportion to their respective ownership interests, receiving $300,505 of capital contributions. The Company incurred costs of $1,076 in raising capital which was recorded as a reduction of equity on the consolidated balance sheets.

In February 2017, an existing Member purchased 2,500 additional shares for $50.

On December 29, 2017, 2,314,752 common shares (no par value) were subscribed for consideration of $70,050 and recorded within Members’ capital on the consolidated balance sheets. Of the total amount subscribed, $20,050 was received during the period and $50,000 was received after December 31, 2017 which was recorded as Stock subscriptions receivable offsetting Members’ capital on the consolidated balance sheets. The Company incurred costs in raising capital of $192 which was recorded as a reduction of equity on the consolidated balance sheets.

18.	Employee benefit plans

The Company operates a defined contribution plan through a Jamaican service provider for Jamaican employees. For the year ended December 31, 2017 and 2016, expense for the defined contribution plan totaled $46 and $27, respectively, and is included within Cost of sales in the consolidated statements of operations and comprehensive loss.

19.	Leases, as lessee

During the year ended December 31, 2017 and 2016, the Company recognized rental expense for all operating leases of $17,369 and $3,539, respectively, related primarily to LNG vessel time charters, office space, a land site lease, and a marine port berth lease. The land site lease is held with an affiliate (see Note 20) of the Company and has an initial term up to 5 years, and the marine port berth lease had an initial term up to 10 years. Both leases contain renewal options.

Future minimum lease payments under non-cancellable operating leases are as follows:

Year ending December 31:
2018	$15,470
2019	1,863
2020	2,250
2021	2,237
2022	2,237
Thereafter	31,042
Total	$55,099
20.	Related party transactions

Management services

In the ordinary course of business, Fortress, through affiliated entities, charges the Company for administrative and general expenses incurred. The portion of such charges that are attributable to the Company totaled $3,866 and $2,214 for the years ended December 31, 2017 and 2016, respectively, and are included within Selling, general and administrative in the consolidated statements of operations and comprehensive loss. As of December 31, 2017 and 2016, $2,054 and $621 were due to Fortress, respectively.

The Company is controlled by a Member who owned or leased aircraft that the Company chartered from a third-party aircraft operator for business purposes in the course of operations. The Company paid the aircraft operator market rates for the charters of $2,917 and $1,592 for the years ended December 31, 2017 and 2016, respectively, and these amounts are included in the activity and balances disclosed above.

Land lease

As disclosed in Note 19, the Company has a land and office lease with Florida East Coast Industries, LLC (“FECI”). The expense for the year ended December 31, 2017 and 2016 totaled $285 and $302,

respectively, and is included within Operations and maintenance in the consolidated statements of operations and comprehensive loss. As of December 31, 2017 and 2016, $37 and $554 were due to FECI, respectively.

Florida East Coast Railway (“FECR”)

The Company was affiliated with FECR, an entity previously majority-owned by an affiliate of Fortress, and sells LNG to FECR under a purchase and sale agreement entered into in December 2016. FECR was sold by Fortress on June 30, 2017, the date from which FECR was no longer considered affiliated with the Company.

During the years ended December 31, 2017 and 2016, the Company made sales of LNG to FECR totaling $1,618 and $329, respectively, for the periods FECR was affiliated with the Company. As of December 31, 2016, $22 were due to FECR.

Due to/from Affiliates

The tables below summarizes the balances outstanding with affiliates at December 31, 2017 and 2016:

	2017	2016
Amounts due to affiliates	$2,091	$1,197

During the year ended December 31, 2016, the Company received a promissory note from FEP for a principal amount of $120. The note did not require interest and was repaid in full in February 2017.

21.	Customer concentrations

For the years ended and as of December 31, 2017 and 2016, revenue from a significant customer constituted 92% and 61% of total revenues, respectively, and 92% and 96% of total receivables, respectively. In addition to trade receivables, the Company has primarily leased facilities under direct financing leases to this customer. As of December 31, 2017 and 2016, 97% and 100% of the Finance leases, net balance was attributed to this customer.

During the years ended December 31, 2017 and 2016, revenues from external customers that were derived from customers located in the United States was $4,935 and $319, respectively and from customers outside of the United States was $92,327 and $21,076, respectively, all of which was derived from customers in the Caribbean. The Company attributes revenues from external customers to the country in which the party to the applicable agreement has its principal place of business.

As of December 31, 2017 and 2016, long lived assets, which are all non-current assets excluding deferred tax assets and available-for-sale securities, located in the United States were $88,604 and $76,591, respectively and long lived assets located outside of the United States was $131,300 and $96,859, respectively, all of which were located in the Caribbean.

22.	Subsequent events

Purchase and other commitments

On January 18, 2018, the Company signed a timecharter party agreement for a 125,000 cubic meter floating storage and regasification unit commencing from the point at which the vessel is delivered, for an initial term of 15 years, with the option to extend for one additional period of 5 years. Charter costs are charged at a capital rate of $50 per day, and operating expense rate of $22 per day with annual escalation clauses.

On February 21, 2018, the Company committed to purchase an LNG terminal support vessel for $498. The vessel was delivered on April 17, 2018.

On March 2, 2018, the Company entered into a gas purchase agreement with a major Marcellus Shale producer to supply approximately 160 mcf/d or equivalent of approximately 2,000,000 LNG gallons per day to the Company effective upon fulfillment of certain conditions precedent.

On March 14, 2018, the Company extended an existing time charter party agreement expiring May 2018 for continued charter of a 140,500 cubic meter LNG carrier to January 2019. All other conditions to the time charter party agreement remain the same.

The Company had previously committed to a call option agreement to charter a 15,600 cubic meter LNG carrier for a minimum period of 24 months, and to a maximum period of 27 months. The option is priced at $100 per month and was exercised on March 16, 2018.

Subsequent to December 31, 2017, the Company has entered into multiple agreements to acquire land. Total purchases since December 31, 2017 were $9,956.

Leases, as lessee

The Company entered into several lease agreements during 2018 in Latin America. Such agreements include securing certain facilities, wharf areas, office space and specified port areas for development of terminals. Terms for these leases range from 20 to 30 years, and certain of these leases contain extension terms. One-time fees paid subsequent to December 31, 2017 to secure leases were $19,000. Fixed lease payments under these leases are expected to be approximately $1,200 and some of these lease contain variable components based on LNG processed. The Company has also restricted funds of approximately $2,200 as collateral for these leases.

Members’ Equity

On January 26, 2018, 665,843 common shares (no par value) were issued for consideration of $20,150.

Debt

On August 16, 2018, the Company entered into a Term Loan Facility (the “Term Loan Facility”) to borrow term loans, available in three draws, up to an aggregate principal amount of $240,000. Borrowings under the Term Loan Facility bear interest at a rate selected by the Company of either (i) a LIBOR based rate, plus a spread of 4.0%, or (ii) subject to a floor of 1%, a Base Rate equal to the higher of (a) the Prime Rate, (b) the Federal Funds Rate plus 1∕2 of 1% or (c) the 1-month LIBOR rate plus the difference between the applicable LIBOR margin and Base Rate margin, plus a spread of 3.0%. The Term Loan Facility is set to mature on August 14, 2019 and is repayable in quarterly installments of $600, with a balloon payment due on the maturity date. The Company has the option to extend the maturity date for two additional six month periods; upon the exercise of each extension option, the spread on LIBOR and Base Rate increases by 0.5%. To exercise the extension option, the Company must pay a fee equal to 1.0% of the outstanding principal balance at the time of the exercise of the option.

The Term Loan Facility is secured by mortgages on certain properties owned by the Company’s subsidiaries, in addition to other collateral. The Company is required to comply with certain financial covenants and other restrictive covenants customary for facilities of this type, including restrictions in indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Facility also provides for customary events of default, prepayment and cure provisions.

The Term Loan Facility funded $130,000 less fees at closing. The remaining capacity of $110,000 under the Term Loan Facility is subject to a delayed draw feature, resulting in $40,000 to be funded at the payoff of the Miami Loan and then the remainder to be funded in September 2018 at the payoff of the Mobay Loan.

The Company will use the net proceeds of the Term Loan Facility to repay both the Miami Loan and the MoBay Loan, and the remaining proceeds will be used for general corporate purposes, including capital expenditures and future construction projects under development.

Management performed an evaluation of subsequent events through August 16, 2018, the date the consolidated financial statements were issued.

New Fortress Energy LLC

Class A shares
Representing Limited Liability Company Interests

Prospectus

         , 2018

Morgan Stanley

Barclays

Through and including             , 2018 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and NASDAQ listing fee the amounts set forth below are estimates.

SEC registration fee		$12,120	*
FINRA filing fee			*
Printing and engraving expenses			*
Fees and expenses of legal counsel			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
NASDAQ listing fee			*
Miscellaneous			*
Total	$		*
*	To be completed by amendment

ITEM 14.   INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Our operating agreement provides that we will indemnify, to the fullest extent permitted by the Delaware LLC Act, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our or our subsidiary’s director or officer. However, such indemnification is permitted only if such person acted in good faith and lawfully. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the shareholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Our operating agreement provides that we may indemnify any person who is or was a director, officer, employee or agent of us to the fullest extent permitted by Delaware law. The indemnification provisions contained in our operating agreement are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of shareholders or disinterested directors or otherwise. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers, which are broader than the specific indemnification provisions contained in the Delaware LLC Act. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct.

We will purchase insurance covering our officers and directors against liabilities asserted and expenses incurred in connection with their activities as our officers and directors or any of our direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of New Fortress Energy Holdings, their officers and directors, and any person who controls New Fortress Energy Holdings, including indemnification for liabilities under the Securities Act.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

On August 6, 2018, in connection with the formation of New Fortress Energy LLC, we issued the 100.0% limited liability company interest in us to New Fortress Energy Holdings LLC. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

In connection with the formation transactions described herein, we will issue           Class B shares, representing an aggregate       % non-economic limited liability company interest in us, to New Fortress Energy Holdings.

ITEM 16.	EXHIBITS.
Exhibit Number	Description
1.1**	—	Form of Underwriting Agreement
3.1*	—	Certificate of Formation of New Fortress Energy LLC
3.2*	—	Certificate of Amendment to Certificate of Formation of New Fortress Energy LLC
3.3**	—	Form of Operating Agreement of New Fortress Energy LLC
5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1**	—	Form of Amended and Restated Limited Liability Company Agreement of New Fortress Intermediate LLC
10.2**	—	Form of Contribution Agreement
10.3**	—	Form of New Fortress Energy LLC 2018 Omnibus Incentive Plan
10.4**	—	Form of Restricted Share Unit Award Agreement
10.5**	—	Offer Letter, dated March 14, 2017, by and between NFE Management, LLC and Christopher Guinta
10.6**	—	Offer Letter, dated as of August 30, 2018, by and between NFE Management, LLC and Michael J. Utsler
10.7**	—	Separation Letter Agreement, dated February 26, 2017, by and between NFE Management, LLC and Christopher Carey
10.8**	—	Form of Shareholders’ Agreement
10.9*	—
Senior Secured Delayed Draw Term Loan Credit Agreement, dated November 24, 2014, by and among LNG Holdings LLC, FEP GP LNG Holdings LLC, LNG Holdings (Florida) LLC, as the borrower, Morgan Stanley Senior Funding, Inc., as administrative agent and the lenders party thereto.

10.10*	—
Syndicated Loan Agreement, dated June 3, 2016, by and among NFE North Holdings Limited, as the borrower, National Commercial Bank Jamaica Limited, as arranger, JCSD Trustee Services Limited, as agent and the lenders party thereto.

10.11*	—
Credit Agreement, dated August 15, 2018, by and between New Fortress Energy Holdings LLC, NFE Atlantic Holdings LLC, as borrower, Morgan Stanley Senior Funding, Inc., as administrative agent and the subsidiary guarantors and lenders parties thereto.

‡10.12*	—	Gas Sales Agreement, dated August 5, 2015, by and between New Fortress Energy LLC and Jamaica Public Service Company Limited
‡10.13*	—	First Amendment to Gas Sales Agreement, dated May 23, 2016, by and between NFE North Holdings Limited and Jamaica Public Service Company Limited
10.14**	—	Form of Administrative Services Agreement, by and between New Fortress Energy Intermediate LLC and FIG LLC
21.1*	—	List of Subsidiaries of New Fortress Energy LLC
23.1*	—	Consent of Ernst & Young L.L.P.
23.2**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
24.1*	—	Powers of Attorney (contained on signature page)
99.1*	—	Consent of C. William Griffin, as Director Nominee
99.2*	—	Consent of John J. Mack, as Director Nominee
99.3*	—	Consent of Matthew Wilkinson, as Director Nominee
99.4*	—	Consent of David J. Grain, as Director Nominee
*	Provided herewith.
**	To be provided by amendment.
‡	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 9, 2018.

New Fortress Energy LLC

By:	/s/ Christopher S. Guinta
Name:	Christopher S. Guinta
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Wesley R. Edens and Christopher S. Guinta, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

/s/ Wesley R. Edens	Wesley R. Edens, Chief Executive Officer and Director (Principal Executive Officer)	November 9, 2018

/s/ Christopher S. Guinta	Christopher S. Guinta, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 9, 2018

/s/ Randal A. Nardone	Randal A. Nardone Director	November 9, 2018

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